      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 2000

                                                 REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                 HYDRIL COMPANY
             (Exact name of Registrant as specified in its charter)

              DELAWARE                               3533                              95-2777268
  (State or Other Jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   Incorporation or Organization)        Classification Code Number)              Identification No.)

                      3300 NORTH SAM HOUSTON PARKWAY EAST
                           HOUSTON, TEXAS 77032-3411
                                 (281) 449-2000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               MICHAEL C. KEARNEY
                      3300 NORTH SAM HOUSTON PARKWAY EAST
                           HOUSTON, TEXAS 77032-3411
                                 (281) 449-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

         DARRELL W. TAYLOR                      KENDALL BISHOP                     PHILIP J. BOECKMAN
         BAKER BOTTS L.L.P.                 O'MELVENY & MYERS LLP               CRAVATH, SWAINE & MOORE
          ONE SHELL PLAZA                  1999 AVENUE OF THE STARS                 WORLDWIDE PLAZA
           910 LOUISIANA                LOS ANGELES, CALIFORNIA 90067                825 8TH AVENUE
        HOUSTON, TEXAS 77002                    (310) 553-6700                  NEW YORK, NEW YORK 10019
           (713) 229-1234                                                            (212) 474-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ---------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [ ] ---------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [ ] ---------------

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

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--------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF SECURITIES                    AGGREGATE OFFERING                   AMOUNT OF
                     TO BE REGISTERED                                PRICE(1)(2)                  REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
Common Stock..............................................          $155,000,000                       $40,920
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(1) Includes Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 9, 2000

PROSPECTUS
                                7,500,000 SHARES

                                 [HYDRIL LOGO]

                                 HYDRIL COMPANY
                                  COMMON STOCK
                               $        PER SHARE
                             ---------------------

     We are selling 2,323,932 shares of our common stock and the selling stockholders named in this prospectus are selling 5,176,068 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. The underwriters named in this prospectus may purchase up to 1,100,000 additional shares of common stock from us and the selling stockholders under certain circumstances.

     This is an initial public offering of our common stock. We currently expect
the initial public offering price to be between $     and $     per share. We
intend to apply to have our common stock listed on
under the symbol      .

                             ---------------------
     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price                                         $           $
Underwriting Discount                                         $           $
Proceeds to Hydril (before expenses)                          $           $
Proceeds to Selling Stockholders                              $           $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
            , 2000.

                             ---------------------
                              Joint Lead Managers
SALOMON SMITH BARNEY                                  CREDIT SUISSE FIRST BOSTON
                             ---------------------
DAIN RAUSCHER WESSELS                                    SIMMONS & COMPANY
                                                           INTERNATIONAL
          , 2000

                 [INSIDE FRONT COVER - 4 Overlapping Photographs]
                 ------------------------------------------------
                         High Performance Products For
                             Energy Exploration And
                                   Production

                                                      [Upper Right Photograph]
                                                      ------------------------
                                                      Photograph of a Hydril
                                                      gauge technician measuring
                                                      the tolerance of a
                                                      proprietary thread gauge,
                                                      which is used to ensure
                                                      manufacturing precision
                                                      and quality.
[Left Photograph]
-----------------
Photograph of a
complete blowout
preventer assembly.
                                [Center Photograph]
                                -------------------
                                Photograph of recently
                                completed drillship, as an
                                example of a deepwater
                                drilling vessel that engages
                                in activities in which
                                Hydril premium tubular
                                connections and pressure
                                control products are
                                utilized.

                                                     [Lower Right Photograph]
                                                     ------------------------
                                                     Photograph of a Hydril
                                                     serviceman holding a Hydril
                                                     integral casing connection.

[INSIDE FRONT GATE FOLD - LEFT SIDE]
------------------------------------

    Premium Tubular
      Connections


                        Schematic of an
                  offshore drilling rig and
                     associated oil well.


Schematic of a
drill pipe                   Rig
connection,               Schematic
with the label                               Schematic of a surface
"Connection                                  casing connection, with
for Drill Pipe"                              the label "Connection for
                            Well             Surface Casing" and an arrow
                          Schematic (------- to its location on the
                                             well schematic.


                                             Schematic of a production
                             Well            casing connection, with the
                          Schematic (------- label "Connection for Production
                                             Casing" and an arrow to its
                                             location on the well schematic.

Schematic of a
production tubing
connection, with
the label "Connection                        Schematic of a liner connection,
for Production Tubing"      Well             with the label "Connection for
                          Schematic (------- Liner Casing" and an arrow to its
                                             location on the well schematic.

[INSIDE FRONT GATE FOLD - RIGHT SIDE]
-------------------------------------

     Pressure Control
         Products

                                 Schematic of a
                                semisubmersible
                             offshore drilling rig
                              and associated well,
                              including a blowout
                              preventer assembly.

Schematic of a drill            Semisubmersible
stem valve, with the               Schematic             Schematic of a
label "Drill Stem Valve" ----)                           diverter, with the
and an arrow to its                                      label "Diverter"
location on the                                          and an arrow to
semisubmersible                                          its location on
schematic.                            Well (------------ the well schematic.
                                   Schematic

Schematic of a gas
handler, with the
label "Gas Handler"
and an arrow to -------------)                        Schematic of ram
its location,                              (--------- blowout preventer,
on the well                                           with the label
schematic.                                            "Ram Blowout
                                                      Preventer" and an
                                                      arrow to its
Schematic of an                                       location on the
annular BOP, with                                     "BOP Stack"
the label "Annular                                    schematic.
Blowout Preventer"
and an arrow to
its location
on the "BOP      ------------) "BOP Stack"
Stack" schematic                Schematic

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     6
Cautionary Statement about Forward-Looking Statements.......    18
Use of Proceeds.............................................    19
Dividend Policy.............................................    19
Dilution....................................................    20
Capitalization..............................................    21
Selected Financial Data.....................................    22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    24
Business....................................................    34
Management..................................................    46
Certain Relationships and Related Party Transactions........    55
Principal and Selling Stockholders..........................    57
Description of Capital Stock................................    61
Shares Eligible for Future Sale.............................    65
U.S. Tax Consequences to Non-U.S. Holders...................    66
Underwriting................................................    69
Legal Matters...............................................    71
Experts.....................................................    71
Where You Can Find More Information.........................    71
Index to Financial Statements...............................   F-1

                               ------------------

     Until           , 2000, all dealers that buy, sell or trade the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary only highlights information contained elsewhere in this prospectus, but does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under "Risk Factors" and the financial statements and the related notes included in this prospectus, before making an investment decision.

OUR BUSINESS

     We are a worldwide leader in engineering, manufacturing and marketing premium tubular connections and pressure control products for oil and gas drilling and production. Our premium tubular connections are used in drilling environments where extreme pressure, temperature, corrosion and mechanical stress are encountered, as well as in environmentally sensitive drilling. These harsh drilling conditions are typical for deepwater, deep-formation and horizontal wells. Our pressure control products are primarily safety devices that control and contain fluid and gas pressure during drilling, completion and maintenance of oil and gas wells in the same environments. We also provide aftermarket replacement parts, repair and field services for our installed base of pressure control equipment. These products and services are required on a recurring basis because of the impact of the extreme conditions in which pressure control products are used. We believe that the level of drilling activity in harsh environments that require premium tubular connections and advanced pressure control products will continue to grow as oil and gas operators increasingly target deeper geological formations, shift their exploration offshore and apply horizontal drilling techniques.

     Throughout our history, we have been a technological innovator. For nearly 70 years, we have been developing products that assist the oil and gas industry to commercially and safely explore and develop deep onshore and deepwater reserves that were not previously accessible. Shortly after our inception, we developed the first annular blowout preventer, a device which seals the well to prevent uncontrolled flow of fluids and gases when a high pressure geological formation is encountered. We have also developed groundbreaking premium tubular connection products and technologies for use in critical drilling and production applications where standard connections are unsuitable.

     We continue to provide innovative products. At the end of 1999, we introduced an advanced composite tubing product line as a cost-effective alternative to steel pipe used in flowlines. Our advanced composite tubing is lightweight, flexible, resistant to corrosion and fatigue, has low installation cost and can be produced in lengths up to several thousand feet. We are also currently participating in a joint industry project for the development of a process called subsea mudlift drilling that, if successful, will make it possible to economically drill for and produce oil and gas in ultra-deepwater in excess of 7,000 feet. We are the technical leader, designer and equipment manufacturer and have production rights to the subsea mudlift drilling equipment developed by the project.

     The end-users of our products are a broad group of major and independent, domestic and international oil and gas companies as well as drilling contractors. In the United States and Canada, we sell our premium tubular connections through distributors. Outside the United States and Canada, we sell our premium tubular connections directly to end-users and through distributors. We sell our pressure control products directly to end-users.

     We conduct our business on a global basis. We have approximately 1,250 employees and 13 manufacturing facilities in the United States, Canada, Indonesia, Mexico, Nigeria and the United Kingdom, and 22 sales and service offices worldwide. During 1999, approximately 60% of our revenues were derived from equipment sales and services ultimately provided to end-users for use outside of the United States.

     Hydril was founded in 1933 by Frank R. Seaver who ran Hydril until his death in 1964. From 1964 to 1986, Richard C. Seaver, the nephew of Frank Seaver, served as our President. Richard Seaver is currently our Chairman of the Board, and his son, Christopher T. Seaver, is our President and Chief Executive Officer.

OUR BUSINESS STRATEGY

     Our goal is to build on our position as an industry leader in the engineering, manufacturing and marketing of premium tubular connections and pressure control products. To achieve this goal, we are pursuing the following strategies:

     - Focus on a portfolio of premium, high value added products.

     - Develop new proprietary technologies and products.

     - Emphasize product quality and capitalize on brand loyalty.

     - Operate our business globally.

     - Expand our business through selective acquisitions.

RISK FACTORS

     Prospective investors should carefully consider the matters set forth under the caption "Risk Factors," as well as other information set forth in this prospectus. One or more of these matters could negatively impact the value of your investment in us.

OUR EXECUTIVE OFFICES

     Our principal executive offices are located at 3300 North Sam Houston Parkway East, Houston, Texas 77032-3411, and our telephone number is (281) 449-2000.

                                  THE OFFERING

Common stock offered (1):
     By us......................   2,323,932 shares
     By selling stockholders....   5,176,068 shares
          Total.................   7,500,000 shares
Shares outstanding after the
offering (2):
     Common stock...............   7,500,000 shares
     Class B common stock.......   14,202,972 shares
          Total.................   21,702,972 shares
Voting rights
     Common stock...............   One vote per share
     Class B common stock.......   Ten votes per share

Use of proceeds.................   We estimate that the net proceeds to us from
                                   this offering will be approximately $
                                   million, based on an assumed initial public
                                   offering price of $     per share, the
                                   midpoint of the range set forth on the cover of this prospectus, before any proceeds from the exercise of the underwriters' over-allotment option. We intend to use the net proceeds that we will receive from this offering primarily:

                                   - to expand our capacity to produce premium
                                     tubular connections in the United States and Canada and to upgrade machine tools that we use in the manufacturing of our pressure control products;

                                   - to finance the continued development and
                                     commercialization of new, advanced
                                     technologies and products, including our subsea mudlift drilling technology and advanced composite tubing; and

                                   - to provide working capital for the growth
                                     of our business.

Proposed      symbol............
---------------

(1) The shares being sold in this offering are common stock. Only currently existing stockholders will hold class B common stock. Our common stock and class B common stock have identical rights, except for voting and conversion rights. Holders of common stock have no conversion rights. Holders of class B common stock may convert some or all of their shares into the same number of shares of common stock at any time. In addition, shares of class B common stock will automatically convert into the same number of shares of common stock upon the occurrence of the following:

     - if class B common stock is transferred to any person or entity other than a holder of class B common stock or a person or entity related to current holders of class B common stock;

     - if at any time the number of outstanding shares of class B common stock represents less than ten percent of the total number of outstanding shares of common stock and class B common stock combined.

(2) The number of shares outstanding after the offering excludes      shares of
    common stock issuable upon exercise of options to be granted to our officers, directors and employees upon completion of the offering and 702,000 shares of common stock issuable upon exercise of options previously granted to our officers. The number of shares outstanding after the offering assumes no exercise of the underwriters' over-allotment option. If the over-allotment option is exercised, we and each of the selling stockholders who have not sold all of their shares will sell shares to the underwriters on a pro rata basis based on the respective number of shares sold in the offering. If the over-allotment option is exercised in full, we will issue and sell an additional 348,736 shares of common stock and those selling stockholders will sell an additional 751,264 shares of common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. The information set forth below for the three months ended March 31, 1999 and 2000 is derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the interim periods, when read in conjunction with our annual financial statements and the notes to our annual financial statements appearing elsewhere in this prospectus. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for the full year.

                                                                                                       THREE MONTHS
                                                         YEARS ENDED DECEMBER 31,                     ENDED MARCH 31,
                                          ------------------------------------------------------    -------------------
                                            1995       1996       1997        1998        1999        1999       2000
                                          --------   --------   --------    --------    --------    --------   --------
                                                                                                        (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Revenues:
    Tubular.............................  $ 66,687   $ 97,312   $111,472    $116,256    $ 75,362    $ 20,234   $ 21,611
    Pressure control....................    56,399     69,646    106,635     122,956      84,063      19,248     23,148
                                          --------   --------   --------    --------    --------    --------   --------
      Total revenues....................   123,086    166,958    218,107     239,212     159,425      39,482     44,759
  Cost of sales.........................    93,202    131,114    189,297     206,808     134,866      30,431     32,804
                                          --------   --------   --------    --------    --------    --------   --------
  Gross profit..........................    29,884     35,844     28,810      32,404      24,559       9,051     11,955
  Selling, general and administration
    expenses............................    22,799     25,730     32,300      40,620      33,648       8,945      8,035
  Gain on exchange of manufacturing
    facility(1).........................        --         --      4,520          --          --          --         --
                                          --------   --------   --------    --------    --------    --------   --------
  Operating income (loss)(2)............     7,085     10,114      1,030      (8,216)     (9,089)        106      3,920
  Interest expense......................        --         91      1,720       4,347       5,528       1,396      1,364
  Other income (expense)................       786      2,729     19,511(3)   (9,407)(4)   3,651(5)    1,269        258
  Provision (benefit) for income
    taxes...............................     2,702      3,941      6,501      (7,470)     (3,729)         (8)       957
                                          --------   --------   --------    --------    --------    --------   --------
  Net income (loss).....................  $  5,169   $  8,811   $ 12,320    $(14,500)   $ (7,237)   $    (13)  $  1,857
                                          ========   ========   ========    ========    ========    ========   ========
  Income (loss) per share -- basic and
    diluted(6)..........................  $   0.27   $   0.45   $   0.64    $  (0.75)   $  (0.37)         --   $   0.10
  Weighted average shares
    outstanding(6)......................    19,385     19,385     19,385      19,384      19,379      19,379     19,379
OTHER DATA:
  Capital expenditures..................  $  5,713   $  9,705   $ 22,249    $ 15,767    $  8,790    $  3,821   $  1,198
  Depreciation..........................     4,621      4,711      5,259       6,324       7,851       1,635      2,083
  EBITDA(2)(7)..........................    11,706     14,825      1,769      (1,892)     (1,238)      1,741      6,003
  Net cash provided by (used in)
    operating activities................    (3,745)     1,828    (28,111)    (17,515)     10,184       3,804     (1,277)
  Net cash provided by (used in)
    investing activities................   (14,726)    (2,916)   (10,098)    (14,786)      6,314      11,283     (1,198)
  Net cash provided by (used in)
    financing activities................        --      5,265     47,443      27,723     (12,060)     (8,928)     1,113
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital.......................  $ 60,239   $ 63,781   $ 89,078    $ 97,227    $ 81,378    $ 94,816   $ 84,790
  Property, net.........................    32,538     37,647     64,418      73,861      74,579      76,247     74,266
  Total assets..........................   126,568    158,698    248,808     259,076     211,808     231,775    210,018
  Long-term debt and capital leases,
    excluding current portion...........        --         --     27,028      76,244      73,039      76,199     74,141
  Other long-term liabilities...........    14,928     15,169     15,535      18,137      18,011      18,104     18,540
  Total stockholders' equity............    81,446     89,772    100,710      83,683      76,446      83,568     78,303

---------------

(1) We exchanged our Singapore manufacturing facility for a new facility in Batam, Indonesia and $2.5 million in cash, resulting in a gain of $4.5 million.

(2) Results of operations include $26.5 million of operating losses in 1997, $27.5 million of operating losses in 1998, $3.7 million of operating losses in 1999, $1.9 million of operating losses for the three months ended March 31, 1999, and $1.5 million of operating losses for the three months ended March 31, 2000, under contracts to provide complete sets of blowout preventer equipment for drilling rigs and the integrated control systems for that equipment. Our 1999 results of operations also include a $10.5 million pre-tax charge to replace some of our blowout preventer equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Other income for 1997 was comprised primarily of a gain on the sale of securities. We obtained a 50% interest in XLS Holding, Inc. in 1994 as a result of our settlement of litigation with XL Systems, Inc. and in consideration for our licensing to XL Systems of several of our patented thread connections. Our interest in XLS Holding was accounted for using the equity method. In 1997, we sold our 50% interest in XLS Holding to Weatherford International, Inc. in exchange for Weatherford stock and recorded a gain of $18.5 million.

(4) For 1998, other expense included a $6.1 million permanent decline in the fair market value of the Weatherford stock obtained in 1997 and held for sale, and $2.7 million for the cost of put options to sell the stock.

(5) For 1999, other income included $2.2 million of curtailment gain from changes in our postretirement medical benefit plan. Effective December 31, 1999, we changed eligibility provisions in the postretirement benefits plan. Under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," this change resulted in the recognition of $2.2 million of net curtailment gains.

(6) Share and per share data have been retroactively restated to reflect the reclassification of pre-offering shares of common stock into shares of class B common stock and the dividend of five shares of class B common stock for each share of class B common stock to be made prior to the offering.

(7) EBITDA consists of operating income (loss) before depreciation expense and gain on the exchange of manufacturing facility. EBITDA is not a measure of financial performance under generally accepted accounting principles. You should not consider it in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and to fund capital expenditures. Additionally, the EBITDA computation used herein may not be comparable to other similarly titled measures of other companies.

                                  RISK FACTORS

     You should consider carefully the following risk factors and all other information contained in this prospectus before you decide whether to purchase our common stock. Investing in our common stock is speculative and involves significant risk. Any of the following risks, as well as other risks and uncertainties that we have not yet identified or that we currently believe are immaterial, could impair our business, financial condition and operating results, could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

RISKS RELATING TO OUR BUSINESS

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL OR GAS PRICES COULD RESULT IN LOWER EXPENDITURES BY THE OIL AND GAS INDUSTRY, THEREBY REDUCING OUR REVENUE.

     Demand for our products and services is cyclical and substantially dependent on the level of capital expenditures by the oil and gas industry for the exploration for and development of crude oil and natural gas reserves. In particular, demand for our premium tubular connections and our aftermarket pressure control products and services is driven by the level of worldwide drilling activity, especially drilling in harsh environments. Demand for our pressure control products is directly affected by the number of drilling rigs being built or refurbished. A substantial or extended decline in worldwide drilling activity or in construction or refurbishment of rigs will adversely affect the demand for our products and services.

     Worldwide drilling activity and construction and refurbishment of rigs is highly sensitive to oil and gas prices and is generally dependent on the industry's view of future oil and gas prices, which have historically been characterized by significant volatility. Oil and gas prices are affected by numerous factors, including:

     - the level of worldwide oil and gas exploration and production activity;

     - worldwide demand for energy, which is affected by worldwide economic conditions;

     - the policies of the Organization of Petroleum Exporting Countries, or OPEC;

     - the cost of producing oil and gas;

     - interest rates and the cost of capital;

     - technological advances affecting energy consumption;

     - environmental regulation;

     - tax policies; and

     - policies of national governments.

     We expect prices for oil and natural gas to continue to be volatile and affect the demand and pricing of our products and services. A material decline in oil or gas prices could materially adversely affect our business. Additionally, there can be no assurance that an increase in oil and gas prices and greater level of exploration and production expenditures of oil and gas companies will be reflected in the demand for our products and services.

WE HAVE INCURRED LOSSES IN RECENT PERIODS ON A CONSOLIDATED BASIS AND IN OUR PRESSURE CONTROL SEGMENT AND MAY INCUR ADDITIONAL LOSSES IN THE FUTURE; IF WE FAIL TO ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE, THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

     We incurred net losses of $7.2 million in 1999 and $14.5 million in 1998. We also incurred a $3.5 million operating loss in 1997 prior to the recognition of a $4.5 million gain on the exchange of a manufacturing facility. Our revenue declined in 1999 to $159.4 million from $239.2 million in 1998. From period to period, our results have fluctuated significantly.

     We entered into fixed-price contracts primarily in 1996 and 1997 to provide complete sets of blowout preventer equipment with integrated control systems. We incurred operating losses of $26.5 million in 1997, $27.5 million in 1998, and $3.7 million in 1999 relating to these fixed-price contracts. Deliveries of the remaining equipment are expected to occur in 2000. We expect to incur $1.5 million of operating losses in 2000 relating to fixed-price contracts, which we recorded in the first quarter of 2000. Changes in contract performance, conditions and estimated profitability may result in revisions to estimated costs and income, and we cannot assure you that we will not incur additional losses under fixed-price contracts. Our 1999 results also include a $10.5 million pre-tax charge to replace some of our blowout preventer equipment.

     Including the losses described above, our pressure control segment reported operating losses of $14.7 million in 1997, $21.3 million in 1998 and $16.7 million in 1999. Beginning in 1998, we replaced the management in our pressure control segment, and we reorganized the segment on a functional basis with the goal of reducing costs and increasing efficiency. We cannot assure you that the new management or the reorganized structure of the pressure control segment will result in reduced operating losses or profitability for the segment. Excluding the project losses described above, margins in recent periods for our pressure control business have been low primarily because of excess capacity in the industry and higher than expected engineering and production costs for some products. Through at least 2001, we expect our revenues from our pressure control products to continue to decline primarily because of the currently low level of rig construction and refurbishment worldwide and the completion of our remaining long-term projects. Pressure control represents approximately one-half of our revenues, and if that segment does not improve, our consolidated results will be materially and adversely affected.

     In considering whether to invest in our common stock, you should consider our historical financial results and the factors that caused those results. If we fail to achieve or sustain profitability in the future, the market price of our common stock could be adversely affected. If we do achieve profitability in any period, we may not be able to sustain or increase such profitability on a quarterly or annual basis.

WE RELY ON A FEW DISTRIBUTORS FOR SALES OF OUR PREMIUM TUBULAR CONNECTIONS IN THE UNITED STATES AND CANADA; A LOSS OF ONE OR MORE OF OUR DISTRIBUTORS OR A CHANGE IN THE METHOD OF DISTRIBUTION COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

     There is a limited number of distributors who buy steel tubulars, contract with us to thread the tubulars and sell completed tubulars with our premium tubular connections. In 1999, our ten largest distributors accounted for 69% of our premium tubular connections sales in the United States and Canada and 32% of our premium tubular connections sales worldwide. Our ten largest distributors in the first quarter of 2000 accounted for 74% of premium tubular connections sales in the United States and Canada and 46% of premium tubular connections sales worldwide. In the first quarter of 2000, our two largest distributors accounted for 48% of premium tubular connections segment sales in the United States and Canada and 30% of segment sales worldwide.

     In the U.S., tubular distributors have combined on a rapid basis in recent years. In 1999, four distributors combined to become one of the largest distributors of tubulars, and the combined company no longer distributes our products. Because of the limited number of distributors, we have few alternatives if we lose a distributor. Identifying and utilizing additional or replacement distributors may not be accomplished quickly and could involve significant additional costs. Even if we find replacement distributors, the terms of new distribution agreements may not be favorable to us. In addition, distributors may not be as well capitalized as our end-users and may present a higher credit risk.

     There can be no assurance that the current distribution system for premium tubular connections will continue. For example, products may in the future be sold directly by tubular manufacturers to end-users or through other distribution channels such as the internet. If methods of distribution change, many of our competitors may be better positioned to take advantage of those changes than we are.

THE CONSOLIDATION OR LOSS OF END-USERS OF OUR PRODUCTS COULD ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND SERVICES AND REDUCE OUR REVENUES.

     Oil and gas operators and drilling contractors have undergone substantial consolidation in the last few years. Additional consolidation is probable.

     Consolidation results in fewer end-users for our products. In addition, merger activity among both major and independent oil and gas companies also affects exploration, development and production activity, as these consolidated companies attempt to increase efficiency and reduce costs. Generally, only the more promising exploration and development projects from each merged entity are likely to be pursued, which may result in overall lower post-merger exploration and development budgets.

     In 1999, our largest pressure control customer accounted for 24% of segment sales and our ten largest pressure control customers accounted for 53% of segment sales. In the first quarter of 2000, our two largest pressure control customers accounted for 40% of segment sales and our ten largest pressure control customers accounted for 68% of segment sales. In 1999, our largest premium tubular connection customer accounted for 21% of segment sales and our ten largest premium tubular connection customers accounted for 65% of segment sales. In the first quarter of 2000, our three largest premium tubular connection customers accounted for 47% of segment sales and our ten largest premium tubular connection customers accounted for 65% of total segment sales.

     The loss of one or more of our end-users or a reduction in exploration and development budgets as a result of industry consolidation or other reasons could adversely affect demand for our products and services and reduce our revenues.

THE INTENSE COMPETITION IN OUR INDUSTRY COULD RESULT IN REDUCED PROFITABILITY AND LOSS OF MARKET SHARE FOR US.

     Contracts for our products and services are generally awarded on a competitive basis, and competition is intense. The most important factors considered by our customers in awarding contracts include:

     - availability and capabilities of the equipment;

     - ability to meet the customer's delivery schedule;

     - price;

     - reputation;

     - experience; and

     - safety record.

     Many of our major competitors are diversified multinational companies, and are larger and have substantially greater financial resources, substantially larger operating staffs and greater budgets for marketing and research and development than we do. These companies may be better able than us to successfully endure downturns in the oil and gas industry.

WE MAY LOSE BUSINESS TO COMPETITORS WHO PRODUCE THEIR OWN PIPE.

     In the United States and Canada and sometimes internationally, our premium connections are added to steel tubulars purchased by a distributor from third-party steel suppliers. After our premium connections are added, the distributor sells the completed premium tubular to a customer at a price that includes, but does not differentiate between, the costs of the steel pipe and the connection. Pricing of premium tubular connections can be affected by steel prices, as the steel pipe is the largest component of the overall price. We have no control over the price of the steel pipe that is supplied for our connections.

     Many of our larger competitors, especially internationally, are integrated steel producers, who produce, rather than purchase, steel. Integrated steel producers have more pricing flexibility for tubular connections given that they control the production of both the tubular connections and the steel tubulars to which the connections are applied. This inherent pricing and supply control puts us at a competitive disadvantage, and we can lose business to integrated steel producers even if we have a better product. Other steel producers who do not currently manufacture tubulars with premium connections may in the future enter the premium tubular connection business and compete with us, including in the United States, where historically there have been few integrated producers. Several foreign steel mills have formed a marketing group that is licensed to produce and sell a competing tubular connections product line outside of the United States and Canada.

THE LEVEL AND PRICING OF TUBULAR GOODS IMPORTED INTO THE U.S. AND CANADA COULD ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND OUR RESULTS OF OPERATIONS.

     The level of imports of tubular goods, which has varied significantly over time, affects the domestic tubular goods market. High levels of imports reduce the volume sold by domestic producers and tend to reduce their selling prices, both of which could have an adverse impact on our business. We believe that U.S. import levels are affected by, among other things:

     - U.S. and overall world demand for tubular goods;

     - the trade practices of and government subsidies to foreign producers; and

     - the presence or absence of antidumping and countervailing duty orders.

     Foreign producers of tubular goods are often willing to sell their products, which may include premium tubular connections, for export to the United States at prices that are lower than the cost of production or their prices in their home market or a major third-country market, a practice commonly referred to as "dumping."

     Antidumping duty orders currently cover imports of tubular goods from Argentina, Canada, Italy, Japan, Korea, Mexico and Taiwan, and a countervailing duty order currently covers imports from Italy. Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and government subsidization. Such orders normally reduce the level of imported goods and improve prices in the United States market. Once an order is in place, each year foreign producers, importers, domestic producers and other parties may request an "administrative review" to determine the duty rates to be applied to imports during the preceding year, and the duty deposit rates for future imports from the companies covered by the review. In addition, a company that did not ship to the United States during the original period examined by the U.S. government may request a "new shipper review" to obtain its own duty rate on an expedited basis.

     Antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." Under the sunset review procedure, an order must be revoked after five years unless the U.S. Department of Commerce and the International Trade Commission determine that dumping is likely to continue or recur and that material injury to the domestic industry is likely to continue or recur. An individual exporter also may obtain revocation as to itself if the U.S. Department of Commerce determines that the exporter made sales in the United States in commercial quantities, and did not dump for three consecutive years and is not likely to resume dumping. Orders also may be revoked in full or in part based on changed circumstances. The International Trade Commission is scheduled to vote in its sunset reviews of the orders covering imports from Canada and Taiwan on June 12, 2000. The International Trade Commission and the U.S. Department of Commerce are scheduled to conduct sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico beginning in August 2000. These reviews are expected to be completed by August 2001. If the orders covering imports from Argentina, Canada, Italy, Japan, Korea, Mexico and Taiwan are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our business. There is no assurance that tubulars produced by domestic steel mills and threaded by us could economically compete with tubulars manufactured and threaded at steel mills outside of the United States.

OVERCAPACITY IN THE PRESSURE CONTROL INDUSTRY AND HIGH FIXED COSTS EXACERBATE THE LEVEL OF PRICE COMPETITION FOR OUR PRODUCTS, ADVERSELY AFFECTING OUR BUSINESS AND REVENUES.

     Historically, there has been overcapacity in the pressure control equipment industry. When oil and gas prices fall, cash flows of our customers are reduced, leading to lower levels of expenditures and reduced demand for pressure control equipment. Under these conditions, the overcapacity causes increased price competition in the sale of pressure control products and aftermarket services as competitors seek to capture the reduced business to cover their high fixed costs and avoid the idling of manufacturing facilities. Because we have multiple facilities that produce different types of pressure control products, it is even more difficult for us to reduce our fixed costs since to do so we might have to shut down more than one plant. During and after periods of increasing oil and gas prices when sales of pressure control products may be increasing, the overcapacity in the industry will tend to keep prices for the sale of pressure control products lower than if overcapacity were not a factor. As a result, when oil and gas prices are low, or are increasing from low levels because of increased demand, our business and revenues will be adversely affected because of either reduced sales volume or sales at lower prices or both.

IF WE DO NOT DEVELOP, PRODUCE AND COMMERCIALIZE NEW COMPETITIVE TECHNOLOGIES AND PRODUCTS, OUR REVENUE MAY DECLINE.

     The markets for tubular connections and pressure control products and services are characterized by continual technological developments. As a result, substantial improvements in the scope and quality of product function and performance can occur over a short period of time. If we are not able to develop commercially competitive products in a timely manner in response to changes in technology, our business and revenues will be adversely affected. Our future ability to develop new products depends on our ability to:

     - design and commercially produce products that meet the needs of our customers;

     - successfully market new products; and

     - obtain and maintain patent protection.

     We may encounter resource constraints or technical or other difficulties that could delay introduction of new products and services in the future. Our competitors may introduce new products before we do and achieve a competitive advantage.

     Additionally, the time and expense invested in product development may not result in commercial applications and provide revenues. We could be required to write off our entire investment in a new product that does not reach commercial viability. Moreover, we may experience operating losses after new products are introduced and commercialized because of high start-up costs, unexpected manufacturing costs or problems, or lack of demand. For example, in recent years we have sustained significant losses in our pressure control segment as a result of projects to provide complete sets of blowout preventer equipment and integrated control systems.

IF WE ARE NOT SUCCESSFUL IN DEVELOPING AND COMMERCIALIZING SUBSEA MUDLIFT DRILLING TECHNOLOGY OR COMMERCIALIZING OUR ADVANCED COMPOSITE TUBING, OUR GROWTH PROSPECTS WILL BE REDUCED.

     We are working with a number of operators and drilling contractors to develop a subsea mudlift drilling technology that, if successful, would enable oil and gas operators to economically drill for and produce oil and gas in ultra-deepwater in excess of 7,000 feet. We cannot assure you that we will be able to develop subsea mudlift drilling technology or that, if developed, we will be able to successfully commercialize it. Our subsea mudlift drilling technology has not yet been proven by the drilling of a test well. If the planned test well is unsuccessful, we may have to abandon or delay the project. Moreover, there are two other groups of companies in our industry that are also developing competing technologies for deepwater drilling, and they may be ahead of us in completing development of their technology. One of these groups is headed by Shell Oil Company and the other by Transocean Sedco Forex. Published reports have noted that the Shell group will drill a test well during 2000. Our group does not plan to drill a test well until 2001. If one or both of these two groups develops a commercially viable technology before we do, they may gain a significant competitive advantage over us.

     Moreover, the cost to implement the technology may be high and there may be little demand for the completed technology. We are devoting significant resources to the development of subsea mudlift drilling technology. We have invested over $1.7 million thus far. We may have to invest substantially more than what we have budgeted in order to successfully complete the project. In the past, some participants in the project have withdrawn, and other participants could withdraw prior to completion. This would mean losing the technical help of these partners and that the remaining partners, including us, would have to contribute more money to the project. It is also less likely that former partners would become future users of the project's technology.

     At the end of 1999, we introduced a line of advanced composite tubing that is lightweight, flexible and resists corrosion and fatigue. We are marketing the tubing for use in transporting oil and gas both out of the well and from the well to storage facilities. We currently have a limited number of orders for our advanced composite tubing. We do not yet know if we can commercialize it successfully. The startup costs and expense to produce the tubing could be higher than we expect. Additionally, the product may not perform as we expect, or we may not be able to adapt it to other applications. Moreover, demand from customers may not develop. Companies with greater financial and marketing resources have already developed and are selling a proprietary tubing similar to our advanced composite tubing.

     If we are unable to successfully develop and commercialize subsea mudlift drilling or commercialize our advanced composite tubing, our growth prospects will be reduced and the level of our future revenues may be materially and adversely affected.

LIMITATIONS ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD CAUSE A LOSS IN REVENUES AND ANY COMPETITIVE ADVANTAGE WE HOLD.

     Some of our products and the processes we use to produce them have been granted United States and international patent protection, or have patent applications pending. We cannot assure you that patents will be granted from our applications or that, if patents are issued, the claims allowed will be sufficient to protect our technology. If our patents are not enforceable, our business may be adversely affected. In addition, if any of our products infringe patents held by others, our financial results may be adversely affected. Our competitors may be able to independently develop technology that is similar to ours without infringing on our patents. The latter is especially true internationally where the protection of intellectual property rights may not be as effective. In addition, obtaining and maintaining intellectual property protection internationally may be significantly more expensive than doing so domestically. We may have to spend substantial time and money defending our patents. After our patents expire, our competitors will not be legally constrained from developing products substantially similar to ours.

THE LOSS OF ANY MEMBER OF OUR SENIOR MANAGEMENT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our success depends heavily on the continued services of our senior management. Our senior management consists of a small number of individuals relative to other comparable or larger companies. These individuals possess sales and marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. We do not have employment or non-competition agreements with any members of our senior management. If we lost or suffered an extended interruption in the services of one or more of our senior officers, our results of operations could be adversely affected. Moreover, we cannot assure you that we will be able to attract and retain qualified personnel to succeed members of our senior management.

IF WE ARE UNABLE TO ATTRACT AND RETAIN SKILLED LABOR, THE RESULTS OF OUR MANUFACTURING AND SERVICES ACTIVITIES WILL BE ADVERSELY AFFECTED.

     Our ability to operate profitably depends in part on our ability to attract and retain skilled manufacturing workers, equipment operators, engineers and other technical personnel. Our ability to expand our operations depends primarily on our ability to increase our labor force. Demand for these workers is currently high and the supply is limited. Even if we are able to attract and retain employees, the intense competition for them may increase our compensation costs. Additionally, a significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the rates of wages we must pay or both. If our compensation costs increase or we cannot attract and retain skilled labor, the immediate effect on us would be a reduction in our profits and the extended effect would be diminishment of our production capacity and profitability and impairment of any growth potential.

OUR INTERNATIONAL OPERATIONS MAY EXPERIENCE SEVERE INTERRUPTIONS DUE TO POLITICAL, ECONOMIC AND OTHER RISKS.

     In 1999, approximately 60% of our total revenues were derived from services or equipment ultimately provided or delivered to end-users outside the United States, and approximately 30% of our revenues were derived from products which were produced outside of the United States. We are, therefore, significantly exposed to the risks customarily attendant to international operations and investments in foreign countries. These risks include:

     - political instability and civil disturbances;

     - nationalization, expropriation, and nullification of contracts;

     - differing regulations and labor practices;

     - changes in currency exchange rates and currency fluctuations and potential devaluations;

     - currency restrictions and limitations on repatriations of profits;

     - restrictive actions by local governments; and

     - changes in foreign tax laws.

     We have manufacturing facilities in Warri and Port Harcourt, Nigeria and in Batam, Indonesia. Both of these countries have recently experienced civil disturbances and violence. In Indonesia, civil unrest and violence occurred during 1999 in Batam, where ethnic clashes between immigrants from north Sumatra and eastern Indonesia led to riots and widespread damage, in East Timor, where the East Timorese were seeking independence from Indonesia, and in Jakarta, in connection with events relating to election of a new President. In Nigeria, subsequent to the May 1999 elections that ended 15 years of military rule, religious and tribal violence escalated, and tensions between the groups continue to be high. Political violence and protests against oil companies operating in Nigeria are common.

     An interruption of our international operations could have a material adverse effect on our results of operations and financial condition. The occurrence of any of these risks could also have an adverse effect on demand for our products and services or our ability to provide them.

WE MAY LOSE MONEY ON FIXED PRICE CONTRACTS, AND SUCH CONTRACTS COULD CAUSE OUR QUARTERLY REVENUES AND EARNINGS TO FLUCTUATE SIGNIFICANTLY.

     Almost all of our pressure control projects, including all of our larger engineered systems projects, are performed on a fixed-price basis. This means that we are responsible for all cost overruns, other than any resulting from change orders. Our costs and any gross profit realized on our fixed-price contracts will often vary from the estimated amounts on which these contracts were originally based. This may occur for various reasons, including:

     - errors in cost, design or production time estimates;

     - engineering design changes;

     - changes requested by customers; and

     - changes in the availability and cost of labor and material.

     The variations and the risks inherent in engineered systems projects may result in reduced profitability or losses on our projects. Depending on the size of a project, variations from estimated contract performance can have a significant impact on our operating results for any particular fiscal quarter or year. Our significant losses in recent years on projects to provide complete sets of blowout preventer equipment with integrated control systems are an example of the problems we can experience with fixed-price contracts. Provisions are made currently for the entire amount of anticipated losses on uncompleted contracts. Changes in contract performance, conditions and estimated profitability may result in revisions to estimated costs and income and will be recognized in the period in which such revisions are determined. It is at least reasonably possible that estimates of contract costs could be revised in the near term.

OUR QUARTERLY SALES AND EARNINGS MAY VARY SIGNIFICANTLY, WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE.

     Fluctuations in quarterly sales and earnings could adversely affect the trading price of our common stock. For the eight quarters ending December 31, 1999, our quarterly revenue varied from $38.8 million to $62.6 million. Our quarterly sales may vary significantly from quarter to quarter depending upon:

     - the level of drilling activity worldwide;

     - the variability of customer orders, especially for tubular connections, which are particularly unpredictable in international markets;

     - the mix of our products sold and the margins on those products; and

     - new products offered and sold by us or our competitors.

     If we enter into pressure control long-term projects in the future, some of our revenues would be derived from significant projects which are often performed over periods of two to six quarters. As a result, our revenues and earnings could fluctuate significantly from quarter to quarter as a result of the extent of any delays in completing existing pressure control projects.

     In addition, our fixed costs cause our margins to suffer when demand is low and manufacturing capacity is underutilized.

WE COULD BE SUBJECT TO SUBSTANTIAL LIABILITY CLAIMS, WHICH WOULD ADVERSELY AFFECT OUR RESULTS AND FINANCIAL CONDITION.

     Most of our products are used in hazardous drilling and production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations.

     While we maintain insurance coverage against these risks, this insurance may not protect us against liability for some kinds of events, including specified events involving pollution, or against losses resulting from business interruption. We cannot assure you that our insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur. Moreover, we cannot assure you that we will be able in the future to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any claims made under our policies will likely cause our premiums to increase. Any future damages caused by our products or services that are not covered by insurance, are in excess of policy limits or subject to substantial deductibles, could have a material adverse effect on our business, results of operations and financial condition.

ENVIRONMENTAL COMPLIANCE COSTS AND LIABILITIES COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR FINANCIAL CONDITION.

     Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Such laws and regulations can impose fines and criminal sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and decrease the likelihood of accidental hazardous substance releases. We incur, and expect to continue to incur, substantial capital and operating costs to comply with environmental laws and regulations.

     We use and generate hazardous substances and wastes in our manufacturing operations. In addition, many of our current and former properties are or have been used for industrial purposes. Accordingly, we also may be subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. For example, we have been identified as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as CERCLA or Superfund, for investigation and cleanup costs at waste disposal sites to which we contributed waste. At one such site, we and others are jointly and severally responsible for the total site cleanup costs and also are defendants in a related personal injury and property damage action. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operation.

LIABILITY TO CUSTOMERS UNDER WARRANTIES MAY MATERIALLY AND ADVERSELY AFFECT OUR EARNINGS.

     We provide warranties as to the proper operation and conformance to specifications of the equipment we manufacture. Our equipment is complex and often deployed several miles below the earth's surface in critical environments. Failure of this equipment to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, business, results of operations and financial condition could be materially and adversely affected.

OUR DEBT INSTRUMENTS CONTAIN COVENANTS THAT LIMIT OUR ABILITY TO INCUR ADDITIONAL INDEBTEDNESS OR MAKE BUSINESS ACQUISITIONS AND INVESTMENTS, AND THESE COVENANTS REDUCE OUR OPERATING AND FINANCIAL FLEXIBILITY.

     Under the terms of our revolving credit facility, we must maintain minimum levels of tangible net worth, not exceed levels of debt specified in the agreement, comply with a fixed coverage test and maintain a minimum level of earnings before interest, taxes, depreciation and amortization. Under the note purchase agreement relating to $60 million of 6.85% senior secured notes due June 30, 2003, we are required to maintain minimum levels of tangible net worth. Currently, we are not permitted to incur additional debt or make business acquisitions or investments under the tests in the note agreement. As a result, we may be required to issue more equity to meet our financing needs.

     Our senior secured notes may not be prepaid prior to maturity unless we pay the noteholders a substantial premium. Our ability to meet the financial ratios and tests under our revolving credit facility and our note agreement can be affected by events beyond our control, and we cannot assure you that we will be able to satisfy those ratios and tests. A breach under the note agreement or our revolving credit facility could permit the lenders to accelerate the debt so that it is immediately due and payable. No further borrowings would be available under the revolving credit facility. If we were unable to repay the debt, the lenders under the note agreement and our revolving credit facility could proceed against our accounts receivable, inventory, equipment, intellectual property, real property and stock of subsidiaries that are pledged as collateral.

IF WE CANNOT OBTAIN THE FUNDS NEEDED TO MEET OUR INCREASING CAPITAL NEEDS, WE MAY NOT BE ABLE TO CARRY OUT OUR BUSINESS STRATEGY.

     Our primary cash needs are to fund capital expenditures, to further develop and expand new product lines and to provide additional working capital. We estimate that capital expenditures for the remainder of 2000 and 2001 will be approximately $40 million, which will be used primarily to expand capacity and continue to rebuild our computer controlled machines in our premium tubular connection manufacturing facilities worldwide. If our plans or assumptions change or are inaccurate, or we make any acquisitions, we may need to raise additional capital in the near future. We have had negative or little cash flow during several recent periods. We may seek to raise any funds we need through public or private debt or equity offerings. If we raise funds through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of new equity securities may have rights, preferences or privileges senior to those of our common stock. If we obtain funds through a bank credit facility or through issuance of debt securities or preferred stock, this indebtedness or preferred stock would have rights senior to the rights of our common stock, and their terms could impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on favorable or acceptable terms, or at all. If we cannot obtain adequate funds on acceptable terms, we may not be able to carry out our business strategy. We are currently prohibited from incurring additional debt under the terms of our note purchase agreement relating to our senior secured notes.

RISKS RELATED TO THIS OFFERING AND OUR STOCK AND THE TRADING MARKET FOR OUR COMMON STOCK

YOUR COMMON STOCK WILL HAVE MUCH LESS VOTING POWER THAN THE CLASS B COMMON STOCK AND, AS A RESULT, HOLDERS OF COMMON STOCK WILL HAVE LIMITED ABILITY TO AFFECT THE OUTCOME OF CORPORATE MATTERS, WHICH MAY CAUSE THE COMMON STOCK TO TRADE AT A DISCOUNT TO WHERE IT OTHERWISE MAY TRADE.

     The common stock you can purchase in this offering entitles you to only one vote per share. Our class B common stock entitles its holders to ten votes for each share. Upon completion of this offering, only those stockholders who hold our shares prior to this offering and continue to hold shares will hold class B common stock. After this offering, 67% of the class B common stock and 63% of our total voting power will be beneficially owned by The Seaver Institute, members of the Seaver family and trusts whose trustees include members of the Seaver family. In addition, class B common stock will constitute about 65% of our total outstanding stock and about 95% of our total voting power. Thus, holders of class B common stock will be able to control our management and corporate affairs. The concentration of ownership and the control the class B stockholders can exercise may cause our common stock to trade at a discount to where it otherwise may trade. Our common stockholders will have limited ability to affect the outcome of votes for, among other things:

     - election of directors;

     - mergers and business combinations or other major corporate transactions;

     - amendments to our charter and bylaws, including changes in the number of authorized shares; and

     - approval of benefit plans for management.

PROVISIONS OF OUR CHARTER, BYLAWS AND OUR NOTE AGREEMENT MAY DISCOURAGE ACQUISITION BIDS AND CAUSE OUR COMMON STOCK TO TRADE AT A DISCOUNT TO WHERE IT OTHERWISE MAY TRADE.

     Our charter and bylaws contain provisions that may discourage acquisition bids and may limit the price investors are willing to pay for our common stock. Our charter and bylaws provide that:

     - only one of the three classes of directors is elected each year;

     - our stockholders cannot remove directors without cause;

     - our stockholders cannot call special meetings of stockholders;

     - our stockholders may not act by written consent in lieu of a meeting;

     - a supermajority vote may be required to complete transactions with holders of 10% or more of the aggregate voting power of our capital stock; and

     - advance notice is required for the stockholders to nominate directors or submit proposals for consideration at stockholder meetings.

     Our board of directors has the authority to issue up to 10 million shares of preferred stock. The board of directors can fix the terms of the preferred stock without any action on the part of our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction or could be used to put in place a poison pill. This may adversely affect the market price and interfere with the voting and other rights of our common stock.

     In addition, under the note purchase agreement relating to our $60 million of 6.85% senior secured notes due June 30, 2003, a change in control would allow the holders to require prepayment of some or all of the notes at 100% of their principal amount plus a substantial premium.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. As a result, they may limit the price that some investors might be willing to pay in the future for shares of our common stock. These provisions may also impede changes in our management.

FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

     Sales of a substantial number of shares of our common stock in the public market after this offering, or the possibility that these sales may occur, could cause the market price for our common stock to decline. These sales, or the possibility that these sales may occur, also could make it more difficult for us to sell our common stock or other equity securities in the future.

     After this offering, we will have 7,500,000 outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option. Up to additional shares of our common stock may be issued upon the exercise of outstanding options to acquire our common stock at an average weighted
exercise price of $     . All of the shares of common stock sold in this
offering will be freely tradable immediately after this offering. Holders of our currently outstanding class B common stock may convert their class B common stock into common stock and sell their shares after this offering subject to the expiration of lock-up periods. 12,755,532 shares of our outstanding class B common stock, or 59% of our common stock and class B common stock combined, may be converted into common stock and will become available for sale following the expiration of lock-up agreements that prohibit the sale of these shares for 270 days after the date of this prospectus. 1,298,700 shares of our outstanding class B common stock, or 6% of our common stock and class B common stock combined, may be converted into common stock and will become available for sale following the expiration of lock-up agreements that prohibit the sale of these shares for 180 days after the date of this prospectus. The remaining 148,740 shares of our outstanding class B common stock, or 1% of our common stock and class B common stock, combined, may be converted into common stock and will become available for sale immediately after this offering. Additionally, the holders of class B common stock that will be subject to the 270-day lock-up will have demand, piggyback and shelf registration rights for shares of common stock into which the class B stock may be converted. These stockholders can exercise their demand registration rights at any time after March 31, 2001, even though the lock-up has not yet expired. If so exercised, we would have to file a registration statement, although we could not have it declared effective until after the lock-up expires. Salomon Smith Barney, as lead underwriter, may in its sole discretion waive the lock-ups at any time.

     None of the shares of our class B common stock will be subject to holding periods required under Rule 144 under the Securities Act.

OUR COMMON STOCK MAY NOT TRADE ACTIVELY, WHICH MAY CAUSE THE COMMON STOCK TO TRADE AT A DISCOUNT AND MAKE IT DIFFICULT FOR YOU TO SELL YOUR STOCK.

     This is our initial public offering, which means our common stock currently does not trade in any market. We cannot assure you that after this offering our common stock will trade actively. An illiquid market for our common stock may result in price volatility and poor execution of buy and sell orders for investors. The initial public offering price may bear no relationship to the price at which the common stock will trade upon completion of this offering.

     Historically, stock prices and trading volumes for newly public companies have fluctuated widely for a number of reasons, including some reasons that may be unrelated to their businesses or results of operations. Stock market volatility could depress the market price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

WE HAVE NO PLANS TO PAY, AND ARE CURRENTLY PRECLUDED FROM PAYING, DIVIDENDS ON OUR COMMON STOCK; YOU WILL NOT RECEIVE FUNDS WITHOUT SELLING YOUR SHARES.

     We have no plans to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. In addition, we are effectively precluded from paying dividends under our credit facility and the note agreement for our senior secured notes. Accordingly, you will have to sell some or all of your shares of common stock in order to generate cash flow from your investment. We cannot assure you that you will receive a gain on your investment when you sell your shares or that you will not lose the entire amount of your investment.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     Investors purchasing our common stock in this offering will incur immediate and substantial dilution in net tangible book value per share. To the extent that outstanding options to acquire our common stock are exercised, further dilution will occur.

WE MAY SPEND A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

     We intend to spend a significant portion of the net proceeds of this offering for expanding capacity, upgrading manufacturing facilities and developing new products, and for working capital. Our management will have broad discretion over the allocation of the net proceeds as well as over the timing of our expenditures. Investors may not agree with the way our management decides to spend these proceeds.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance, including our business strategy and product development plans, and involve known and unknown risks and uncertainties. These factors may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology.

     These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

     When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of $     , or $     if the
underwriters exercise their over-allotment option in full, from the sale of shares of common stock offered by us in this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. This
estimate assumes a public offering price of $     per share, which is the
mid-point of the offering price range on the cover page of this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders.

     We intend to use the net proceeds from this offering as follows:

     - to expand our capacity to produce premium tubular connections in the United States and Canada and to upgrade machine tools that we use in the manufacturing of our pressure control products, at a total estimated cost of between $30 and $40 million;

     - to finance the continued development and commercialization of new, advanced technologies and products, including subsea mudlift drilling technology and advanced composite tubing, at a total estimated cost of between $10 and $20 million; and

     - to the extent of remaining proceeds, to provide working capital for the growth of our business.

     Pending application of the proceeds for those purposes, we intend to invest the excess cash in short-term investment grade securities, reduce our borrowings under our revolving credit facility with Bank One Texas, National Association, or a combination of both. The Bank One revolving facility matures July 1, 2001 and bears interest, at our election, at 0.75% over Bank One's prime rate or 2.5% over LIBOR. At March 31, 2000, approximately $13.3 million was outstanding under the Bank One revolving facility at a weighted average interest rate of 9.43%, with another approximately $1.7 million available for borrowing, subject to limitations.

                                DIVIDEND POLICY

     We do not intend to declare or pay any dividends on our common stock in the foreseeable future. Instead, we intend to retain any future earnings for use in our business.

     Our board will determine the payment of future dividends on our common stock and the amount of any such dividends in light of:

     - any applicable contractual restrictions limiting our ability to pay dividends;

     - our earnings and cash flows;

     - our financial condition; and

     - other factors our board deems relevant.

     We are currently, and immediately following this offering will continue to be, effectively precluded from paying dividends under the terms of our credit facility and the note purchase agreement relating to our senior secured notes.

                                    DILUTION

     Our net tangible book value at March 31, 2000 was approximately $77,605,000, or $4.01 per share of our common stock. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock and class B common stock, in the aggregate, outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

     After giving effect to the receipt of the proceeds from the sale by us of
2,323,932 shares at an assumed public price of $     per share, our net tangible
book value at March 31, 2000, would have been approximately $     , or $     per
share of common stock or class B common stock. This represents an immediate
increase in net tangible book value per share of $     to existing stockholders
and an immediate decrease in net tangible book value per share of $     to you.
The following table illustrates this dilution.

Assumed public offering price per share.....................          $
  Net tangible book value per share at March 31, 2000.......  $4.01
  Increase per share attributable to new investors..........  $
Net tangible book value per share after this offering.......  $
Dilution per share to new investors.........................          $
                                                                      --------
                                                                      $
                                                                      ========

     The following table sets forth, as of March 31, 2000, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock (including, in the case of the existing stockholders, class B common stock) acquired or to be acquired by each group.

                                     SHARES PURCHASED     TOTAL CONSIDERATION
                                    ------------------    --------------------   AVERAGE PRICE
                                      NUMBER       %        AMOUNT        %        PER SHARE
                                      ------       -        ------        -      -------------
Existing stockholders.............  19,379,040             $                       $
New investors(1)..................                         $                       $
Option holders(2).................                         $                       $
                                    ----------   -----     --------     -----      --------
          Total...................               100.0     $            100.0      $
                                    ==========   =====     ========     =====      ========

---------------

(1) Does not include underwriters' commissions and our expenses and is based on
    an assumed initial public offering price of $     per share, the midpoint of
    the range set forth on the cover of this prospectus.

(2) Includes      shares of common stock issuable upon exercise of options to be granted to our officers, directors and employees upon completion of the offering and 702,000 shares of common stock issuable upon exercise of options previously granted to our officers.

     If the underwriters' over-allotment option is exercised in full, the number of shares of class B common stock held by existing stockholders will be reduced to 13,451,708, or 61% of the aggregate number of shares of common stock and class B common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to 8,600,000, or 39% of the aggregate number of shares of common stock and class B common stock outstanding after this offering.

     To the extent any options to acquire our common stock held by our officers, directors and employees are exercised, your stock will be further diluted.

                                 CAPITALIZATION

     The following table presents our capitalization as of March 31, 2000, and adjusted as of that date to reflect the sale of 2,323,932 shares of our common stock in this offering and the application of the estimated net proceeds from the offering. You should read the information below in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements.

                                                                     MARCH 31, 2000
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(1)
                                                              -----------   --------------
                                                                      (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................   $ 24,913        $
                                                               ========        ========
Current portion of long-term debt and capital leases........   $    764        $
                                                               ========        ========
Long-term debt and capital lease obligations (excluding
  current portion)..........................................   $ 74,141        $
Stockholders' equity(1):
  Preferred stock, par value $1.00 per share, 10,000,000
     shares authorized; no shares outstanding, actual and
     as adjusted............................................         --              --
  Common stock, par value $0.50 per share, 75,000,000 shares authorized; no shares outstanding actual, and
     7,500,000 shares outstanding as adjusted...............         --
  Class B common stock, par value $0.50 per share,
     32,000,000 shares authorized; and 19,379,040 shares
     outstanding actual and 14,202,972 shares outstanding as
     adjusted...............................................      9,690
  Retained earnings.........................................     68,613
                                                               --------        --------
          Total stockholders' equity........................     78,303
                                                               --------        --------
          Total capitalization..............................   $152,444        $
                                                               ========        ========

---------------

(1) Does not include      shares of common stock issuable upon exercise of
    options to be granted to our officers, directors and employees upon completion of the offering and 702,000 shares of common stock issuable upon exercise of options previously granted to our officers. Share and per share data have been retroactively restated to reflect the reclassification of pre-offering shares of common stock into shares of class B common stock and the dividend of five shares of class B common stock for each share of class B common stock to be made prior to the offering.

                            SELECTED FINANCIAL DATA

     You should read the following summary consolidated financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. The information set forth below for the three months ended March 31, 1999 and 2000 is derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the interim periods, when read in conjunction with our annual financial statements and the notes to our annual financial statements appearing elsewhere in this prospectus. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for the full year.

                                                                                                          THREE MONTHS
                                                             YEARS ENDED DECEMBER 31,                    ENDED MARCH 31,
                                               -----------------------------------------------------   -------------------
                                                 1995       1996       1997       1998        1999       1999       2000
                                               --------   --------   --------   --------    --------   --------   --------
                                                                                                           (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Revenues:
    Tubular..................................  $ 66,687   $ 97,312   $111,472   $116,256    $ 75,362   $ 20,234   $ 21,611
    Pressure control.........................    56,399     69,646    106,635    122,956      84,063     19,248     23,148
                                               --------   --------   --------   --------    --------   --------   --------
      Total revenues.........................   123,086    166,958    218,107    239,212     159,425     39,482     44,759
  Cost of sales..............................    93,202    131,114    189,297    206,808     134,866     30,431     32,804
                                               --------   --------   --------   --------    --------   --------   --------
  Gross profit...............................    29,884     35,844     28,810     32,404      24,559      9,051     11,955
  Selling, general and administration
    expenses.................................    22,799     25,730     32,300     40,620      33,648      8,945      8,035
  Gain on exchange of manufacturing
    facility(1)..............................        --         --      4,520         --          --         --         --
                                               --------   --------   --------   --------    --------   --------   --------
  Operating income (loss)(2).................     7,085     10,114      1,030     (8,216)     (9,089)       106      3,920
  Interest expense...........................        --         91      1,720      4,347       5,528      1,396      1,364
  Other income (expense).....................       786      2,729     19,511(3)  (9,407)(4)   3,651(5)   1,269        258
  Provision (benefit) for income taxes.......     2,702      3,941      6,501     (7,470)     (3,729)        (8)       957
                                               --------   --------   --------   --------    --------   --------   --------
  Net income (loss)..........................  $  5,169   $  8,811   $ 12,320   $(14,500)   $ (7,237)  $    (13)  $  1,857
                                               ========   ========   ========   ========    ========   ========   ========
  Income (loss) per share -- basic and
    diluted(6)...............................  $   0.27   $   0.45   $   0.64   $  (0.75)   $  (0.37)        --   $   0.10
  Weighted average shares outstanding(6).....    19,385     19,385     19,385     19,384      19,379     19,379     19,379
OTHER DATA:
  Capital expenditures.......................  $  5,713   $  9,705   $ 22,249   $ 15,767    $  8,790   $  3,821   $  1,198
  Depreciation...............................     4,621      4,711      5,259      6,324       7,851      1,635      2,083
  EBITDA(2)(7)...............................    11,706     14,825      1,769     (1,892)     (1,238)     1,741      6,003
  Net cash provided by (used in) operating
    activities...............................    (3,745)     1,828    (28,111)   (17,515)     10,184      3,804     (1,277)
  Net cash provided by (used in) investing
    activities...............................   (14,726)    (2,916)   (10,098)   (14,786)      6,314     11,283     (1,198)
  Net cash provided by (used in) financing
    activities...............................        --      5,265     47,443     27,723     (12,060)    (8,928)     1,113
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital............................  $ 60,239   $ 63,781   $ 89,078   $ 97,227    $ 81,378   $ 94,816   $ 84,790
  Property, net..............................    32,538     37,647     64,418     73,861      74,579     76,247     74,266
  Total assets...............................   126,568    158,698    248,808    259,076     211,808    231,775    210,018
  Long-term debt and capital leases,
    excluding current portion................        --         --     27,028     76,244      73,039     76,199     74,141
  Other long-term liabilities................    14,928     15,169     15,535     18,137      18,011     18,104     18,540
  Total stockholders' equity.................    81,446     89,772    100,710     83,683      76,446     83,568     78,303

---------------

(1) We exchanged our Singapore manufacturing facility for a new facility in Batam, Indonesia and $2.5 million in cash, resulting in a gain of $4.5 million.

(2) Results of operations include $26.5 million of operating losses in 1997, $27.5 million of operating losses in 1998, $3.7 million of operating losses in 1999, $1.9 million of operating losses for the three months ended March 31, 1999, and $1.5 million of operating losses for the three months ended March 31, 2000, under contracts to provide complete sets of blowout preventer equipment for drilling rigs and the integrated control systems for that equipment. Our 1999 results of operations also include a $10.5 million pre-tax charge to replace some of our blowout preventer equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Other income for 1997 was comprised primarily of a gain on the sale of securities. We obtained a 50% interest in XLS Holding, Inc. in 1994 as a result of our settlement of litigation with XL Systems, Inc. and in consideration for our licensing to XL Systems of several of our patented thread connections. Our interest in XLS Holding was accounted for using the equity method. In 1997, we sold our 50% interest in XLS Holding to Weatherford International in exchange for Weatherford stock and recorded a gain of $18.5 million.

(4) For 1998, other expense included a $6.1 million permanent decline in the fair market value of the Weatherford stock obtained in 1997 and held for sale, and $2.7 million for the cost of put options to sell the stock.

(5) For 1999, other income included $2.2 million of curtailment gain from changes in our postretirement medical benefit plan. Effective December 31, 1999, we changed eligibility provisions in the postretirement benefits plan. Under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," this change resulted in the recognition of $2.2 million of net curtailment gains.

(6) Share and per share data have been retroactively restated to reflect the reclassification of pre-offering shares of common stock into shares of class B common stock and the dividend of five shares of class B common stock for each share of class B common stock to be made prior to the offering.

(7) EBITDA consists of operating income (loss) before depreciation expense and gain on the exchange of manufacturing facility. EBITDA is not a measure of financial performance under generally accepted accounting principles. You should not consider it in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and to fund capital expenditures. Additionally, the EBITDA computation used herein may not be comparable to other similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements included in this prospectus. The following information contains forward-looking statements. See "Cautionary Statement About Forward-Looking Statements."

OVERVIEW

     We are a worldwide leader in engineering, manufacturing and marketing premium tubular connections and pressure control products used for oil and gas drilling and production. Demand for our products and services is cyclical and substantially dependent on the activity levels in the oil and gas industry and its willingness to spend capital on the exploration and development of oil and gas reserves. The level of these capital expenditures is highly sensitive to current and expected oil and gas prices. Our premium tubular connections are marketed primarily to oil and gas operators, mainly for use in harsh environments. Sales of premium tubular connections are driven by the level of worldwide drilling activity, in particular deep-formation drilling and deepwater drilling. We sell our pressure control products primarily to drilling contractors, also for use in harsh environments. The main drivers for sales of pressure control products are the level of construction of new drilling rigs and the rate at which existing rigs are refurbished. Demand for our pressure control aftermarket replacement parts, repair and field services is driven by the level of worldwide drilling activity.

     Beginning in late 1996, stabilization of oil and gas prices fueled increased drilling activity and the construction of new drilling rigs and the upgrade of many existing drilling rigs. During this period of increasing activity, we expanded our premium tubular connection production capacity and refurbished machine tools used in many of our premium tubular connection plants. From 1997 to mid-1999, we spent $18.1 million to construct new premium tubular connection manufacturing facilities in Indonesia and Mexico, and to expand and upgrade an existing premium tubular connection manufacturing facility in Houston, Texas that had been idle since 1986. Additionally, we implemented an enterprise resource planning system in 1998 at a cost of $6.1 million.

     In the second half of 1998 the price of oil began to fall and reached levels as low as $10.44 per barrel for West Texas Intermediate crude compared to over $25.00 per barrel in early 1997. The downturn in oil prices led our customers to substantially curtail their drilling and exploration activity, as well as the construction and refurbishment of drilling rigs, during the second half of 1998 through 1999. The rig count in the United States and Canada, as measured by Baker Hughes, fell from 1,481 rigs in February 1998 to 558 rigs in April 1999. The rig count outside of the United States and Canada fell from 819 rigs in January 1998 to a low of 556 rigs in August 1999. This resulted in substantially lower purchases of pressure control equipment and premium tubular connections. In response to this lower demand for our products and services, during 1999 we reduced our workforce in the United States by approximately 325 employees, or 20% of our total work force.

     Since mid-1999, the price of oil has increased significantly due to OPEC member countries reducing production and recovering worldwide demand for oil. According to the Baker Hughes Rig Count, the United States average monthly rig count for the quarter ended March 31, 2000 was 770 rigs, a 39% increase over the average monthly rig count in the first quarter of 1999 of 552 rigs. The average monthly Canadian rig count for the first quarter of 2000 was 480, an increase of 65% over the average monthly Canadian count of 290 rigs for the same period in 1999. These improvements in market fundamentals stimulated an increase in the demand for our products in the United States and Canada, in particular premium tubular connections and pressure control aftermarket replacement parts. We have not yet seen a similar increase in orders for new pressure control capital equipment because of the current low level of rig construction and refurbishment worldwide. Demand for premium tubular connections outside of the United States and Canada has also remained weak. The average monthly rig count outside of the United States and Canada for the first quarter of 2000 was 576, compared to 620 for the comparable period in 1999, a decrease of 7%.

     Merger activity among both major and independent oil and gas companies also affects exploration, development and production activity, as the consolidated companies attempt to increase efficiency and reduce costs. Generally, only the more promising exploration and development projects from each merged entity are likely to be pursued, which may result in overall lower post-merger exploration and development budgets.

     During 1999, approximately 60% of our revenues were derived from products manufactured for use outside of the United States and approximately 30% of our revenues were derived from products that were produced outside of the United States.

     We entered into fixed-price contracts primarily in 1996 and 1997 to provide complete sets of blowout preventer equipment with integrated control systems. We incurred operating losses of $26.5 million in 1997, $27.5 million in 1998, and $3.7 million in 1999 relating to these fixed-price contracts. These fixed-price contracts did not allow us to recoup all of our expenses from the design, development and production of these integrated control systems which had no prior prototypes. Deliveries of the remaining equipment are expected to occur in 2000. We expect to incur $1.5 million of operating losses in 2000 relating to fixed-price contracts, which we recorded in the first quarter of 2000. Generally, changes in contract performance conditions and estimated profitability may result in revisions to estimated costs and income, and we cannot assure you that we will not incur additional losses under fixed-price contracts. We entered into the last of the remaining contracts in January 1999. We would pursue new pressure control long-term projects that enable us to produce systems that we have previously designed and manufactured.

     Revenues for our pressure control segment declined from $123.0 million in 1998 to $84.0 million in 1999. Through at least 2001, we expect our revenues from pressure control products to continue to decline primarily because of the currently low level of rig construction and refurbishment worldwide and the completion of our remaining long-term projects. Excluding the project losses discussed above, margins in recent periods for our pressure control business have been low primarily because of excess capacity in the industry and higher than expected engineering and production costs for some of our products.

     Beginning in 1998, we replaced the management in our pressure control segment, and we reorganized the segment on a functional basis with the goal of reducing costs and increasing efficiency. Pressure control represents approximately one-half our revenues, and we cannot assure you these steps will result in reduced operating losses or profitability for the segment.

     Revenues. With the exception of revenues from pressure control long-term projects, we record revenues for all products and services at the time such products are delivered or services are provided. In 1999, 88% of our revenues were recorded on this basis. For our pressure control long-term projects (which are generally contracts from six to eighteen months in duration and an estimated contract price in excess of $1 million), we recognize revenues using the percentage-of-completion method, measured by the percentage of cost incurred to estimated final cost. This method is used because we consider expended contract costs to be the best available measure of progress on these contracts. Provisions are made currently for the entire amount of anticipated losses on uncompleted contracts. Changes in contract performance, conditions and estimated profitability may result in revisions to estimated costs and income or loss and will be recognized in the period in which those revisions are determined. It is at least reasonably possible that estimates of contract costs could be revised in the near term.

     Gross Profit. Our gross profit is the difference between our revenues and our cost of sales. Cost of sales for our products include purchased raw materials and components, manufacturing labor, plant overhead expenses, a portion of engineering expenses, and building and equipment depreciation. Our fixed costs cause our margins to suffer when demand is low and manufacturing capacity is underutilized. Also included in cost of sales are the cost of product warranty, product liability insurance and last in, first out inventory valuation adjustments. We do not take title to the tubulars we thread for the United States and Canadian markets, and therefore, own no inventory of tubulars for sales in these countries. However, we purchase an inventory of tubulars for fulfilling a portion of our existing orders outside of the United States and Canada, which generate less than 10% of our total revenues. For our pressure control products, we have inventory both internationally and domestically for existing orders in process as well as a replacement parts inventory and some inventory for future capital equipment orders. A large majority of our inventory is for our pressure control segment.

     Selling, General and Administration Expenses. Our selling, general and administration expenses include engineering expenses that relate to product design, development and maintenance; and sales and marketing expenses, which consists mostly of personnel and related expenses, marketing expenses, and commissions paid to third-party agents selling our products. Also included are general and administration expenses that relate to accounting, treasury, information technology, human resources, legal expenses and corporate overhead.

     Operating Income (Loss). Our operating income (loss) is gross profit less selling, general and administration expenses. Operating income (loss) is comprised of the operating income of each of our tubular and pressure control segments and the portion of selling, general and administration expenses, referred to as corporate administration, which are not allocated to either segment.

     Other Income (Expense). Our other income and expense includes investment income from cash invested in short-term instruments and rental income generated from leased properties not used in the operations of the business. Other income and expense also have historically included gains and losses related to our former investments in XLS Holding and subsequently in stock of Weatherford. In 1994, we obtained a 50% interest in XLS Holding as a result of the settlement of litigation between Hydril and XL Systems and in consideration for our license to XL Systems of several patented thread connections. Our investment in XLS Holding was accounted for using the equity method. In 1997, we recorded a gain upon the sale of our entire investment in XLS Holding to Weatherford in exchange for Weatherford stock, a portion of which we sold later in 1997. In 1998, we recorded a charge as a result of a permanent decline in the market value of the Weatherford stock and the cost of purchased options to sell the stock. In 1999, we recognized a slight gain when we disposed of the remaining Weatherford stock.

     Information for our two segments is presented in the following table:

                                                                   THREE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,           MARCH 31,
                                  ------------------------------   -------------------
                                    1997       1998       1999       1999       2000
                                  --------   --------   --------   --------   --------
                                                                       (UNAUDITED)
                                                     (IN THOUSANDS)
REVENUES
  Tubular.......................  $111,472   $116,256   $ 75,362   $ 20,234   $ 21,611
  Pressure control..............   106,635    122,956     84,063     19,248     23,148
                                  --------   --------   --------   --------   --------
          Total.................  $218,107   $239,212   $159,425   $ 39,482   $ 44,759
                                  ========   ========   ========   ========   ========
OPERATING INCOME (LOSS)
  Tubular.......................  $ 23,968   $ 26,260   $ 17,698   $  5,375   $  5,981
  Pressure control..............   (14,694)   (21,267)   (16,698)    (2,385)       498
  Corporate administration......    (8,244)   (13,209)   (10,089)    (2,884)    (2,559)
                                  --------   --------   --------   --------   --------
          Total.................  $  1,030   $ (8,216)  $ (9,089)  $    106   $  3,920
                                  ========   ========   ========   ========   ========
ASSETS
  Tubular.......................  $ 68,604   $ 72,643   $ 65,815   $ 70,628   $ 71,243
  Pressure control..............    97,487    118,185     82,513    100,938     77,720
  Corporate administration......    82,717     68,248     63,480     60,209     61,055
                                  --------   --------   --------   --------   --------
          Total.................  $248,808   $259,076   $211,808   $231,775   $210,018
                                  ========   ========   ========   ========   ========

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

     Revenues. Revenues increased by $5.3 million, or 13%, to $44.8 million for the three months ended March 31, 2000 from $39.5 million for the three months ended March 31, 1999. Tubular revenues increased by $1.4 million, or 7%, and pressure control revenues increased by $3.9 million, or 20%. The increase in tubular revenues was due to higher demand in the United States and Canada. The increase in pressure control revenues was due to the relative stage of completion of long-term projects in the first quarter of 2000 as compared to the same period in 1999 and increased demand in the United States and Canada for aftermarket replacement parts for pressure control equipment. However, as discussed above, we expect pressure control revenues to decline through at least 2001 due to the completion of our long-term projects and the low level of new capital equipment orders expected.

     Gross Profit. Gross profit increased by $3.0 million, or 32%, to $12.0 million for the three months ended March 31, 2000 from $9.0 million for the same period in 1999. Gross profit for tubular connections increased as a result of price increases initiated in the second half of 1999 and increased plant efficiency from the relocation in July 1999 of our Houston threading plant from our headquarters facility to our plant that had been idle since 1986. Gross profit in pressure control increased because of higher sales of aftermarket replacement parts that generated higher gross profits and smaller losses from long-term projects completed during the quarter resulting from better pricing and production efficiency.

     Selling, General and Administration Expenses. During the first three months of 2000, selling, general and administration expenses decreased by $0.9 million, or 10%, to $8.0 million from $8.9 million for the same period in 1999. This decrease was primarily due to a reduction in engineering expense resulting from lower requirements for pressure control equipment. As a percentage of sales, selling, general and administration expenses decreased to 18% in the first quarter of 2000 from 23% in the first quarter of 1999.

     Operating Income (Loss). Operating income increased by $3.8 million to $3.9 million for the three months ended March 31, 2000 from $0.1 million for the same period in 1999. Operating income for the first quarter of 2000 for tubular increased by $0.6 million to $6.0 million from $5.4 million for the same period in 1999, and operating income for pressure control increased by $2.9 million to $0.5 million from an operating loss of $2.4 million in the same period in 1999. Corporate and administration expenses were $2.6 million in the first quarter of 2000 as compared with $2.9 million for the same period in 1999.

     Interest Expense. Interest expense for each of the three months ended March 31, 2000 and March 31, 1999 was $1.4 million.

     Other Income and Expense. For the three months ended March 31, 2000, other income was $0.3 million and consisted of interest income received on invested cash. For the three months ended March 31, 1999, other income was $1.3 million, including a $0.7 million gain on the sale of property no longer used in operations, $0.3 million of interest income from invested cash, and $0.2 million of real estate rental income.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

     Revenues. Revenues decreased by $79.8 million, or 33%, to $159.4 million in 1999, from $239.2 million in 1998. Tubular revenues decreased by $40.9 million, or 35%, and pressure control revenues decreased by $38.9 million, or 32%. The decrease in our total revenues was due to a significant decline in demand for both our tubular and pressure control products following the worldwide decrease in drilling activity. Tubular revenues decreased in all our major worldwide markets because of the industry downturn. United States tubular revenues decreased 24% and non-United States tubular revenues decreased 41%. For 1999, revenues from pressure control long-term projects declined by $20.8 million to $18.9 million in 1999 from $39.7 million in 1998. Revenues from pressure control equipment repairs and servicing decreased $9.0 million, or 51%, and revenues from aftermarket replacement parts decreased $5.2 million, or 15%.

     Gross Profit. Gross profit decreased $7.8 million, or 24%, to $24.6 million for 1999 from $32.4 million in 1998. Gross profit decreased for tubular connections due to a lower sales volume for tubular connections in both the United States and international markets, and a one-time charge to replace some of our pressure control blowout preventer equipment. In 1999, our quality assurance department detected that welds applied to some of our blowout preventer equipment were too brittle for some drilling applications. These problem welds occurred only in a metal alloy that was new to our manufacturing process. None of our customers filed warranty claims or reported any adverse operational problems from the affected blowout preventers, and we replaced all affected equipment. Some of the affected blowout preventers were still in our manufacturing process, and were also replaced. We accrued a $10.5 million pre-tax charge in 1999 to cover the expense of correcting this problem, and we expect no additional charge for 2000. Losses from pressure control long-term projects were $22.6 million lower in 1999 as compared with 1998 due to higher pricing on the projects completed during the year.

     Selling, General and Administration Expenses. For 1999, selling, general and administrative expenses decreased by $7.0 million, or 17%, to $33.6 million from $40.6 million in 1998. Engineering expense decreased by $0.8 million due to lower requirements for pressure control equipment. Sales and marketing expense decreased by $4.1 million because of decreased sales commissions given our lower sales level. General and administration expense decreased by $3.7 million in 1999 due to a reduction in workforce and related costs in response to declining business conditions, as well as reduced legal expense and a reduction in our bad debt reserve. As a percentage of sales, these expenses increased to 21% in 1999 from 17% in 1998.

     Operating Income (Loss). Operating loss for 1999 increased by $0.9 million to $9.1 million from 1998. Operating income for tubular connections decreased by $8.5 million to $17.7 million in 1999, and the pressure control operating loss decreased by $4.6 million from a loss of $21.3 million in 1998 to a loss of $16.7 million in 1999. Corporate administration expenses were $10.1 million in 1999 versus $13.2 million in 1998.

     Interest Expense. Interest expense increased $1.2 million from $4.3 million in 1998 to $5.5 million in 1999 due to a full year of interest expense associated with the $60 million aggregate principal amount of 6.85% senior secured notes we issued in June 1998.

     Other Income and Expense. For 1999, other income was $3.6 million and included $2.2 million of curtailment gain from changes in our postretirement medical benefit plan. For the year ended December 31, 1998, other expense was $9.4 million and included a $6.1 million charge as a result of a permanent decline in the fair market value of marketable securities consisting of the Weatherford stock held for sale, and a $2.7 million charge for the cost of purchase options to sell these marketable securities.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues. Revenues increased by $21.1 million, or 10%, to $239.2 million in 1998 from $218.1 million in 1997. Tubular connections revenues increased by $4.8 million, or 4%, and pressure control revenues increased by $16.3 million, or 15%. Tubular connections revenues increased as a result of higher demand for our connections outside the United States and Canada. Revenues for pressure control long-term projects increased by $11.1 million from $28.5 million in 1997 to $39.6 million in 1998 as a result of additional customer orders for pressure control long-term projects.

     Gross Profit. Gross profit increased $3.6 million, or 12%, to $32.4 million for the year ended December 31, 1998 from $28.8 million for the same period in 1997. Gross profit for tubular connections increased as a result of higher sales volumes outside the United States. For pressure control, gross profit decreased as a result of higher manufacturing costs on the long-term projects resulting from design changes and related production delays.

     Selling, General and Administration Expenses. For 1998, selling, general and administrative expense increased by $8.3 million, or 26%, to $40.6 million from $32.3 million in 1997. Engineering expense increased by $1.0 million, or 19%, due to requirements to support higher equipment sales. Sales and marketing expense increased by $2.2 million, or 13%, to support increased demand for pressure control long-term projects. General and administration expense increased by $5.2 million, or 48%, due to additional bad debt reserves recorded in late 1998 to cover potential losses arising from a fourth quarter 1998 industry decline, higher consulting expenses incurred for projects to improve manufacturing efficiency, and the implementation of the enterprise resource planning system and related computer infrastructure. As a percentage of sales, these expenses increased from 15% in 1997 to 17% in 1998.

     Gain on Exchange of Manufacturing Facility. During 1997, we exchanged our Singapore manufacturing facility for $2.5 million in cash and a new manufacturing facility located in Batam, Indonesia, resulting in a gain of $4.5 million.

     Operating Income (Loss). Operating loss for 1998 increased by $9.2 million to $8.2 million from operating income of $1.0 million in 1997. Operating income for the tubular segment increased by $2.3 million to $26.3 million in 1998, and the pressure control operating loss increased by $6.6 million to a loss of $21.3 million in 1998. Corporate administration expenses were $13.2 million in 1998 as compared with $8.2 million for 1997.

     Interest Expense. Interest expense increased $2.6 million to $4.3 million in 1998 from $1.7 million in 1997 as a result of interest paid on our senior secured notes issued in June 1998.

     Other Income and Expense. For 1998, other expense was $9.4 million and included a $6.1 million charge as a result of permanent decline in the fair market value of marketable securities, consisting of Weatherford stock held for sale, and $2.7 million the cost of purchased options to sell these marketable securities. For 1997, other income was $19.5 million. In 1997, we sold our 50% investment in XLS Holding to Weatherford International in exchange for Weatherford stock and recorded a gain of $18.5 million.

QUARTERLY RESULTS OF OPERATIONS

     Set forth below are quarterly unaudited results from operations for the years ended December 31, 1998 and December 31, 1999, and the three months ended March 31, 2000. This information is derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the interim periods. This information should be read in conjunction with our financial statements and the notes to our financial statements appearing elsewhere in this prospectus. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for the full year.

                                          YEAR ENDED DECEMBER 31, 1998               YEAR ENDED DECEMBER 31, 1999
                                      -------------------------------------     ---------------------------------------    2000
                                       FIRST    SECOND     THIRD    FOURTH       FIRST    SECOND       THIRD    FOURTH     FIRST
                                      QUARTER   QUARTER   QUARTER   QUARTER     QUARTER   QUARTER     QUARTER   QUARTER   QUARTER
                                      -------   -------   -------   -------     -------   -------     -------   -------   -------
                                                                    (IN THOUSANDS EXCEPT PER SHARE)
Revenues............................  $56,429   $60,448   $62,591   $59,744     $39,482   $38,780     $40,174   $40,989   $44,759
Operating income (loss).............    3,876     3,410     1,442   (16,944)(1)     106    (7,351)(2)      88    (1,932)    3,920
Net income (loss)...................    1,462     1,096      (271)  (16,787)(1)     (13)   (5,514)(2)    (711)     (999)    1,857
Basic and diluted earnings (loss)
  per share.........................     0.07      0.06     (0.01)    (0.87)         --     (0.28)      (0.04)    (0.05)     0.10

---------------

(1) Includes additional pre-tax expenses (a) related to the decline in value of the Weatherford stock ($8,900), (b) additional bad debt reserves ($1,900) and inventory obsolescence reserve ($2,800) recorded to cover potential losses arising from a fourth quarter 1998 industry decline and (c) additional reserves ($6,600) for pressure control project losses.

(2) Includes additional expenses of $9,000 to replace certain pressure control blowout preventer equipment after we determined that the welds were too brittle for some drilling applications.

     Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly. See "Risk Factors -- Risks Relating to Our Business -- Our quarterly sales and earnings may vary significantly, which could cause our stock price to fluctuate."

LIQUIDITY AND CAPITAL RESOURCES

     Our primary liquidity needs are to fund capital expenditures, such as expanding and upgrading manufacturing facilities and capacity, to fund new product development and to provide additional working capital. Our primary source of funds have been cash flow from operations, proceeds from borrowings under our bank facilities and a private placement of senior secured notes, and reimbursement of costs related to the joint industry project in which we are participating and government-funded research projects.

     Cash used in operations in 1997 and 1998 was the result of increased working capital requirements to support higher demand for our products and services, and losses associated with pressure control long-term projects. Cash provided by operations in 1999 was the result of a reduction in working capital needs due to the downturn in the market. Cash used in operations in the first quarter of 2000 was the result of higher working capital requirements for the U.S. and Canadian tubular connections business.

     Capital expenditures were $22.2 million, $15.8 million, $8.8 million, and $1.2 million in 1997, 1998, 1999, and the three months ended March 31, 2000, respectively. Capital expenditures during the three-year period from 1997 to 1999 included $18.1 million to construct new manufacturing facilities for tubular connections in Indonesia and Mexico, and to relocate our Houston tubular connection manufacturing facility. Additional capital expenditures of $6.1 million for an enterprise resource planning system were incurred during 1997 and 1998. We estimate that capital expenditures for the remainder of 2000 and 2001 will be approximately $40 million, which will be used primarily to expand capacity and continue the rebuild of our computer controlled machines in our premium tubular connection manufacturing facilities worldwide.

     In 1997, we sold a portion of the Weatherford stock obtained from the sale of our 50% equity investment in XLS Holding for proceeds of $3.1 million. In 1999, we sold the remaining Weatherford stock for proceeds of $13.1 million.

     On May 4, 2000, we settled through mediation a dispute with a financial institution related to our purchase of put options on marketable securities in 1998. As a result of this settlement, we received, after expenses, approximately $3.6 million in May 2000. In addition, we recently entered into contracts to sell certain real estate holdings not used in our operations. The contracts are subject to numerous conditions. If these real estate transactions close as currently scheduled, we can expect to receive an additional $4.9 million, net of expense, prior to the end of 2000.

     In a June 1998 private placement, we issued $60.0 million aggregate principal amount of 6.85% senior secured notes due June 30, 2003. The primary holder of the notes is Principal Mutual Life Insurance Company. The senior secured notes may not be prepaid prior to maturity unless we pay the noteholders a substantial premium. We also have a $15 million revolving credit agreement with Bank One Texas, National Association, for working capital requirements. The facility terminates on July 1, 2001. The interest rate is prime plus 75 basis points or LIBOR plus 250 basis points. Borrowings were $11.9 million as of December 31, 1999 and $13.3 million as of March 31, 2000. The amount available for borrowing depends on our level of accounts receivable, inventory and other assets. The senior secured notes and the Bank One revolving credit agreement are both secured on an equal basis by a pledge of accounts receivable, inventory, equipment, intellectual property, material real property, and stock of our subsidiaries. The proceeds from the note offering and borrowings under the credit facility were used to finance expansion of our tubular connections plants in the United States and to fund working capital requirements for our pressure control projects.

     We also have two foreign lines of credit. We have an uncommitted line with the Union Bank of Switzerland for $10 million which can be terminated at the bank's discretion. The interest rate for this line of credit is LIBOR plus 100 basis points. We also have a committed line with Clydesdale Bank PLC, for $3.0 million, expiring February 28, 2001. The interest rate is the Bank of England's base rate plus 150 basis points. There were no borrowings under either line as of December 31, 1999 or March 31, 2000.

     As of December 31, 1999 and March 31, 2000, we were in compliance with all covenants and financial tests under our Bank One revolving credit agreement. Under this agreement, we must maintain minimum levels of tangible net worth, not exceed levels of debt specified in the agreement, comply with a fixed coverage test and maintain a minimum level of earnings before interest, taxes, depreciation and amortization.

     Our long term note agreement has one financial event of default covenant, which is a minimum tangible net worth test, and, as of December 31, 1999 and March 31, 2000, we were in compliance with this covenant. Additional financial tests, if not passed, restrict our ability to incur additional indebtedness and make acquisitions, investments and restricted payments, such as pay dividends and repurchase capital stock. We currently do not meet the fixed charge coverage test, and until such time as we pass this test, we are not permitted to incur additional indebtedness, or make restricted payments, acquisitions or investments. A change in control would allow the holders to require prepayment of some or all of the notes at 100% of their principal amount plus a substantial premium.

     Our subsea mudlift drilling project is funded by a group of leading oil and gas companies headed by Conoco. Our expenditures to design and manufacturer the prototype equipment are reimbursed by Conoco on a monthly basis. We have contributed approximately $1.7 million of the $13.0 million in total joint industry project expenditures to date. We anticipate contributing approximately $0.3 million of the approximately $32 million remaining expenditures budgeted prior to the production stage. However, if, as has happened in the past, project participants withdraw from the project, we may have to contribute more than $0.3 million. The majority of our costs to develop the advanced composites technology were funded by the National Institute of Science and Technology, a federal agency. These expenditures are reimbursed on a quarterly basis.

     We are financing the cost of equipment and completed consulting contracts with IBM over a five-year period beginning June 1997 through notes bearing interest at rates ranging from 4.9% to 7.6% per annum. These contracts were for equipment and consulting related to the implementation of our enterprise resource planning system in 1998. The aggregate principal amount of notes outstanding at December 31, 1999 was $1.3 million.

     In each of 1997 and 1998, we paid dividends of $0.10 per share, or $1.9 million in total per year. Since 1999, we have been effectively precluded from paying dividends under the terms of our long-term note agreement. We have no plans to declare or pay any dividends on our common stock or our class B common stock for the foreseeable future.

     Our primary needs are to fund capital expenditures, to further develop and expand new product lines, and to provide additional working capital. We intend to use the proceeds from this offering to expand our capacity to produce premium tubular connections in the United States and Canada and to upgrade machine tools that we use in the manufacturing of our pressure control products. In addition, proceeds will be used to finance the continued development and commercialization of new, advanced technologies and products, including subsea mudlift drilling technology and advanced composite tubing, and for working capital.

     We believe that the proceeds of this offering, cash from operations, and available borrowings under our credit facility and lines of credit will be sufficient to meet our liquidity needs for the foreseeable future. If our plans or assumptions change or are inaccurate, or we make any acquisitions, we may need to raise additional capital in the near future. We have had negative or little cash flow during several recent periods. We may seek to raise any funds we need through public or private debt or equity offerings. If we raise funds through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of our new equity securities may have rights, preferences or privileges senior to those of our common stock. If we obtain funds through a bank credit facility or through issuance of debt securities or preferred stock, this indebtedness or preferred stock would have rights senior to the rights of our common stock, and their terms could impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on favorable terms, or at all. If we cannot obtain adequate funds on acceptable terms, we may not be able to carry out our business strategy.

BACKLOG

     Our backlog at December 31, 1999 and March 31, 2000 was approximately $44.3 million and approximately $40.5 million, respectively. Our backlog consists of firm customer purchase orders for which satisfactory credit or financing arrangements exists and delivery is scheduled. We include in backlog orders for tubular connections, pipe for international orders, pressure control capital equipment and projects, and a small amount of pressure control aftermarket replacement parts not in inventory. The reduction in backlog was due to shipments of pressure control equipment and completion of pressure control long-term projects. Included in backlog at March 31, 2000 are $5.9 million of long-term contracts which we expect to complete in 2000. Except for the backlog of pressure control products and projects, we do not consider backlog a meaningful measure of business prospects.

TAX MATTERS

     For the year ended December 31, 1999, we had deferred tax assets, net of deferred tax liabilities, of $17.7 million. These assets are benefits to us as long as we expect to have sufficient future income in the United States. Net operating loss carryforwards, or NOLs, total approximately $15.0 million and must be used entirely before the foreign tax credits, or FTCs, which total approximately $5.5 million, can be used. The NOLs will expire in years through 2019. The FTCs will expire in years through 2004. We would lose the benefit of our NOLs if we were to have a change of control. Section 382 of the Internal Revenue Code of 1986, as amended, limits the ability of a corporation that undergoes an "ownership change" to use its net operating losses to reduce its tax liability. Although we believe that this offering will not trigger such an ownership change, it is possible that a future offering of our common stock or future transfers of our common stock will trigger an ownership change. In that event, we would not be able to use our pre-ownership-change net operating losses in excess of the limitation imposed by Section 382.

     Management projections indicate that sufficient income will be generated in future years to absorb the tax assets and therefore no valuation allowance was required.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires an entity to recognize all derivatives as an asset or liability measured at its fair value. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of other comprehensive income. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Earlier application of SFAS 133 is encouraged, but not prior to the beginning of any fiscal quarter that began after issuance of the Statement. Retroactive application to periods prior to adoption is not allowed. We have not completed the process of evaluating the impact that could result from adopting SFAS 133.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest rate risk. We have long-term debt and revolving lines of credit subject to the risk of loss associated with movements in interest rates.

     At December 31, 1999, we had $60 million of fixed rate senior notes, having a fair value of $58.5 million. This instrument is fixed-rate and therefore, does not expose us to the risk of earnings loss due to changes in interest rates. However, the fair value of this instrument would increase by approximately $1.4 million if interest rates were to decline 10% from their level at December 31, 1999. In general, such an increase in fair value would impact earnings and cash flows only if we were to reacquire a portion of this instrument prior to maturity.

     Our floating rate obligations aggregated $13.2 million at December 31, 1999 which include amounts borrowed under our U.S. revolving line of credit and our long-term note payable. These floating-rate obligations expose us to the risk of increased interest expense in the event of increases in short-term interest rates. If the floating rates were to increase by 10% from December 31, 1999 levels, our consolidated interest expense would increase by a total of $9,400 per month.

     At December 31, 1999 and at March 31, 2000, we did not hedge interest rate exposure.

     Foreign currency exchange rate. Our operations are conducted in certain countries around the world in a number of different currencies. As such, future earnings are subject to change due to changes in foreign currency exchange rates when transactions are denominated in currencies other than our functional currency, the U.S. dollar. In order to mitigate the effect of exchange rate changes, a substantial portion of our contracts provide for collections from customers in U.S. dollars.

     We had no foreign currency denominated borrowings outstanding at December 31, 1999 or March 31, 2000.

                                    BUSINESS

OVERVIEW

     We are a worldwide leader in engineering, manufacturing and marketing premium tubular connections and pressure control products used for oil and gas drilling and production. Our premium tubular connections are used in drilling environments where extreme pressure, temperature, corrosion and mechanical stress are encountered, as well as in environmentally sensitive drilling. These harsh drilling conditions are typical for deepwater, deep-formation and horizontal wells. Our pressure control products are primarily safety devices that control and contain fluid and gas pressure during drilling, completion and maintenance of oil and gas wells in the same environments. We also provide aftermarket replacement parts, repair and field services for our installed base of pressure control equipment. These products and services are required on a recurring basis because of the impact of the extreme conditions in which pressure control products are used. The end-users of our products are a broad group of major and independent, domestic and international oil and gas companies as well as drilling contractors. In the United States and Canada, we sell our premium tubular connections through distributors. Outside the United States and Canada, we sell our premium tubular connections directly to end-users and through distributors. We sell our pressure control products directly to end-users.

     Throughout our history, we have been a technological innovator, developing products that assist the oil and gas industry to commercially and safely explore and develop deep onshore and deepwater reserves that were not previously accessible. Shortly after our inception, we developed the first annular blowout preventer. We have also developed groundbreaking premium tubular connection products and technologies for use in critical drilling and production applications where standard connections are unsuitable. At the end of 1999, we introduced an advanced composite tubing product line as a cost-effective alternative to steel pipe used in flowlines. We are also currently participating in a joint industry project for the development of a process called subsea mudlift drilling that, if successful, will make it possible to economically drill for and produce oil and gas in ultra-deepwater in excess of 7,000 feet. We are the technical leader, designer and equipment manufacturer and have production rights to the subsea mudlift drilling equipment developed by the project.

     We conduct our business on a global basis. We have approximately 1,250 employees and 13 manufacturing facilities in the United States, Canada, Indonesia, Mexico, Nigeria and the United Kingdom, and 22 sales and service offices worldwide. During 1999, approximately 60% of our revenues were derived from equipment sales and services ultimately provided to end-users for use outside of the United States.

     Hydril was founded in 1933 by Frank R. Seaver who ran Hydril until his death in 1964. From 1964 to 1986, Richard C. Seaver, the nephew of Frank Seaver, served as our President. Richard Seaver is currently our Chairman of the Board, and his son, Christopher T. Seaver, is our President and Chief Executive Officer.

OUR BUSINESS STRATEGY

     Our goal is to build on our position as an industry leader in the engineering, manufacturing and marketing of premium tubular connections and pressure control products. To achieve this goal, we are pursuing the following strategies:

     - Focus on a portfolio of premium, high value added products. We will continue to focus on developing and manufacturing a portfolio of premium, highly engineered products required for the drilling and production of oil and gas in harsh environments. We believe that this focus will allow us to continue to differentiate our products and services and enhance our ability to achieve growth with attractive margins.

     - Develop new proprietary technologies and products. We have grown primarily through the introduction of new technologies and products. As oil and gas operators shift their drilling focus towards deeper geological formations and deepwater reserves in order to meet demand for oil and natural gas, new technological developments will be needed to economically and safely develop these reserves. We intend to continue to grow by focusing our research and development efforts on these opportunities and developing leading-edge technologies and product solutions for our customers.

     - Emphasize product quality and capitalize on brand loyalty. Customers emphasize quality and reliability when selecting premium tubular connections and pressure control equipment due to the high performance and safety requirements for these products. Because of our focus on quality and reliability, we have established considerable brand loyalty among our customers. We believe that our brand name facilitates market acceptance of new technologies and products we develop and enhances our ability to maintain and gain market share.

     - Operate our business globally. We intend to continue to deploy and expand our facilities in selected strategic locations worldwide to enhance our ability to serve the increasingly global needs of our existing customers and facilitate access to new geographic markets.

     - Expand our business through selective acquisitions. We will seek acquisitions that are complementary to our business and are able to provide us with technologies or product lines that will enhance our product and service offerings and technical expertise.

OVERVIEW OF OUR INDUSTRY

     Demand for oilfield products, such as premium tubular connections and pressure control equipment, is cyclical in nature and depends substantially on the condition of the oil and gas industry and its willingness to spend capital on the exploration and development of oil and gas. The level of these capital expenditures is highly sensitive to existing oil and gas prices as well as the oil and gas industry's view of such prices in the future. Increasing commodity prices generally result in increased oil and gas exploration and production, which translates into greater demand for oilfield products and services. Conversely, falling commodity prices generally result in reduced demand for oilfield products and services. Historically, changes in budgets and activity levels by oil and gas exploration and production companies have lagged significant movements in oil and gas prices.

     Drilling activity was depressed in 1999 due to a reduction by oil and gas operators of their capital expenditures in response to a 1998 collapse in oil prices. Oil prices began to recover in the second quarter of 1999 primarily because OPEC stabilized oil prices through voluntary production limits, which resulted in reduced oil inventories worldwide. Natural gas prices in North America also strengthened considerably over this same time as reduced drilling activity resulted in lower supply of natural gas. In response to higher commodity prices, operators have increased their spending budgets for 2000.

     In recent years, the focus of drilling activity has been shifting towards the less explored deeper geological formations and deepwater locations which offer potentially prolific reserves. Operators have also increasingly relied on advanced drilling technologies such as horizontal drilling to improve production and recovery rates of oil and gas reservoirs. Demand for premium tubular connections and advanced pressure control products is impacted by these changing depth and drilling trends. We believe that the level of drilling activity in the harsh environments that require these products will continue to grow as oil and gas operators increasingly target deeper geological formations, shift their exploration offshore and apply horizontal drilling techniques.

  Market for Premium Tubular Connections

     Tubular connections join sections of well casing, production tubing and drill pipe which are different types of pipe, all known as tubulars, used in various stages of drilling and production. The premium tubular connections market is driven primarily by the number of wells drilled deeper than 15,000 feet. The majority of such wells have been drilled in North America to explore and develop deep gas formations. Wells drilled over 15,000 feet require substantially more premium connections than shallower wells. The following table shows the number of wells drilled over 15,000 feet in the United States during the years 1995 through 1999, and, according to Spears & Associates, estimated for the years 2000 and 2001:

                                  NUMBER OF WELLS DRILLED
             YEAR                     OVER 15,000 FT
             ----                 -----------------------
1995...........................             548
1996...........................             690
1997...........................             871
1998...........................             861
1999...........................             660
2000 (estimated)...............             764
2001 (estimated)...............             827

     The number of horizontal wells, which require connections with enhanced mechanical characteristics drilled both onshore and offshore around the world, also drives the market for premium tubular connections.

     Premium tubular connections are also required for drilling in environmentally sensitive areas. Oil and gas companies operating in locations where environmental laws and regulations require a particularly high degree of environmental safety, such as California, Alaska and Canada, might utilize premium connections due to their superior sealing capability and reliability. As environmental awareness increases worldwide, and as governments open for exploration new environmentally sensitive areas, we believe demand for premium tubular connections in such areas will likely continue to increase.

  Market for Pressure Control Equipment

     Pressure control products include a broad spectrum of equipment and parts required for outfitting new drilling rigs and upgrading and maintaining existing rigs. Demand for pressure control products depends on the level of construction of new rigs and the replacement and upgrading of equipment for existing rigs. In addition, as a result of the high level of wear and tear during operation, pressure control equipment requires frequent maintenance and technical support services.

     The rig equipment market experienced strong growth in the most recent rig construction up cycle during 1996-1999, driven by an upturn in drilling rig utilization. While the level of new rig construction and demand for equipment have declined during the recent year, demand for replacement parts and equipment has been less volatile. The trend towards drilling in deeper water creates a need for new types of pressure control equipment. Without such new equipment, exploration and production of many deepwater reserves may not be economically viable.

OUR PREMIUM TUBULAR CONNECTIONS BUSINESS

     We manufacture and market premium tubular connections for casing, production tubing and drill pipe. We also provide technical solutions and field support services to address specific customer needs in the design, selection and maintenance of tubular connections.

     A conventional oil or gas well is drilled by attaching a drill bit to the end of a series of sections of drill pipe joined by threaded connections. Threaded connections are similar to the grooves on a bolt and enable sections of drill pipe to be screwed together. Once connected, the drill pipe may be up to several miles long, commonly referred to as a drill string. The entire drill string must be removed from the well numerous times during the drilling process to replace dull drill bits and accomplish other tasks. Removing the drill string requires the disassembly and reassembly of the entire drill string. As a result, threaded connections for drill pipe must be engineered to withstand numerous assemblies without compromising the integrity of the connections. When the well reaches sufficient depths during drilling, the drill string is pulled out of the well and sections of larger diameter pipe known as casing, also joined by threaded connections, are inserted into the well and cemented in place to prevent the well from collapsing. Drilling is resumed until the next target depth is reached and the process is repeated. Most wells use multiple concentric casing strings that fit inside one another. The casing diameter reduces as depth increases. Once the well has been drilled to the desired depth and cased, production tubing is placed inside the casing. The production tubing also consists of multiple sections of pipe that are joined with threaded connections. In a completed well, oil and natural gas pass up through the production tubing to the top of the well.

     Casing, production tubing, and drill pipe are the types of oilfield tubulars for which we produce premium connections. The term "premium" refers to a proprietary, precision manufacturing process employed to produce a product with performance characteristics superior to those of standard industry connections. Premium connections can withstand extreme conditions encountered in deepwater offshore wells and deep gas wells, as well as in horizontal well drilling. They also provide pressure tight, highly reliable sealing necessary for environmentally sensitive drilling. The technical complexity of these premium connections requires a high degree of accuracy during manufacturing and substantially more machining and inspection time than standard connections.

     We utilize custom-designed, computer controlled machines in our premium connection manufacturing facilities worldwide. All of our machine programs are created and maintained on a central system in our technology center in Houston, Texas and transmitted to each of our nine tubular connection manufacturing locations worldwide. As a result, all Hydril connections of a particular type, regardless of manufacturing location, are substantially identical, ensuring interchangeability. We have completed the rebuild of approximately 70% of our 54 computer controlled machines and expect to rebuild the remaining machines by the end of 2001.

     To meet customer needs, we provide a full line of premium tubular connection products and accessories, including connections for pipe of nonstandard size or weight. Our various premium tubular connections exhibit various high performance characteristics, such as:

     - Tension resistance. Our premium integral thread designs have high tension strength, which supports the weight of numerous sections of pipe strung together in deep wells.

     - Torque capability. Our premium thread designs, in particular our proprietary Wedge Thread(TM) technology, have torque capability that approaches pipe body strength. This design prevents connection damage due to overtorque, facilitates easier assembly and disassembly and reduces wear and tear from recurring service to the pipe.

     - Compression and bending flexibility. Our premium threads are designed to permit greater compression and bending of pipe strings than standard connections which is particularly important in horizontal and extended-reach wells.

     - Clearance. Our integral connections are machined directly onto the pipe, forming a smooth connection with little or no increase in diameter of the pipe. Coupled connections, on the other hand, use a bulkier third pipe, or coupling, to make a connection, resulting in less clearance inside the well. This integral quality is particularly important in deep drilling where well diameters become increasingly narrow because multiple strings of casing, production tubing, or drill pipe are utilized in one well.

     - Pressure tight sealing. Our metal-to-metal pressure tight sealing is designed to prevent both gas and fluid leakage, a critical factor in the case of extreme pressure and environmentally sensitive drilling.

     - Corrosion resistance. Our plastic-coated tubing connections reduce corrosion damage and extend the useful life of the connection.

     - Uniformity and compatibility. Our connections are manufactured worldwide with the same design, high tolerance specifications, and centrally manufactured tools and gauges, which improves product uniformity and compatibility.

     We offer our customers technical services related to casing and tubing string design. Computer well design software is utilized in the design and specification of the tubulars and the thread connections. In addition, we offer highly trained field service technicians to assist our customers worldwide. We have 29 licensed repair facilities worldwide to support our tubular connections business.

OUR PRESSURE CONTROL BUSINESS

     We provide a broad range of pressure control equipment used in oil and gas drilling, and well completion and maintenance. Our products regulate formation and drilling fluid pressure during normal operations and prevent well blowouts when the pressure of formation fluids and gases reaches critical levels.

     The oil, gas and water contained in the geological formations into which a well is drilled can be under extremely high pressure. This pressure increases with greater water and drilling depth. When unanticipated formation pressure is encountered, the pressure must be controlled to prevent an uncontrolled release of the fluids and gases from the well, known as a "blowout." A blowout can have catastrophic consequences, as the oil and natural gas may ignite or the equipment and tubulars in the well may be suddenly propelled out of the well, potentially resulting in injury or death of personnel, destruction of drilling equipment, or environmental damage. Blowouts can cause the loss of a well and significant downtime and additional expense. During drilling and maintenance operations, it is therefore essential to regulate the pressure, and to provide for mechanical safeguards to minimize the effects.

     Our pressure control products include blowout preventers, diverters, gas handlers, control systems, drill stem valves, production chokes, pulsation dampeners and a variety of specialized elastomer products. We also provide integrated pressure control systems, which typically include a series of blowout preventers stacked on top of one another, along with other types of valves, diverters and gas handlers, all of which are regulated through an electro-mechanical control system. In addition, we provide replacement parts, repair and field services to maintain our installed base of products.

  Pressure Control Products

     Blowout preventers. The key component of a pressure control system is a high-pressure valve located at the top of the well called a blowout preventer. When activated, blowout preventers seal the well and prevent fluids and gases from escaping. Blowout preventers are safety devices and are activated only if other techniques for controlling pressure in the well are inadequate.

     We manufacture two types of blowout preventers:

     - Annular blowout preventers seal the well by hydraulically closing a large rubber collar around the drill pipe or against itself if nothing is in the well. We invented the annular blowout preventer, and our current models are based on more than 65 years of design experience.

     - Ram blowout preventers seal the well by hydraulically driving metal pistons against each other across the top of the well. Our ram blowout preventers feature a new compact version that is designed for both rig upgrades and new builds where space is limited.

     Diverters. Diverters are safety devices used to redirect or vent the uncontrolled flow of formation fluids and gases in a controlled manner during offshore drilling operations. A diverter is used during drilling when there is a danger of penetrating pressurized gas zones. Our diverters incorporate a patented integral vent design that reduces the need for peripheral devices normally required for the use of diverters.

     Gas Handlers. In 1999, we introduced the first gas handler, a device which is used in deepwater drilling operations to contain and vent excess gas from the tubing system that connects the top of the well at the sea floor to the drilling rig. Our proprietary design controls the release of any rapidly expanding gas bubble rising to the surface through the tubing system that may endanger the environment, personnel and the rig.

     Drill Stem Valves. Manually operated drill stem valves are placed in the drill string to control well pressure in order to prevent blowouts and drilling fluid spillage during the installation and removal of drilling pipe. Our drill stem valves incorporate automatic pressure balancing, thus minimizing the torque required to operate them under pressure.

     Pulsation Dampeners. Pulsation dampeners counterbalance the pulsing of pressure fluids through pipelines that cause vibrations which may damage pipework and valves. In addition to oilfield applications, our pulsation dampeners are used in airport refueling systems and chemical refinery and processing plants. Our pulsation dampeners have a field replaceable bottom plate that reduces the number of costly shop repairs.

     Production Chokes. Production chokes are used to regulate the flow of oil, gas and other formation fluids from producing wells with high pressures, high flow rates and corrosive fluids. Our production chokes use a proprietary nozzle configuration that reduces internal corrosion from produced sand and debris associated with many oil and gas wells.

     Elastomers. Our line of rubber products includes parts used in annular and ram blowout preventers, pulsation dampeners and other equipment. We specialize in bonding rubber to metal and offer a wide variety of elastomer products in a full range of sizes, pressure ratings and elastomer types.

     Integrated Systems. Our pressure control systems integrate blowout preventer equipment, other products with control systems, usually for use in connection with deep offshore, high pressure wells. Our systems use advanced software, micro-electronics and materials technology and are capable of operating in water depths of up to 10,000 feet. Our integrated pressure control systems are primarily sold for use in connection with the construction or refurbishment of drilling rigs.

  Aftermarket Products and Services

     Our aftermarket business is supported by our growing installed base of pressure control products. Because our products are subjected to harsh drilling conditions, they frequently require repair and maintenance services, which include replacement parts for those consumed during the drilling operation. We manufacture metal replacement parts, including ram blocks, pistons, cylinders, seal seats and valves. Elastomer replacement parts manufactured and sold include packing units for ram and annular blowout preventers and seal kits. We also have a staff of field service personnel who assist customers on site in the proper installation and use of our products.

     We provide our aftermarket services through nine domestic and 11 international repair facilities owned by us, and through 19 authorized repair facilities.

OUR EMPHASIS ON RESEARCH AND DEVELOPMENT

     We emphasize both the development of new products and the continuous redesign and improvement of our existing products. We believe that we are a leader in the development of new technology and equipment designed to enhance the productivity and safety of the drilling and production process in harsh drilling environments.

     Our current research and development efforts are primarily focused on improvements in threaded connections, products for use in conjunction with subsea mudlift drilling and advanced composite tubing. As of March 31, 2000, we employed 64 persons on our engineering and design staffs, including mechanical, electrical and software engineers, who were principally engaged in product development and engineering research and development.

     We believe that, in addition to the technical competence and creativity of our employees, the success of our business depends on intellectual property protection. As part of our ongoing research, development and manufacturing activities, we have a policy of seeking patents, when appropriate, on inventions concerning new equipment and product improvements. We hold numerous United States and international patents and have numerous patent applications pending. As we redesign and improve existing products, we are often able to obtain extensions of patent lives beyond their original duration. In addition, our trademarks are registered in the United States and various foreign countries. Our competitors may be able to independently develop technology that is similar to ours without infringing on our patents, and we may be unable to successfully protect our intellectual property.

     Although in the aggregate our patents and trademarks are important to the manufacturing and marketing of many of our products, we do not consider any single patent or trademark or group of patents or trademarks to be material to our business as a whole. We also rely on trade secret protection for our confidential and proprietary information. We routinely enter into confidentiality agreements with our employees and suppliers. There can be no assurance, however, that others will not independently obtain similar information or otherwise gain access to our intellectual property.

     Subsea Mudlift Drilling. We are currently developing, in conjunction with major oil and gas companies and drilling contractors, a system of equipment and drilling procedures which we believe will facilitate the exploration and development of oil and gas reserves in geologic formations found in ultra-deep water in excess of 7,000 feet. Conoco is the project leader and we are the technical leader, designer and equipment manufacturer for this joint industry project formed in 1996. Currently, seven other companies are participating in the joint industry project, including Conoco, BP Amoco, Chevron, Texaco, Diamond Offshore, Global Marine and Schlumberger. We have production rights to the technology being developed in the project for this field of use and for the life of the intellectual property. We have contributed approximately $1.7 million of the $13 million in total joint industry project expenditures to date. We anticipate contributing approximately $0.3 million of the approximately $32 million remaining expenditures budgeted prior to the production stage. In the past, some participants in the project have withdrawn, and other participants could withdraw prior to completion. If future withdrawals occur, we may have to contribute more than $0.3 million. The project is in the development stage, and a test well is scheduled to be drilled during 2001. There are two other groups of companies in our industry that are also developing competing technologies for deepwater drilling.

     Available floating rigs and conventional drilling equipment cannot efficiently tap the potentially prolific reservoirs found in ultra-deep waters. During drilling, heavy fluids, known as drilling muds, are circulated under pressure into the well to transport debris from the drilling process out of the well. Drilling muds are the primary mechanism for controlling formation fluid pressure and are mixed to varying weights that increase as the relevant formation pressure increases to offset the formation pressure and prevent the collapse of the well. The principal barrier to drilling in these formations relates to the weight of the drilling mud circulating in the drilling system which exerts excessive levels of pressure that may damage the geologic formation and limit the amount of oil and gas that can be extracted. A potential solution to this problem being pursued by our industry project is to have critical components of the drilling mud recirculation system reside on the sea floor and pump the mud from the sea floor, rather than from the rig. For this reason, the joint industry project is called subsea mudlift drilling. Subsea mudlift drilling should reduce the number of casing strings needed, increase production rates and well diameter, and facilitate more demanding completions like horizontal wells. In addition, subsea mudlift drilling should enable better control of well pressure, resulting in fewer pressure surges and fewer problems with the circulation of drilling mud, with less equipment in the well.

     Advanced Composite Tubing. At the end of 1999, we introduced an advanced composite tubing product line as a cost-effective alternative to steel pipe used in flowlines. Our advanced composite tubing is lightweight, flexible, resistant to corrosion and fatigue, and can be produced in spoolable lengths up to several thousand feet. Because it can be produced in such extensive lengths, advanced composite tubing reduces the number of connections needed and is therefore easier to install and is less expensive than other alternatives. This advanced composite tubing is being marketed for use in transporting oil and gas both out of the well and from the wellhead to storage facilities. We plan to make additional diameter sizes and pressure ratings available within this product line and are currently seeking other commercial applications for this product. Companies with greater financial and marketing resources than us have already developed and are selling proprietary tubing similar to our advanced composite tubing.

OUR CUSTOMERS AND DISTRIBUTION

     The end-users for our products are primarily major and independent, domestic and international oil and gas companies, as well as drilling contractors. During 1999, we sold products and services to approximately 1,500 customers, only one of which, Transocean Sedco Forex at 13%, accounted for more than 10% of our consolidated revenues. For the first quarter of 2000, Ensco Offshore, at 12%, accounted for more than 10% of our consolidated revenues. Each of our tubular connections and pressure control products segments has its own specialized sales staff, which enhances our sales personnel's knowledge of the products they sell and the specific needs of the different end-users.

     Premium Tubular Connections. In the United States and Canada, we sell our premium tubular connection products primarily to a number of steel pipe distributors who purchase the pipe from steel mills. However, we market our tubular connections to the end-users, primarily oil and gas operators, because it is the end-users who request that their distributors have our premium connections applied to the pipe. Due to the use of distributors, we do not own the pipe we thread and do not maintain an inventory of threaded or unthreaded tubulars. Distributors tend to be less well established and present a higher credit risk than the end-users.

     Outside of the United States and Canada, we primarily sell our tubular connections directly to oil and gas operators and trading companies. In these markets, we thread tubulars owned by customers, as well as purchase tubulars for threading and resale. As a result, we maintain a small inventory of tubulars for our operations outside of the United States and Canada. Our premium tubular connections are sold for use in 46 countries by our U.S. customers operating abroad and by international customers. In 1999, one customer accounted for 21% of our total sales of premium tubular connections, and our ten largest customers in that segment accounted for 65% of segment sales. In the first quarter of 2000, our three largest premium tubular connection customers accounted for 17%, 17% and 14% of segment sales. In the first quarter of 2000 our ten largest premium tubular connection customers accounted for 65% of total segment sales.

     Our premium tubular connection sales staff is currently managed domestically from Houston, Texas and internationally from Fribourg, Switzerland and consists of 37 sales employees located in 19 offices in the United States, Canada, Indonesia, Mexico, Nigeria, the United Arab Emirates and the United Kingdom. We use manufacturer representatives in 42 countries worldwide.

     Pressure Control Products. Pressure control products are sold both domestically and internationally primarily to drilling contractors, although we market our pressure control products to both operators and drilling contractors. Certain lines of our pressure control equipment are also sold to rig manufacturers, integrators of equipment and well operators. Aftermarket replacement parts, repair and field services are provided to both drilling companies and companies that rent pressure control equipment. We market our pressure control products through our direct sales force, distributors and authorized representatives. Our pressure control products are sold for use in 43 countries. In 1999, one customer accounted for 24% of our total sales of pressure control products, and our ten largest customers in that segment accounted for 53% of segment sales. In the first quarter of 2000, one pressure control customer accounted for 24% and another customer accounted for 16% of segment sales. Our ten largest customers in our pressure control segment in the first quarter of 2000 accounted for 68% of segment sales.

     Our pressure control sales staff is managed from Houston and consists of 42 sales employees located in 11 offices in the United States, Canada, Mexico, Singapore and the United Kingdom. We use manufacturer representatives in 43 countries worldwide.

OUR COMPETITORS

     Our products are sold in highly competitive markets. Many of our major competitors are diversified multinational companies, and are larger and have substantially greater financial resources, substantially larger operating staffs and greater budgets for marketing and research and development than we do.

     Premium Tubular Connections. In the premium tubular connections market, we compete domestically with the Atlas Bradford product line of Grant Prideco, the Hunting Interlock product line of Hunting PLC, the VAM product line joint venture of Vallourec & Mannesmann and Sumitomo Metals and steel mills and numerous other independent threaders. Internationally, we also compete with some of our domestic competitors and with DST, a marketing group composed of Dalmine, Siderca and TAMSA steel mills which is licensed to produce and sell the Atlas Bradford product line internationally, Vallourec & Mannesmann, Sumitomo Metals and Kawasaki Steel, each of which is vertically integrated through the ownership of steel mills. Integrated steel mills can apply threaded connections to tubulars they produce, which gives these competitors supply and pricing advantages over companies such as ours, who apply threaded connections to tubulars produced by others. Foreign producers of tubular connections also often sell or "dump" their products in the U.S. market at prices below cost. In addition, other steel producers who do not currently manufacture premium connections may begin doing so in the future.

     We believe that we are one of the largest providers of premium tubular connections to the oil and gas industry both in the U.S. and worldwide. We believe that the principal competitive factors in the premium tubular connections market are product design and engineering, product quality and reliability, price, product uniformity and compatibility, and the ability to provide timely field service and repair.

     Pressure Control Products. We have three primary competitors in the pressure control market, the Drilling Equipment Products Group of Cooper Cameron, the Shaffer Division of Varco International, and the Petroleum and Equipment Division of Stewart & Stevenson Services. We believe that we are the largest manufacturer of annular blowout preventers worldwide. We believe that we are the largest manufacturer worldwide of diverters used on deepwater drilling rigs. We are the provider of choice of subsea pressure control equipment to some of the leading deepwater drilling companies. We believe that the principal competitive factors in the pressure control products market are product quality and reliability, product design and engineering, price, and the ability to provide timely service and replacement parts.

OUR PROPERTIES

     The following table details our principal facilities, all of which we own, except as indicated below.

                                       APPROXIMATE
                                          SQUARE
              LOCATION                   FOOTAGE                        DESCRIPTION
              --------                --------------                    -----------
UNITED STATES
Houston, Texas......................     281,000       Principal executive offices; pressure control
                                                       products manufacturing.
Houston, Texas......................     100,000       Premium tubular connections manufacturing.
Houston, Texas......................      59,000       Pressure control products manufacturing and
                                                       repair services; advanced composite tubing
                                                       manufacturing.
Houston, Texas......................     100,000       Pressure control elastomer products
                                                       manufacturing.
Bakersfield, California (leased)....       4,800       Premium tubular connections manufacturing;
                                                       warehouses pressure control replacement parts.
Westwego, Louisiana.................      40,000       Premium tubular connections manufacturing.
INTERNATIONAL
Nisku, Alberta, Canada (leased).....      20,000       Premium tubular connections manufacturing;
                                                       warehouses pressure control replacement parts.
Batam, Indonesia (leased)...........      30,000       Premium tubular connections manufacturing.
Veracruz, Mexico....................     100,000       Premium tubular connections manufacturing.
Veracruz, Mexico (leased)...........      25,000       Thread protector manufacturing for tubular
                                                       connections.
Warri, Nigeria......................      20,000       Repair and service of premium tubular
                                                       connections.
Port Harcourt, Nigeria (leased).....      10,000       Repair and service of premium tubular
                                                       connections.
Aberdeen, Scotland..................      20,000       Premium tubular connections manufacturing;
                                                       warehouses pressure control replacement parts.

     We have 22 sales and service offices worldwide in Alaska, California, Louisiana, Texas, Wyoming, Canada, Dubai, Mexico, Nigeria, Singapore, Switzerland and the United Kingdom, that provide sales and technical support. Most of these offices provide service personnel to support rig operators. All of these offices are under lease, with leases ranging in duration from one month to two years. Our subsea mudlift drilling development group is located in a separate leased facility in Houston, Texas. We also have approximately 147 acres of undeveloped land surrounding some of the properties listed above and 75 acres of additional undeveloped land.

OUR EMPLOYEES

     As of March 31, 2000, we had a total of approximately 1,250 full-time and full-time equivalent employees. Approximately 375 of those employees were employed by our international subsidiaries and are located outside the United States. As of March 31, 2000, we were a party to one collective bargaining agreement which applied to approximately 67 employees located in Veracruz, Mexico and is subject to annual review. We believe our relations with our employees are good.

INSURANCE

     Our operations are subject to the risks inherent in manufacturing products and providing services to the oil and gas production industry. These risks include personal injury and loss of life, business interruptions, loss of production and property and equipment damage. Damages arising from an occurrence at a location where our products are used have in the past and may in the future result in the assertion of potentially large claims against us.

     We maintain comprehensive insurance covering our assets and operations, including product liability and workers' compensation insurance, at levels that we believe to be appropriate. We attempt to obtain agreements from our pressure control customers providing for indemnification against liability to others. Our insurance is subject to deductibles and in some cases only applies to losses in excess of significant amounts. In such cases, we bear the risk of loss for claims below these deductibles or amounts. We cannot assure you that our insurance coverage will be adequate in all circumstances or against all hazards nor can we assure you that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

REGULATIONS

     Our business is affected by changes in public policy, federal, state and local laws and regulations relating to the energy industry. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons may adversely affect our operations by limiting available drilling and other opportunities in the oil and gas production industry.

     Our U.S. and foreign operations are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Many of our operations, including our metal casting operations and, at certain locations, painting operations, require permits that may be revoked or modified, and that we are required to renew from time to time. Failure to comply with such laws, regulations or permits can result in substantial fines and criminal sanctions, or require us to purchase costly pollution control equipment or implement operational changes or improvements.

     Because we use hazardous substances in our manufacturing operations and many of our current and former properties are or have been used for industrial purposes, we may be responsible for remediating hazardous substances at our properties or at third party sites to which we sent waste for disposal. These properties and wastes may be subject to the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as CERCLA or Superfund, the Resource Conservation and Recovery Act and analogous state laws. Under these laws, we may be required to remove previously disposed wastes and to remediate property contamination or to perform remedial operations to prevent future contamination.

     CERCLA imposes liability, without regard to fault or the legality of the original conduct, for the releases of hazardous substances into the environment. Persons subject to CERCLA include the owner and operator of the disposal site or sites where the release occurred and companies that generated, disposed or arranged for the disposal of the hazardous wastes found at the site. Persons who are responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the resulting contamination and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     For example, we have been identified as a potentially responsible party at the Operating Industries, Inc. Landfill Superfund site in California to which we formerly sent waste oils and other materials for disposal. Based on the number of other potentially responsible parties, the total estimated site cleanup costs and our estimated share of such costs, we do not expect this matter to materially affect us. In connection with this Superfund site, we also are defendants, along with approximately 139 other parties, in a personal injury and property damage class action brought by area residents, captioned Abalo, et al. v.

"21" International Holdings, et al., Superior Court of California, Los Angeles County. Because this matter is in its early stages, we are unable to predict its outcome. Nevertheless, based on our expected share of responsibility for waste sent to this site, we do not expect this matter to materially affect us.

     Although we believe that we are in substantial compliance with existing environmental laws and regulations, we cannot assure you that we will not incur substantial costs in the future. Moreover, it is possible that implementation of stricter environmental laws, regulations and enforcement policies could result in additional, currently unquantifiable costs or liabilities to us.

LEGAL PROCEEDINGS

     We are involved in legal proceedings arising in the ordinary course of business. In our opinion, these matters are either adequately covered by insurance or are such that their outcome will not have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information regarding our executive officers and directors as of May 31, 2000.

NAME                                        AGE                  POSITION(S)
----                                        ---                  -----------
Richard C. Seaver.........................  77    Chairman of the Board
Christopher T. Seaver.....................  52    President, Chief Executive Officer and
                                                  Director
Steven P. Magee...........................  53    Managing Director -- Western Hemisphere
                                                    Tubular
Neil G. Russell...........................  54    Managing Director -- Eastern Hemisphere
                                                    Tubular
Charles E. Jones..........................  40    Managing Director -- Pressure Control
Michael C. Kearney........................  51    Chief Financial Officer and Vice
                                                  President -- Administration
Richard A. Archer.........................  73    Director
Jerry S. Cox..............................  49    Director
Gordon B. Crary, Jr. .....................  79    Director
Patrick T. Seaver.........................  50    Director
T. Don Stacy..............................  66    Director
Lew O. Ward...............................  70    Director

     Richard C. Seaver is our Chairman of the Board, a position he has held since 1994. Prior thereto, Mr. Seaver served as a director from 1964 to 1994, as President from 1964 to 1986, and as Secretary and General Counsel from 1957 to 1964.

     Christopher T. Seaver is our President and Chief Executive Officer and a director. He has served as President since June 1993 and as Chief Executive Officer and as a director since February 1997. Mr. Seaver joined Hydril in 1985 and served as Executive Vice President in charge of our tubular and pressure control businesses from 1991 until May 1993. He is a director and the treasurer of the Petroleum Equipment Suppliers Association and a director and member of the executive committee of the National Ocean Industries Association. Prior to joining our company, Mr. Seaver was a corporate and securities attorney for Paul, Hastings, Janofsky & Walker, and was a Foreign Service Officer in the U.S. Department of State, with postings in Kinshasa, Congo and Bogota, Colombia.

     Steven P. Magee is our Managing Director -- Western Hemisphere Tubular, a position he has held since June 1996. From March 1995 to July 1996, Mr. Magee was Director -- Latin America for our tubular business. During his 25 years of service with us, Mr. Magee has held various management positions in our tubular business, including international postings in Mexico and the United Kingdom.

     Neil G. Russell is our Managing Director -- Eastern Hemisphere Tubular, a position he has held since March 1995. Between January 1994 and February 1995, Mr. Russell served as Director -- Eastern Hemisphere for our tubular business. During Mr. Russell's 20 years of service with our company, he has held various management positions in our tubular and pressure control businesses with postings in Singapore, Switzerland, the United Kingdom and the United States.

     Charles E. Jones is our Managing Director -- Pressure Control, a position he has held since March 1998. From March 1996 to March 1998, Mr. Jones served as Director of Subsea Business for Cooper Cameron Corporation, a provider of oil and gas drilling equipment. Mr. Jones served as Engineering Manager for Subsea Offshore, formerly Dresser Industries, a manufacturer of oil and gas drilling equipment from April 1995 to March 1996 and as Subsea Engineering Manager for Kvaerner Oilfield Products, a mechanical engineering and manufacturing company, from January 1994 to April 1995. Prior to holding these positions, Mr. Jones had 11 years of service with us.

     Michael C. Kearney is our Chief Financial Officer and Vice
President -- Administration, positions he has held since August 1998. Prior to joining our company, Mr. Kearney was a consultant with Kearney Associates, an independent financial consulting firm, from September 1996 to August 1998. Mr. Kearney served as Vice President and Treasurer of Zale Corporation, a specialty retailer of fine jewelry, from March 1996 to September 1996. From 1992 to November 1995, Mr. Kearney was Vice President and Treasurer of FoxMeyer Health Corporation, a pharmaceutical distributor.

     Richard A. Archer became a director in 1971. Mr. Archer has been primarily engaged as an independent insurance consultant since December 1995. He served as the chairman of the Board of Directors of Jardine Insurance Brokers, Inc. from 1986 to 1993, and served as Deputy Chairman of Jardine Insurance Brokers until December 1995. Mr. Archer is a director of National Golf Properties Inc.

     Jerry S. Cox became a director in January 1999. Currently, Mr. Cox is Chairman and President of Cox & Perkins Exploration, Inc., an independent exploration and production company, positions he has held since founding Cox & Perkins in 1976.

     Gordon B. Crary, Jr., became a director in 1970. Mr. Crary served as Executive Vice President and a member of the Board of Directors and Executive Committee of E.F. Hutton & Co., now a part of Salomon Smith Barney, until 1987. He had 50 years of service with E.F. Hutton and Smith Barney.

     Patrick T. Seaver became a director in 1979. For more than the past five years, he has been a partner with the law firm of Latham & Watkins.

     T. Don Stacy became a director in May 2000. Mr. Stacy served as President and Chairman of the Board of Amoco Eurasia Petroleum Co., an oil and gas exploration and production company, from February 1995 until August 1997, when Mr. Stacy became a director of Amoco Caspian Sea, an oil and gas exploration and production company, a position he held until his retirement in June 1998. Mr. Stacy served in various executive and management positions for those companies, and for other affiliates of Amoco Corporation, for more than 37 years. Currently, he is a director of Noble Affiliates, Inc., Alberta Energy Co., Ltd. and Agrium Inc.

     Lew O. Ward became a director in March 1997. Since 1981, he has served as Chairman and Chief Executive Officer of Ward Petroleum Corporation, an independent exploration and production company founded by Mr. Ward. Mr. Ward has 42 years of service with Ward Petroleum and its predecessors. He is past Chairman of the Independent Petroleum Association of America and a recipient of its Roughneck of the Year award.

     Executive officers are elected by the board of directors annually. Christopher T. Seaver and Patrick T. Seaver are the sons of Richard C. Seaver. There are no other family relationships among any of our directors or officers.

CLASSIFIED BOARD

     The Board of Directors is divided into three classes. The term of the Class I directors, who are Jerry S. Cox, Gordon B. Crary, Jr. and Patrick T. Seaver, expires at the annual stockholders' meeting for election of directors in 2001. The term of the Class II directors, who are Richard A. Archer, Richard C. Seaver and T. Don Stacy, expires at the annual stockholders' meeting for election of directors in 2002. The term of the Class III directors, who are Christopher T. Seaver and Lew O. Ward, expires at the annual stockholders' meeting for the election of directors in 2003. After 2003 for the Class I directors, after 2002 for the Class II directors and after 2001 for the Class III directors, each class will hold office until the third annual stockholders' meeting for election of directors following the most recent election of such class. The Company's classified Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in majority of the members of the Board of Directors.

BOARD COMMITTEES

     The Board of Directors has an Audit Committee and Compensation Committee. The Audit Committee, which consists of Messrs. Archer (Chairman), Cox and Crary, reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors. The Compensation Committee, which consists of Messrs. Crary (Chairman), Archer and Ward, reviews and recommends to the Board of Directors the compensation and benefits of our executive officers, establishes and reviews general policies relating to our compensation and benefits, and administers our stock plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of our board of directors.

DIRECTOR COMPENSATION

     Directors who are our employees do not receive cash compensation for their services as directors or members of committees of the board of directors. Our non-employee directors will receive an annual fee of $15,000, plus a fee of $750 per day for attendance at each board of directors meeting and $750 per day for attendance at each committee meeting. All directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the board of directors or committees thereof and for other expenses incurred in their capacity as directors.

     The Hydril Company 2000 Incentive Plan provides for an automatic grant in connection with this offering to each nonemployee director of a nonqualified stock option to purchase a number of shares of common stock equal to $75,000 divided by the initial public offering price, at an exercise price per share equal to the initial public offering price. The options granted to nonemployee directors will have a term of ten years, be fully vested upon the completion of one year of service as a nonemployee director and become exercisable in cumulative annual installments of one-third each, beginning on the first anniversary of the date of grant. Each nonemployee director will automatically be granted a nonqualified stock option each year following the annual meeting of stockholders on shares of our common stock having a fair market value of approximately $75,000.

EXECUTIVE COMPENSATION

  Annual Compensation

     The following table sets forth information regarding the compensation of our Chief Executive Officer and each of our four other most highly compensated executive officers for the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                          ------------
                                                                             AWARDS
                                                                          ------------
                                           ANNUAL COMPENSATION             SECURITIES
                                  -------------------------------------    UNDERLYING
                                                           OTHER ANNUAL     OPTIONS         ALL OTHER
NAME AND PRINCIPAL POSITION         SALARY       BONUS     COMPENSATION     (SHARES)     COMPENSATION(1)
---------------------------       ----------   ---------   ------------   ------------   ---------------
Christopher T. Seaver...........   $249,966          --           --        270,000          $ 6,186
  President and Chief Executive
  Officer
Charles E. Jones................    150,000     $37,500      $75,000(2)     120,000            3,886
  Director -- Pressure Control
Steven P. Magee.................    150,000      69,375           --        120,000            5,761
  Managing Director -- Western
  Hemisphere Tubular
Neil G. Russell.................    118,625      47,450           --         90,000           27,808
  Managing Director -- Eastern
  Hemisphere Tubular
Michael C. Kearney..............    140,400      49,140           --        102,000            1,696
  Chief Financial Officer and
  Vice President -- Administration

---------------

(1) In the case of Mr. Russell, all other compensation consists solely of a housing allowance of $27,808 related to his foreign assignment. In the case of all other named executive officers, all other compensation consists of the following amounts paid by Hydril:

                                                                            LIFE          LONG-TERM
                                                          401(K)         INSURANCE       DISABILITY
                                                       CONTRIBUTIONS      PREMIUMS        PREMIUMS
                                                       -------------      --------       ----------
    Christopher T. Seaver............................     $5,000            $750            $436
    Charles E. Jones.................................      3,000             450             436
    Steven P. Magee..................................      4,875             450             436
    Michael C. Kearney...............................        837             423             436

(2) $75,000 was paid to Mr. Jones in March 2000 pursuant to an agreement between us and Mr. Jones to compensate him for the value of stock options granted by his prior employer which he forfeited upon leaving its employ.

  Option Grants

     In January 1999, options were granted to named executive officers under the Hydril Company 1999 Stock Option Plan as set forth in the following table.

                             OPTION GRANTS IN 1999

                                    INDIVIDUAL GRANTS (1)
                            --------------------------------------
                               SECURITIES                                                          GRANT DATE
                               UNDERLYING       % OF TOTAL OPTIONS     EXERCISE                     PRESENT
                             OPTIONS GRANTED        GRANTED TO          PRICE       EXPIRATION       VALUE
NAME                            (SHARES)        EMPLOYEES IN 1999    (PER SHARE)       DATE      (PER SHARE)(2)
----                        -----------------   ------------------   ------------   ----------   --------------
Christopher T. Seaver.....       270,000                38              $4.32          1/09          $3.20
Charles E. Jones..........       120,000                17               4.32          1/09           3.20
Steven P. Magee...........       120,000                17               4.32          1/09           3.20
Neil G. Russell...........        90,000                13               4.32          1/09           3.20
Michael C. Kearney........       102,000                15               4.32          1/09           3.20

---------------

(1) The options granted to the named executive officers vest in increments of 25% in November 2000 and January of each of 2001, 2002 and 2003.

(2) The grant date present value per share of options granted was estimated as of the date of grant using the Black Scholes option-pricing model and the following assumptions: dividend yield -- 0%; expected volatility -- 0%; risk-free interest rate -- 4.76%; and maturity in years -- 6.35.

  Option Values at December 31, 1999

     No stock options were exercised during 1999 by any named executive officers. The following table shows the number of shares of common stock represented by outstanding stock options held by each of the named executive officers as of December 31, 1999, including the value for "in-the-money" options.

                       OPTION VALUES AT DECEMBER 31, 1999

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                     YEAR-END (SHARES)                YEAR-END(1)
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Christopher T. Seaver.........................       0           270,000
Charles E. Jones..............................       0           120,000
Steven P. Magee...............................       0           120,000
Neil G. Russell...............................       0            90,000
Michael C. Kearney............................       0           102,000

---------------

(1) Prior to this offering, there was no public market for common stock and, therefore, the value of each unexercised in-the-money stock option is calculated as the difference between an estimated initial public offering
    price of $     per share and the exercise price of the stock option.

  Annual Pension Benefits

     Hydril Company Retirement Plan. The following table shows estimated annual pension benefits payable to our employees, including executive officers (except for Mr. Russell who, because of his foreign posting, participates in a pension plan through our subsidiary operating in the United Kingdom), upon retirement at age 65 based on credited service as of January 1, 2000, under the provisions of the Hydril Company Retirement Plan.

                               PENSION PLAN TABLE

                                           APPROXIMATE ANNUAL BENEFIT FOR YEARS OF SERVICE INDICATED
FINAL AVERAGE                            -------------------------------------------------------------
ANNUAL COMPENSATION                      15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
-------------------                      ---------    ---------    ---------    ---------    ---------
$125,000...............................   $31,313      $41,750      $52,188     $ 62,625     $ 73,063
 150,000...............................    37,575       50,100       62,625       75,150       87,675
 175,000...............................    43,838       58,450       73,063       87,675      102,288
 200,000...............................    50,100       66,800       83,500      100,200      116,900
 225,000...............................    56,363       75,150       93,938      112,725      131,513

Subject to a cap under the terms of the plan which for 1999 was $160,000 and for 2000 is $170,000, final average annual compensation means the average annual combined salary and bonus for the five years immediately preceding retirement. The amounts shown in the table above are determined on a single life annuity basis. As of December 31, 1999, the credited years of service under the plan for the participating named executive officers were: Mr. Seaver, 14 years; Mr. Jones, 13 years; Mr. Magee, 24 years; and Mr. Kearney, 1 year. The benefits shown are subject to offset for social security.

INCENTIVE PLANS

     Hydril Company 2000 Incentive Plan

     The Hydril Company 2000 Incentive Plan was adopted by our Board of Directors and approved by our stockholders in May 2000.

     The plan authorizes the grant of options to purchase shares of our common stock and certain other awards relating to our common stock to our officers, employees, and nonemployee directors. In addition to options, stock appreciation rights, or SARs, restricted stock, cash awards, stock awards and performance awards may be granted under the plan. The plan is neither subject to the provisions of the Employee Retirement Income Security Act, or ERISA, nor qualified under Section 401(a) of the Internal Revenue Code.

     Eligibility. Our and our subsidiaries' key employees, including any director or officer who is also an employee, and our nonemployee directors are eligible to be granted awards under the plan. Nonemployee directors are only eligible to receive nonqualified stock options under the plan.

     Purpose. The purpose of the plan is to advance our interests and the interests of our stockholders by providing a means to attract, retain, and reward eligible employees and directors and to enable such persons to acquire or increase a proprietary interest in Hydril, thereby promoting a closer identity of interests between such persons and our stockholders.

     Administration. Our Board of Directors has designated the Compensation Committee, which consists of Messrs. Crary (Chairman), Archer and Ward, to administer the plan. Subject to the express provisions of the plan, the Compensation Committee has full authority, among other things, to select the employees to whom awards will be granted, to determine the type and number of awards to be granted to each participant, the number of shares of common stock to which an award will relate, and all other terms and conditions of awards and matters relating to awards (including forfeiture conditions). In addition, the Compensation Committee may prescribe the form of award agreements, adopt rules and regulations under the plan, interpret the plan and award agreements, and make all other decisions under the plan.

     Limitation on Awards. The number of shares of common stock subject to outstanding awards issued under the plan may not exceed 1,950,000 shares, subject to certain dilution adjustments.

     Options. Options granted under the plan are either incentive stock options intended to meet the requirements of Section 422 of the Internal Revenue Code, or non-qualified stock options, which are not intended to meet such requirements. Incentive stock options may be subject to certain special tax treatment. The terms of each option are determined by the Compensation Committee, not inconsistent with the terms of the plan, and are set forth in an option agreement which evidences the grant of an option. In general, options are subject to the following terms and conditions:

     - The exercise price of such options must not be less than the fair market value of our common stock on the date of grant.

     - The time or times at which an option shall become exercisable are determined by the Compensation Committee.

     - The Compensation Committee will determine the option term, which is generally for a period of 10 years.

     - Options that are incentive stock options will be subject to such additional terms as may be necessary in order to qualify as incentive stock options.

     - Only nonqualified stock options may be granted to nonemployee directors.

     Other Awards. The following briefly describes the general terms of other types of awards that may be granted to employees under the plan:

     - SARs. Stock appreciation rights entitle the participant to receive an amount equal to the excess, if any, of the fair market value of a share on the date of exercise or other specified date over the grant price of the SAR. The grant price, maximum term, methods of exercise and settlement and other terms of SARs will be determined by the Compensation Committee.

     - Stock Award. An award may be in the form of shares of our common stock, including a reward of restricted stock. Restricted stock may not be transferred and may be forfeited in the event of certain circumstances, such as termination of employment prior to the end of a restriction period.

     - Cash Award. An award may be in the form of cash. The terms, conditions and limitations applicable to a cash award are determined by the Compensation Committee.

     - Performance Awards. The plan authorizes the Compensation Committee to grant awards that are paid, vested or deliverable solely on account of one or more pre-established, objective performance goals set by the Compensation Committee. Payment may be made in cash, shares of our common stock or a combination thereof.

     Nonemployee Director Awards. The plan provides for an automatic grant, in connection with this offering, to each nonemployee director of a nonqualified stock option to purchase a number of shares of our common stock equal to $75,000 divided by the initial public offering price, at an exercise price per share equal to the initial public offering price. Furthermore, each nonemployee director will automatically be granted a nonqualified stock option each year following the annual meeting of stockholders on that number of shares of our common stock such that the aggregate fair market value of such shares equals approximately $75,000.

     The options granted to nonemployee directors will have a term of ten years following the date of grant and will have an exercise price equal to the fair market value of our common stock subject to such option on the date of grant. The options will be fully vested upon the completion of one year of service as a nonemployee director and become exercisable in cumulative annual installments of one-third, beginning on the first anniversary of the date of grant. The options become fully exercisable if the nonemployee director terminates his or her status as a member of our Board of Directors.

     Payment of Awards. Payment pursuant to an award may be made in the form of cash or our common stock, or a combination thereof. With the approval of the Compensation Committee, amounts payable in respect of awards may be deferred and paid either in the form of installments or as a lump-sum payment.

     Fair Market Value. For purposes of the plan, unless otherwise determined by the Compensation Committee, fair market value per share as of any given date means the mean of the high and low sales prices of a share of our common stock reported for the securities exchange on which the shares are listed on that date. However, in the case of any award granted in connection with this offering, fair market value means the offering price per share of our common stock set forth on the cover page of this prospectus.

     Non-Transferability. Awards granted under the plan are generally nontransferable, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order (as defined by the Code or Title I of ERISA). In no event may awards or rights under the plan be pledged or encumbered, or subject to claims of a participant's creditors.

     Withholding Taxes. We may withhold from any remuneration otherwise payable to a participant, or require as a condition to delivery of any shares of our common stock pursuant to an award that the participant remit to us, an amount sufficient to satisfy any applicable tax withholding requirements. The Compensation Committee may permit any withholding obligation to be satisfied through the withholding of shares that would otherwise be issued in connection with a grant or award, or delivery of previously acquired shares of our common stock.

     Changes in Common Stock. The Compensation Committee is authorized to adjust the number, kind and price of shares (i) available under the plan, (ii) subject to the annual per-person limitation under the plan, and (iii) subject to outstanding awards in the event that a dividend or other distribution, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the plan.

     Amendments to the Plan and Outstanding Awards. Our Board of Directors may amend, modify, suspend or terminate the plan without the consent of stockholders, except stockholder approval must be obtained if required by law or regulation or under the rules of any stock exchange or automated quotation system on which our common stock is then listed or quoted, and the Board may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Likewise, the Compensation Committee may waive any conditions or rights under, or amend or terminate, any award previously granted and any award agreement. In either case, however, no amendment or termination of the plan or an award may materially impair the rights of a participant under an outstanding award without the consent of such participant.

     Other Plan Provisions. No participant will have any rights of a stockholder with respect to any shares of our common stock covered by an option until such participant has exercised the option, paid the option exercise price and been issued such shares. The grant of an award under the plan shall not be construed as conferring upon any participant a right to remain in our employ or restrict our right to terminate the employee. The plan is unfunded and will be construed in accordance with the laws of the State of Texas.

     Federal Income Tax Consequences. The following is a general description of the federal income tax consequences of awards granted under the plan. It is a summary and does not purport to be complete. In particular, this general description does not discuss the foreign, state and local tax treatment of participation in the plan. The following tax analysis is intended to summarize certain relevant income tax consequences of the plan in effect as of the date of this prospectus. Legislation may be enacted and regulations may be issued in the future which create different tax consequences. In view of the individual nature of tax consequences, participants are urged to consult their own tax advisors regarding the application of the tax laws to their particular situations.

     There are no federal income tax consequences to participants or us upon the grant of an option under the plan. Generally, upon the exercise of an nonqualified stock option, a participant will recognize ordinary compensation income in an amount equal to the excess of the fair market value of our common stock at the time of exercise over the exercise price of the option, and we generally will be entitled to a corresponding federal income tax deduction. Upon the sale of shares acquired by exercise of an option, the participant generally will realize a capital gain or loss, but we are not entitled to any tax deduction in connection with such sale.

     Participants will not be subject to federal income taxation upon the exercise of incentive stock options granted under the plan, and we will not be entitled to a federal income tax deduction by reason of such exercise. However, the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price is a tax adjustment item for purposes of calculating the participant's alternative minimum taxable income. A sale of shares acquired by exercise of an incentive stock option that does not occur within one year after the exercise or within two years after the date of grant generally will result in the recognition of capital gain or loss in the amount of the difference between the amount realized on the sale and the exercise price, and we will not be entitled to any tax deduction in connection with such sale.

     If such sale occurs within one year from the date of exercise of the incentive stock option or within two years from the date of the grant, the participant generally will recognize ordinary compensation income equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise of the options over the exercise price, or (ii) the excess of the amount realized on the sale of the shares over the exercise price. Any amount realized on such a disposition in excess of the amount treated as ordinary compensation income (or any loss realized) will be a capital gain (or loss). Generally, we will be entitled to a tax deduction on such a disposition corresponding to the ordinary compensation income recognized by the participant.

     With respect to awards other than options, the tax consequences are as follows. The tax treatment of stock appreciation rights generally is the same as that of non-qualified stock options. With respect to awards that may be settled either in cash or our common stock or other property that is not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of stock or other property actually received. We will be entitled to a deduction for the same amount. With respect to awards involving our common stock or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares or other property received at the first time the shares or other property become transferable or not subject to a substantial risk of forfeiture, whichever occurs earlier. We will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant. A participant may elect to be taxed at the time of receipt of shares or other property rather than upon lapse of restrictions on transferability or the substantial risk of forfeiture by making an "83(b) election" within 30 days of receipt, but if the participant subsequently forfeits such shares or property he would not be entitled to any tax deduction, including as a capital loss, for the value of the shares or property on which he previously paid tax.

     Hydril Company 1999 Stock Option Plan

     The Hydril Company 1999 Stock Option Plan was adopted in January 1999. Options for the purchase of a total of 702,000 shares of our common stock were granted in 1999 under that plan. Following the closing of this offering, we do not intend to grant any further options under the Hydril Company 1999 Stock Option Plan.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OFFERING BY SELLING STOCKHOLDERS

     We are paying the expenses of the offering by the selling stockholders, other than the underwriting discounts, commissions and transfer taxes with respect to shares of stock sold by the stockholders and the fees and expenses of any attorneys, accountants and other advisors separately retained by them.

REGISTRATION RIGHTS AGREEMENT

     We and each of our stockholders who own more than 5% of our class B common stock prior to this offering are parties to a registration rights agreement
dated as of             , 2000. The registration rights terminate five years and
270 days after the date of this prospectus. See "Principal and Selling Stockholders."

     Demand Registrations. The stockholders party to the registration rights agreement can demand that we file a registration statement after March 31, 2001, for the purpose of selling their common stock in an underwritten offering. No demand registration statement may be declared effective prior to the expiration or waiver of the 270 day lock-up period. We are not required to file more than one demand registration statement in any 12 month period or file more than an aggregate of three demand registration statements prior to the termination of the agreement. We are also not required to file a demand registration statement unless the shares to be registered have a value of at least $50 million.

     Shelf Registrations. Each stockholder party to the registration rights agreement can request the registration of their shares for the nonunderwritten offering and sale on a delayed or continuous basis on two occasions after the expiration of the 270 day lock-up. We are not required to file a shelf registration statement unless the shares to be registered have a value of at least $15 million. We are also not required to effect a shelf registration within 90 days of the effective date of another shelf or demand registration statement filed under the registration rights agreement and are not required to keep a shelf registration statement effective for more than 90 days. The shelf registration rights are not available unless we are eligible to use a Form-3 registration statement.

     Piggyback Registrations. The stockholders party to the registration rights agreement also have piggyback registration rights if we propose to file a registration statement with respect to an underwritten offering of common stock for cash for our own account. This means that, upon the request of these stockholders, we must register their shares under our registration statement.

     General. The registration rights agreement provides that, in the case of demand and piggyback registrations, the number of shares of common stock that must be registered on behalf of stockholders is subject to limitation if the managing underwriter determines that market conditions require such a limitation. In the case of each of the demand and shelf registration provisions, we may delay the filing or effectiveness of the registration statement up to one time in any twelve-month period for 90 days if in the good faith judgment of our board of directors such filing or effectiveness would be detrimental to Hydril and its stockholders. If we have fixed plans to file a registration statement within 90 days of a request for demand or shelf registration, we may delay initiating such demand or shelf registration until 90 days after the effectiveness of our planned registration statement. In the case of shares registered under an effective shelf registration statement, if we determine that the distribution of such shares would interfere with any pending financing, acquisition, corporate reorganization or any other corporate development involving us or our subsidiaries or would require premature disclosure of such transaction, we may require the suspension of sales of such shares under the registration statement for a reasonable period of time not to exceed 60 days. The stockholders party to the registration rights agreement may not demand the registration of more than 50% of their shares under a demand or shelf registration statement prior to the first anniversary of the expiration of the 270 day lock-up.

     The registration rights agreement sets forth customary registration procedures. Under the registration rights agreement, we are required to pay all expenses incident to our performance or compliance with the registration rights agreement, including all registration, listing and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, fees and expenses of our counsel and public accountants, fees and disbursements of one counsel for the selling holders, but excluding underwriting commissions and discounts with respect to shares of common stock sold by stockholders. The registration rights agreement contains customary indemnification and contribution provisions by us for the benefit of the selling stockholders and any underwriters. Each selling stockholder has agreed to indemnify us and any underwriter solely with respect to information provided by the stockholder, with such indemnification being limited to the net proceeds from the offering received by the stockholder.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     Prior to the offering, we had outstanding 19,379,040 shares of class B common stock. The following table presents information regarding the current beneficial ownership of our common stock and as adjusted to reflect the sale of shares in this offering, assuming the underwriters' overallotment option is not exercised:

     - each person or group that we know beneficially owns more than 5% of our common stock;

     - each of our directors;

     - our chief executive officer and each of our four other most highly compensated executive officers;

     - all our executive officers and directors as a group; and

     - each selling stockholder.

     Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. As described in the notes to the table, voting and/or investment power with respect to shares of our common stock held by various trusts is shared by some of the named stockholders. Accordingly, those shares are shown as beneficially owned by more than one person.

     After this offering, 67% of the class B common stock, representing 63% of our total voting power, will be beneficially owned by The Seaver Institute, members of the Seaver family and trusts whose trustees include members of the Seaver family. As a result, holders of our common stock will have limited ability to affect the outcome of voting for corporate matters, such as election of directors, mergers, amendments to our charter and bylaws and approval of benefit plans for management.

     Except for the column showing the shares offered, the number of shares referenced below are shares of class B common stock. The columns showing the percent of outstanding shares beneficially owned after the offering and percent of voting power after the offering are based on the total outstanding shares of both common stock and class B common stock.

                                                                                                           VOTING
                                                SHARES BENEFICIALLY                 SHARES BENEFICIALLY    POWER
                                                  OWNED BEFORE THE                    OWNED AFTER THE      AFTER
                                                      OFFERING                           OFFERING         OFFERING
                                                --------------------     SHARES     -------------------   --------
NAME OF BENEFICIAL OWNER                          NUMBER        %      OFFERED(1)     NUMBER       %         %
------------------------                        -----------   ------   ----------   ----------   ------   --------
5% STOCKHOLDERS:
  The Seaver Institute(2).....................   5,613,408     29.0    1,684,022    3,929,386     18.1      26.3
  Pepperdine University(3)....................   3,935,184     20.3    1,180,555    2,754,629     12.7      18.4
  Trust under Paragraph V of the Will of Frank
     R. Seaver, Deceased(4)...................   2,250,000     11.6      675,000    1,575,000      7.3      10.5
  Blanche Ebert Seaver Perpetual Trust(5).....   2,238,816     11.6      671,645    1,567,171      7.2      10.4
  Pomona College(6)...........................   1,328,352      6.9      398,506      929,846      4.3       6.2
  Richard C. Seaver(7)........................   6,626,316     34.2    1,400,645    5,225,671     24.1      34.9
  R. Carlton Seaver, Jr.(8)...................   2,272,500     11.7      675,000    1,597,500      7.4      10.7
  Bank of America, N.A.(9)....................   2,430,000     12.5      729,000    1,701,000      7.8      11.4
  Myron E. Harpole(10)........................   3,282,816     16.9      978,545    2,304,271     10.6      15.4
  Northern Trust of California(11)............   2,238,816     11.6      671,645    1,567,171      7.2      10.4

                                                                                                           VOTING
                                                SHARES BENEFICIALLY                 SHARES BENEFICIALLY    POWER
                                                  OWNED BEFORE THE                    OWNED AFTER THE      AFTER
                                                      OFFERING                           OFFERING         OFFERING
                                                --------------------     SHARES     -------------------   --------
NAME OF BENEFICIAL OWNER                          NUMBER        %      OFFERED(1)     NUMBER       %         %
------------------------                        -----------   ------   ----------   ----------   ------   --------
OTHER DIRECTORS AND EXECUTIVE OFFICERS(12):
  Richard A. Archer...........................      24,000      *         --           24,000      *        *
  Jerry S. Cox................................      --         --         --           --         --        --
  Gordon B. Crary, Jr. .......................      18,000      *         --           18,000      *        *
  Christopher T. Seaver.......................      32,100      *         --           32,100      *        *
  Patrick T. Seaver...........................      40,500      *         --           40,500      *        *
  T. Don Stacy................................      --         --         --           --         --        --
  Lew O. Ward.................................      --         --         --           --         --        --
  Steven P. Magee.............................      --         --         --           --         --        --
  Neil G. Russell.............................      --         --         --           --         --        --
  Charles E. Jones............................      --         --         --           --         --        --
  Michael C. Kearney..........................      --         --         --           --         --        --
  All directors and executive officers as a
     group (12 persons)(13)...................   2,072,100     10.7       --        2,072,100      9.5      13.9

OTHER SELLING STOCKHOLDERS:
  Earl E. Spencer Trust.......................     180,000      *         54,000      126,000      *        *
  First Congregational Church of Los
     Angeles..................................     150,000      *         45,000      105,000      *        *
  William S. Banowsky.........................     108,000      *         32,400       75,600      *        *
  Masonic Homes of California.................      45,000      *         45,000       --         --        --
  Charles B. Runnels..........................      36,000      *         10,800       25,200      *        *
  Harvard-Westlake School.....................      24,000      *         24,000       --         --        --
  Hospital of the Good Samaritan..............      20,340      *         20,340       --         --        --
  The Bishop of the Protestant Episcopal
     Church in Los Angeles....................      15,000      *         15,000       --         --        --
  Los Angeles County Museum of Natural History
     Foundation...............................      12,000      *         12,000       --         --        --
  Ann M. Drake................................      12,000      *         12,000       --         --        --
  Robert A. Drake.............................      12,000      *         12,000       --         --        --
  George M. Hill..............................      12,000      *          3,600        8,400      *        *
  William H. Satchell Trust...................      12,000      *         12,000       --         --        --
  St. Nicholas Episcopal Church...............       9,000      *          9,000       --         --        --
  Lois C. Kite................................       5,700      *          5,700       --         --        --
  Hugh L. Elkins..............................         600      *            600       --         --        --

---------------

(1) All shares of common stock offered will be converted into common stock from shares of class B common stock immediately prior to this offering.

(2) A non-profit corporation created in 1955 by Frank R. Seaver and Blanche E. Seaver for such scientific, educational, charitable and religious purposes as its board of directors shall from time to time determine. The business address is 555 South Flower Street, Suite 4580, Los Angeles, CA 90071. The shares beneficially owned before the offering include 4,485,600 shares (23.1% of the shares outstanding) held by The Seaver Institute as trustee of a trust created under Paragraph VIII of the Will of Frank R. Seaver, Deceased, the beneficiaries of which are various educational and religious institutions. The Board of Directors of The Seaver Institute is currently comprised of 12 individuals, including Richard C. Seaver, Chairman of the Board of Hydril; Christopher T. Seaver, President and Chief Executive Officer of Hydril; and Richard A. Archer, a director of Hydril. Action by or on behalf of The Seaver Institute is taken by a vote of a majority of its directors.

(3)  The business address is 2455 Pacific Coast Highway, Malibu, CA 90263. Jerry
     S. Cox, a director of the Company, is one of 39 members of the Board of Regents of Pepperdine University. Richard C.

     Seaver, Chairman of the Board of Hydril, and Lew O. Ward, a director of Hydril, serve on a 70-member advisory University Board of Pepperdine University.

(4) The business address is c/o Bank of America, 2049 Century Park East, Suite 200, Los Angeles, CA 90067. The beneficiaries as to principal are the educational and religious institutions that are the beneficiaries of the trust created under Paragraph VIII of the Will of Frank R. Seaver described in footnote (2). The income beneficiaries are individuals who are relatives of Frank R. Seaver. Richard C. Seaver, Chairman of the Board of Hydril, is one of three trustees. See footnotes (7), (8) and (9).

(5) The business address is c/o Northern Trust of California, 355 South Grand Avenue, Suite 2500, Los Angeles, CA 90071. The sole beneficiary is the endowment for the Frank R. Seaver College of Pepperdine University. Richard
     C. Seaver, Chairman of the Board of Hydril, is one of three trustees.

(6) The business address is Alexander Hall, 550 North College Avenue, Claremont, CA 91711.

(7) Chairman of the Board of Hydril. Mr. Seaver's business address is 555 South Flower Street, Suite 4580, Los Angeles, CA 90071. Except for 1,957,500 shares with respect to which Mr. Seaver exercises sole voting and investment power (none of which are being offered hereby), the shares shown in the table are owned beneficially and of record by the Trust under Paragraph V of the Will of Frank R. Seaver (see footnote (4)), the Blanche Ebert Seaver Perpetual Trust (see footnote (5)) and the Earl E. Spencer Trust (see Other Selling Stockholders), as to each of which trusts Mr. Seaver disclaims beneficial ownership.

(8) The business address is 444 South Flower Street, Los Angeles, CA 90071. Except for 22,500 shares with respect to which Mr. Seaver exercises sole voting and investment power (none of which are being offered hereby), the shares shown in the table are owned beneficially and of record by the Trust under Paragraph V of the Will of Frank R. Seaver, as to which Mr. Seaver disclaims beneficial ownership. See footnote (4). He is one of three trustees of that trust. R. Carlton Seaver, Jr. is the son of Richard C. Seaver, Chairman of the Board of Hydril, and the brother of Christopher T. Seaver, President and Chief Executive Officer of Hydril.

(9) The business address is as stated in footnote (4). Bank of America, N.A. is one of three trustees of the Trust under Paragraph V of the Will of Frank
     R. Seaver (see footnote (4)) and of the Earl E. Spencer Trust (see Other Selling Stockholders) and disclaims beneficial ownership of the shares shown in the table.

(10) The business address is 140 South Lake Avenue, Suite 274, Pasadena CA 91101. Except for 21,000 shares (none of which are being offered hereby), the shares shown in the table are owned beneficially and of record by The Blanche Ebert Seaver Perpetual Trust (of which Mr. Harpole is one of three trustees) (see footnote (5)), the Earl E. Spencer Trust (of which Mr. Harpole is one of three trustees) (see Other Selling Stockholders) and four charitable trusts (of which Mr. Harpole is the sole trustee). Mr. Harpole disclaims beneficial ownership of all of the shares owned by these trusts. He is one of 12 directors of The Seaver Institute. See footnote (2).

(11) The business address is as stated in footnote (5). Northern Trust of California is one of three trustees of The Blanche Ebert Seaver Perpetual Trust and disclaims beneficial ownership of the shares shown in the table.

(12) Share ownership of directors and officers does not include shares issuable upon exercise of options to purchase common stock as there are no such options outstanding that are currently exercisable or that will become exercisable within 60 days.

(13) Includes shares owned by Richard C. Seaver, Chairman of the Board of Hydril, with respect to which he exercises sole voting and investment power, but does not include shares owned beneficially and of record by three trusts as to which he disclaims beneficial ownership. See footnote
     (7).

 *  Less than 1%.

     All stockholders who hold more than 5% of the outstanding shares of class B common stock prior to this offering have agreed that they will not, directly or indirectly, sell any of our shares of stock for a period of 270 days from the date of this prospectus without the prior written consent of Salomon Smith Barney. In addition, we will enter into a Registration Rights Agreement upon the consummation of this offering whereby we will agree to register under the Securities Act shares of our common stock held of record by each stockholder that holds 5% or more of our outstanding class B common stock prior to this offering to facilitate the sales of common stock of these stockholders. See "Certain Relationships and Related Party Transactions -- Registration Rights Agreement." In connection with this offering, stockholders who currently hold more than 0.5% but less than 5% of the outstanding shares prior to this offering, as well as our directors and executive officers and relatives of Frank
R. Seaver, have agreed that they will not, directly or indirectly, sell any of our shares of stock for a period 180 days from the date of this prospectus without the prior written consent of Salomon Smith Barney.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock, preferred stock, restated certificate of incorporation and restated bylaws as will be in effect upon the closing of this offering are summaries thereof and are qualified by reference to our restated certificate of incorporation and our restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to the closing of this offering in accordance with the terms of our restated certificate of incorporation.

     Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.50 per share, 32,000,000 shares of class B common stock, par value $0.50 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. The number of authorized shares of any class or series of our capital stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of at least a majority of the then outstanding voting stock, voting as a single class. On completion of the offering, we will have outstanding 7,500,000 shares of common stock, 14,202,972 shares of class B common stock and no shares of preferred stock. No separate class vote is required. If the over-allotment option is exercised in full, we will have outstanding 8,600,000 shares of common stock and 13,451,708 shares of class B common stock.

     Unless otherwise indicated in this prospectus, all amounts are adjusted for
a stock dividend that occurred on             , 2000 consisting of a dividend of
five shares of class B common stock paid with respect to each outstanding share of class B common stock.

     Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list the common stock on
                      , we cannot assure you that a market for our common stock will develop or, if one develops, that it will be sustained.

COMMON STOCK

     Upon completion of this offering, only those stockholders who held our shares prior to this offering and continue to hold those shares will hold class B common stock. All of the issued and outstanding shares of class B common stock and the shares of common stock to be issued in this offering are or will be fully paid and nonassessable. Except as described below, shares of common stock and class B common stock will generally have identical rights.

     In addition, under our restated certificate of incorporation, holders of common stock and class B common stock will have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

     Voting Rights. The holders of common stock and class B common stock are entitled to notice of and to attend all meetings of our stockholders and to vote at all meetings together as a single class, except on matters where the holders of a class are entitled to vote separately under law or pursuant to our restated certificate of incorporation. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. The holders of class B common stock are entitled to 10 votes per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election.

     Liquidation Preferences. If Hydril is liquidated, dissolved or wound up, the holders of common stock and class B common stock will be entitled to receive distributions only after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock. If Hydril is liquidated, dissolved or wound up, Hydril's assets legally available after satisfaction of all of our liabilities and the prior rights of our preferred stock will be distributed to the holders of common stock and class B common stock pro rata on a per share basis.

     Conversion Rights/Mandatory Conversion. Holders of common stock will have no conversion rights. Holders of class B common stock may convert each share into one share of common stock at any time. In addition, shares of class B common stock will automatically convert into shares of common stock:

     - if class B common stock is transferred to any person or entity other than a holder of class B common stock or a person or entity related to current holders of class B common stock.

     - if at any time the number of outstanding shares of class B common stock represents less than ten percent of the total number of outstanding shares of common stock and class B common stock combined.

     Dividends. The common stock and class B common stock are entitled to share equally on a per share basis in any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock. Dividends consisting of shares of common stock and class B common stock may be paid only as follows:

     - shares of common stock may be paid only to holders of common stock and shares of class B common stock may be paid only to holders of class B common stock; and

     - the number of shares of class B common stock paid as a dividend on each outstanding share of common stock must be equal to the number of shares of common stock paid as a dividend on each share of common stock.

     Modification, Subdivision and Consolidation. Any change to the provisions in our restated certificate of incorporation adversely affecting the common stock or the class B common stock requires the separate affirmative vote of the class affected by such change, voting as a separate class. We may not subdivide or consolidate the shares of common stock or the shares of class B common stock without at the same time proportionately subdividing or consolidating the shares of the other class.

PREFERRED STOCK

     General. Our board has authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including:

     - dividend rights;

     - conversion rights;

     - voting powers;

     - redemption rights; and

     - liquidation preferences.

     The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock. It could also affect the likelihood that holders of common stock will receive dividend payments and payments upon liquidation. We have no present plans to issue any preferred stock.

     One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board to make more difficult or to discourage an attempt to obtain control of our company. Use of the common or preferred stock for this purpose might also protect incumbent management. If, in the exercise of its fiduciary obligations, our board were to determine that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

     - diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

     - creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; and

     - effecting an acquisition that might complicate or preclude the takeover.

     In this regard, our charter grants our board broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock which entitle holders:

     - to vote separately as a class on any proposed merger or consolidation;

     - to cast a proportionately larger vote together with the common stock on any transaction or for all purposes;

     - to elect directors having terms of office or voting rights greater than those of other directors;

     - to convert preferred stock into a greater number of shares of common stock or other securities;

     - to demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

     - to exercise other rights designed to impede a takeover.

CHARTER AND BYLAW PROVISIONS

     These provisions may be amended only by the affirmative vote of holders of
at least           .

     Stockholder Action by Written Consent. Our charter provides that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders. Thus, this provision prohibits stockholders from taking any action by written consent.

     Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of 66 2/3% of the voting power of our capital stock present at the meeting or by unanimous written consent.

     Special Meetings of Stockholders. Our charter precludes the ability of our stockholders to call special meetings of stockholders.

     Supermajority Vote Required for Some Transactions with Related Parties. Our charter also contains a "fair price" provision that applies to business combination transactions with any person or group that beneficially owns at least 10% of the aggregate voting power of our capital stock. To approve some types of transactions between us and a related person, the "fair price" provision requires the affirmative vote of the holders of

     - at least 80% of the voting power, and

     - at least 66 2/3% of the voting power not beneficially owned by the related person.

These votes apply to these transactions:

     - a merger, consolidation or share exchange,

     - a sale, lease, exchange, pledge or other disposition of assets having a fair market value of at least $10 million,

     - a transfer or issuance of securities,

     - an adoption of a plan or proposal of voluntary liquidation or dissolution,

     - reclassifications of securities or recapitalizations, and

     - some other types of transactions involving the related person.

The voting requirement will not apply to any transaction approved by our continuing directors or any transaction in which the consideration to be received by the holders of each class of our capital stock is

     - the same in form and amount as that paid in a tender offer in which the related person acquired at least 50% of the outstanding shares of that class and consummated not more than one year earlier or

     - not less in amount than the highest per share price paid by the related person for shares of such class.

This provision could have the effect of delaying or preventing a change in control in a transaction or series of transactions that did not satisfy the "fair price" criteria.

     Other Limitations on Stockholder Actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, our stockholders may not remove directors without cause.

     Classified Board. Only one of three classes of directors is elected each year. See "Management -- Classified Board."

DELAWARE ANTITAKEOVER LAW

     We are subject to Section 203 of the Delaware General Corporation Law. That section prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. An interested stockholder is any person, other than the corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. Section 203 may tend to deter any potential unfriendly offers or other efforts to obtain control of our company that are not approved by our board. This may deprive the stockholders of opportunities to sell shares of our common stock at prices higher than the prevailing market price.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services is the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After this offering, we will have 7,500,000 outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option. Up to additional shares of our common stock may be issued upon the exercise of outstanding options to acquire our common stock at an average weighted
exercise price of $     . All of the shares of common stock sold in this
offering will be freely tradable immediately after this offering. Holders of our currently outstanding class B common stock may convert their class B common stock into common stock and sell their shares after this offering subject to the expiration of lock-up periods. 12,755,532 shares of our outstanding class B common stock, or 59% of our common stock and class B common stock combined, may be converted into common stock and will become available for sale following the expiration of lock-up agreements that prohibit the sale of these shares for 270 days after the date of this prospectus. 1,298,700 shares of our outstanding class B common stock, or 6% of our common stock and class B common stock combined, may be converted into common stock and will become available for sale, following the expiration of lock-up agreements that prohibit the sale of these shares for 180 days after the date of this prospectus. The remaining 148,740 shares of our outstanding class B common stock, or 1% of our common stock and class B common stock combined, may be converted into common stock and will become available for sale immediately after this offering.

     Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

     In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of common stock are aggregated), including persons who may be deemed "affiliates" of us, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of
(i) 1% of the then-outstanding shares of common stock (i.e., 75,000 shares immediately after consummation of the offering, assuming no exercise of the underwriters' over-allotment option) and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under rule 144 are also subject to certain provisions as to the manner of sale, notice requirements and the availability of current public information about us.

     Upon the consummation of the offering, none of the shares of our class B common stock outstanding will be restricted securities as that term is defined by Rule 144, and, subject to the conditions thereof, including volume limitations, will become eligible for sale following expiration of the applicable lock-up, if any. We will enter into a registration rights agreement upon the consummation of the offering whereby we will agree to register under the Securities Act shares of common stock held by each of our stockholders that own more than 5% of our class B common stock prior to this offering.

     We intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock reserved or to be available for issuance pursuant to the Hydril Company 2000 Incentive Plan. Shares of common stock issued pursuant to such plan generally will be available for sale in the open market by holders who are not affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates.

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this prospectus, the term "non-U.S. holder" is a person other than:

     - a citizen or individual resident of the U.S. for U.S. federal income tax purposes,

     - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the U.S.,

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or

     - a trust, in general, if it is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

     This discussion does not consider:

     - U.S. state and local or non-U.S. tax consequences,

     - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a non-U.S. partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level,

     - the tax consequences for the shareholders or beneficiaries of a non-U.S. holder,

     - special tax rules that may apply to certain non-U.S. holders, including, without limitation, banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting or

     - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle", "hedge", or "conversion transaction".

     The following is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. ACCORDINGLY, EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     In the event that dividends are paid on shares of common stock, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. or, if an income tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a "fixed base", in the U.S., as provided in that treaty ("U.S. trade or business income"), are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

     Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000:

     - a non-U.S. holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

     - in the case of common stock held by a non-U.S. partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number and

     - look-through rules will apply for tiered partnerships.

     A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     - the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate non-U.S. holder,

     - the non-U.S. holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the U.S. for more than 182 days in the taxable year of the disposition and meets certain other requirements,

     - the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain U.S. expatriates or

     - we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that Hydril Company has not been and is not currently, and we do not anticipate it becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax relating to stock in a "U.S. real property holding corporation" will not apply to a non-U.S. holder whose holdings, actually and constructively, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under certain circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a non-U.S. holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person". In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person", information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     - a "controlled foreign corporation" for U.S. federal income tax purposes,

     - a foreign person 50% or more of whose gross income for certain periods is derived from the conduct of a U.S. trade or business or

     - effective after 2000, a non-U.S. partnership if, at any time during its taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business.

     Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                             NUMBER
                          NAME                              OF SHARES
                          ----                              ---------
Salomon Smith Barney Inc.................................
Credit Suisse First Boston Corporation...................
Dain Rauscher Incorporated...............................
Simmons & Company International..........................
                                                            --------
          Total..........................................   7,500,000
                                                            ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject of approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, Dain Rauscher Incorporated and Simmons & Company International are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public
offering price less a concession not in excess of $     per share. The
underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We and the selling stockholders who are not selling all of their stock in this offering have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,100,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     At our request, the underwriters will reserve up to     shares of our
common stock to be sold, at the initial price offering price, to our directors, officers and employees, as well as individuals associated or affiliated with our directors, officers and employees. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase any reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.

     We and our stockholders who own more than 5% of the outstanding shares of our class B common stock prior to this offering have agreed that, for a period of 270 days from the date of this prospectus, and our directors, executive officers, relatives of Frank R. Seaver and our stockholders who currently own between 0.5% and 5% of the outstanding shares of our class B common stock have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Our stockholders who are subject to the 270-day lock-up agreements can demand that we file with the SEC a registration statement for their stock at any time after March 31, 2001, but such registration statement cannot be declared effective prior to the expiration or waiver of the 270-day lock-up period. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders, and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwrites or that an active trading market in the common stock will develop and continue after this offering.

     We intend to apply to have our common stock listed on the
          under the symbol      .

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                        PAID BY US            PAID BY SELLING STOCKHOLDERS
                                                ---------------------------   -----------------------------
                                                NO EXERCISE   FULL EXERCISE   NO EXERCISE    FULL EXERCISE
                                                -----------   -------------   ------------   --------------
            Per share.........................
            Total.............................

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the or in the over-the-counter market, or otherwise and, if commenced, may be discounted at any time.

     We estimate that our total expenses for this offering will be $     .

     Dain Rauscher Incorporated and Simmons & Company International have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters relating to the issuance of the shares of common stock offered by Hydril will be passed on for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters relating to the sale of shares by the selling stockholders will be passed on by O'Melveny & Myers, Los Angeles, California. Certain legal matters relating to the common stock offered by this prospectus will be passed on by Cravath, Swaine & Moore, New York, New York, as counsel for the underwriters.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we have filed with the SEC relating to our common stock. As permitted by SEC rules, this prospectus does not contain all information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. You can read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

     Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the SEC's Public Reference Room or through its Internet site. We intend to furnish our stockholders with annual reports that will include a description of our operations and audited consolidated financial statements certified by an independent public accounting firm.

                                 HYDRIL COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
INDEPENDENT AUDITORS' REPORT................................  F-2
FINANCIAL STATEMENTS:
  Consolidated Balance Sheets -- December 31, 1998 and 1999
     and March 31, 2000 (Unaudited).........................  F-3
  Consolidated Statements of Operations -- Years Ended
     December 31, 1997, 1998 and 1999 and Three Month
     Periods Ended March 31, 1999 and 2000 (Unaudited)......  F-4
  Consolidated Statements of Changes in Stockholders'
     Equity -- Years Ended December 31, 1997, 1998 and 1999
     and Three Month Period Ended March 31, 2000
     (Unaudited)............................................  F-5
  Consolidated Statements of Cash Flows -- Years Ended
     December 31, 1997, 1998 and 1999 and Three Month
     Periods Ended March 31, 1999 and 2000 (Unaudited)......  F-6
  Notes to Consolidated Financial Statements................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Hydril Company:

We have audited the accompanying consolidated balance sheets of Hydril Company and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Houston, Texas
April 12, 2000 (June 8, 2000 as to Note 4 and July   , 2000 as to Notes 8, 11
and 13)

The accompanying consolidated financial statements reflect the increase in authorized shares of common stock and preferred stock and the creation of Class B common stock, the conversion of the outstanding common stock into Class B common stock, and the five for one stock dividend of Class B common stock to be effected and accounted for as a stock split, all of which will be completed before consummation of the offering. The above opinion is in the form which will be signed by Deloitte & Touche LLP after the increase in authorized shares and creation of the Class B common stock, and conversion of the outstanding common stock into Class B common stock and upon consummation of such stock dividend, all of which is described in Note 8 of the Notes to Consolidated Financial Statements, and assuming that from April 12, 2000 to the date of such conversion and stock dividend accounted for as a stock split, no other items shall have occurred that would affect the accompanying consolidated financial statements and notes thereto.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
June 8, 2000

                                 HYDRIL COMPANY

                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                  DECEMBER 31,
                                                              ---------------------    MARCH 31,
                                                                1998        1999         2000
                                                              ---------   ---------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $  21,837   $  26,275    $  24,913
  Marketable securities.....................................     13,139          --           --
  Receivables:
    Trade, less allowance for doubtful accounts: 1998,
     $4,144; 1999, $3,710; 2000, $3,704.....................     44,800      31,387       31,843
    Contract costs and estimated earnings in excess of
     billings...............................................     26,782       8,116        9,981
    Other...................................................      1,276       1,507        1,765
                                                              ---------   ---------    ---------
        Total receivables...................................     72,858      41,010       43,589
                                                              ---------   ---------    ---------
  Inventories:
    Finished goods..........................................     34,247      24,669       21,979
    Work-in-process.........................................     15,023      14,078       14,702
    Raw materials...........................................      8,672       6,664        6,006
                                                              ---------   ---------    ---------
        Total inventories...................................     57,942      45,411       42,687
                                                              ---------   ---------    ---------
  Deferred tax asset........................................      9,318      10,342       10,342
  Other current assets......................................      3,145       2,652        2,293
                                                              ---------   ---------    ---------
        Total current assets................................    178,239     125,690      123,824
                                                              ---------   ---------    ---------
PROPERTY:
  Land and improvements.....................................     16,917      17,732       17,732
  Buildings and improvements................................     34,110      38,288       38,635
  Machinery and equipment...................................    123,765     127,535      129,218
  Construction-in-progress..................................      7,921       1,358        1,005
                                                              ---------   ---------    ---------
        Total...............................................    182,713     184,913      186,590
  Less accumulated depreciation and amortization............   (108,852)   (110,334)    (112,324)
                                                              ---------   ---------    ---------
        Property, net.......................................     73,861      74,579       74,266
                                                              ---------   ---------    ---------
OTHER LONG-TERM ASSETS:
  Deferred tax asset........................................        700       7,318        7,706
  Other assets..............................................      6,276       4,221        4,222
                                                              ---------   ---------    ---------
        TOTAL...............................................  $ 259,076   $ 211,808    $ 210,018
                                                              =========   =========    =========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................  $  29,382   $  14,324    $  13,703
  Billings in excess of contract costs and estimated
    earnings................................................     11,078       7,306        3,960
  Accrued liabilities.......................................     28,758      20,769       20,034
  Short-term borrowings.....................................      8,336          --           --
  Current portion of long-term debt.........................        895         498          507
  Current portion of capital leases.........................        177         255          257
  Income taxes payable......................................      2,386       1,160          573
                                                              ---------   ---------    ---------
        Total current liabilities...........................     81,012      44,312       39,034
                                                              ---------   ---------    ---------
LONG-TERM LIABILITIES:
  Long-term debt, excluding current portion.................     75,815      72,721       73,888
  Capital lease obligations.................................        429         318          253
  Other.....................................................     18,137      18,011       18,540
                                                              ---------   ---------    ---------
        Total long-term liabilities.........................     94,381      91,050       92,681
                                                              ---------   ---------    ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Capital stock:
    Preferred stock -- authorized, 10,000,000 shares of $1
     par value; none issued or outstanding
    Common stock -- authorized 75,000,000 shares of $.50 par
     value; no shares issued or outstanding at December 31,
     1998 and 1999 and March 31, 2000
    Class B common stock -- authorized, 32,000,000 shares of
     $.50 par value; 19,379,040 shares issued and
     outstanding at December 31, 1998, 1999 and March 31,
     2000...................................................      9,690       9,690        9,690
  Retained earnings.........................................     73,993      66,756       68,613
                                                              ---------   ---------    ---------
        Total stockholders' equity..........................     83,683      76,446       78,303
                                                              ---------   ---------    ---------
        TOTAL...............................................  $ 259,076   $ 211,808    $ 210,018
                                                              =========   =========    =========

                See notes to consolidated financial statements.

                                 HYDRIL COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                         THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                                            ------------------------------------   -------------------------
                                               1997         1998         1999         1999          2000
                                            ----------   ----------   ----------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
REVENUES..................................  $  218,107   $  239,212   $  159,425   $   39,482    $   44,759
COST OF SALES.............................     189,297      206,808      134,866       30,431        32,804
                                            ----------   ----------   ----------   ----------    ----------
GROSS PROFIT..............................      28,810       32,404       24,559        9,051        11,955
                                            ----------   ----------   ----------   ----------    ----------
SELLING, GENERAL & ADMINISTRATION EXPENSES
  Engineering.............................       5,205        6,179        7,059        2,216         1,586
  Sales and marketing.....................      16,268       18,443       14,282        3,613         3,423
  General and administration..............      10,827       15,998       12,307        3,116         3,026
                                            ----------   ----------   ----------   ----------    ----------
         Total............................      32,300       40,620       33,648        8,945         8,035
                                            ----------   ----------   ----------   ----------    ----------
GAIN ON EXCHANGE OF MANUFACTURING
  FACILITY................................       4,520           --           --           --            --
                                            ----------   ----------   ----------   ----------    ----------
OPERATING INCOME (LOSS)...................       1,030       (8,216)      (9,089)         106         3,920
INTEREST EXPENSE..........................      (1,720)      (4,347)      (5,528)      (1,396)       (1,364)
OTHER INCOME (EXPENSE):
  Interest income.........................         857          855        1,314          261           312
  Rental income...........................       1,519        1,269          393          210            60
  Curtailment of post retirement medical
    benefit plan..........................          --           --        2,225           --            --
  Equity in undistributed earnings of 50%
    owned affiliate.......................       1,084           --           --           --            --
  Gain on sale of investment in XLS
    Holding...............................      18,521           --           --           --            --
  Gain (loss) on marketable securities....          75       (8,882)         253          253            --
  Other...................................      (2,545)      (2,649)        (534)         546          (114)
                                            ----------   ----------   ----------   ----------    ----------
         Total............................      19,511       (9,407)       3,651        1,270           258
                                            ----------   ----------   ----------   ----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES.........      18,821      (21,970)     (10,966)         (20)        2,814
PROVISION (BENEFIT) FOR INCOME TAXES......       6,501       (7,470)      (3,729)          (7)          957
                                            ----------   ----------   ----------   ----------    ----------
NET INCOME (LOSS).........................  $   12,320   $  (14,500)  $   (7,237)  $      (13)   $    1,857
                                            ==========   ==========   ==========   ==========    ==========
INCOME (LOSS) PER SHARE -- BASIC AND
  DILUTED.................................  $     0.64   $    (0.75)  $    (0.37)  $    (0.00)   $     0.10
WEIGHTED AVERAGE SHARES OUTSTANDING.......  19,385,040   19,384,248   19,379,040   19,379,040    19,379,040

                See notes to consolidated financial statements.

                                 HYDRIL COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
             AND THE THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                               ACCUMULATED
                                                                                  OTHER
                                            SHARES OF              RETAINED   COMPREHENSIVE
                                           COMMON STOCK   COMMON   EARNINGS      INCOME        TOTAL
                                           ------------   ------   --------   -------------   --------
BALANCE, JANUARY 1, 1997.................   19,385,040    $9,690   $ 80,082       $  --       $ 89,772
COMPREHENSIVE INCOME:
  Net Income.............................           --       --      12,320          --         12,320
  Unrealized gain on marketable
     securities..........................           --       --                     557            557
                                            ----------    ------   --------       -----       --------
          Total Comprehensive Income.....           --       --      12,320         557         12,877
                                            ----------    ------   --------       -----       --------
Dividends paid ($.10 per share)..........           --       --      (1,939)         --         (1,939)
                                            ----------    ------   --------       -----       --------
BALANCE, DECEMBER 31, 1997...............   19,385,040    $9,690   $ 90,463       $ 557       $100,710
                                            ==========    ======   ========       =====       ========
COMPREHENSIVE LOSS:
  Net Loss...............................           --       --     (14,500)         --        (14,500)
  Other comprehensive income, net of tax;
     Reclassification adjustment,
     realized gain included in net loss,
     net of tax..........................           --       --          --        (557)          (557)
                                            ----------    ------   --------       -----       --------
          Total Comprehensive Loss.......                    --     (14,500)       (557)       (15,057)
                                            ----------    ------   --------       -----       --------
Stock repurchase.........................       (6,000)      --         (31)         --            (31)
Dividends paid ($.10 per share)..........                            (1,939)                    (1,939)
                                            ----------    ------   --------       -----       --------
BALANCE, DECEMBER 31, 1998...............   19,379,040    $9,690   $ 73,993       $  --       $ 83,683
                                            ==========    ======   ========       =====       ========
COMPREHENSIVE LOSS:
  Net Loss...............................           --       --      (7,237)         --         (7,237)
                                            ----------    ------   --------       -----       --------
          Total Comprehensive Loss.......           --       --      (7,237)         --         (7,237)
                                            ----------    ------   --------       -----       --------
BALANCE, DECEMBER 31, 1999...............   19,379,040    $9,690   $ 66,756       $  --       $ 76,446
                                            ==========    ======   ========       =====       ========
COMPREHENSIVE INCOME:
  Net Income.............................           --       --       1,857          --          1,857
                                            ----------    ------   --------       -----       --------
          Total Comprehensive Income.....           --       --       1,857          --          1,857
                                            ----------    ------   --------       -----       --------
BALANCE, MARCH 31, 2000 (UNAUDITED)......   19,379,040    $9,690   $ 68,613       $  --       $ 78,303
                                            ==========    ======   ========       =====       ========

                See notes to consolidated financial statements.

                                 HYDRIL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      YEAR ENDED                THREE MONTHS ENDED
                                                                     DECEMBER 31,                    MARCH 31,
                                                            ------------------------------   -------------------------
                                                              1997       1998       1999        1999          2000
                                                            --------   --------   --------   -----------   -----------
                                                                                             (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................  $ 12,320   $(14,500)  $ (7,237)    $   (13)      $ 1,857
                                                            --------   --------   --------     -------       -------
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation..........................................     5,259      6,324      7,851       1,635         2,083
    Deferred income taxes.................................     2,500    (13,251)    (7,643)       (881)         (144)
    Provision for doubtful accounts.......................       261      3,019       (317)       (300)           25
    Equity in earnings of 50% owned affiliate.............    (1,084)        --         --          --            --
    (Gain) loss on XLS/marketable securities..............   (18,596)     8,882       (253)       (253)           --
    (Gain) on exchange of Singapore facility..............    (4,520)        --         --          --            --
    (Gain) on sale of real estate holdings not used in
      operations..........................................        --         --       (708)       (708)           --
    Change in operating assets and liabilities:
      Receivables.........................................   (16,501)    (3,869)    13,499       8,528          (739)
      Contract costs and estimated earnings in excess of
        billings..........................................    (9,077)    (3,719)    18,666      15,887        (1,865)
      Inventories.........................................   (15,410)    (9,672)    12,531      (1,803)        2,724
      Other current and noncurrent assets.................    (1,819)    (4,234)     1,766         164          (458)
      Accounts payable....................................     6,667        246    (15,058)     (6,914)         (621)
      Billings in excess of contract costs and estimated
        earnings..........................................      (641)     6,523     (3,772)     (5,014)       (3,346)
      Accrued liabilities.................................    11,159      3,179     (7,989)     (5,435)         (735)
      Income taxes payable................................     1,005        955     (1,226)     (1,058)         (587)
      Other long-term liabilities.........................       366      2,602         74         (31)          529
                                                            --------   --------   --------     -------       -------
        Net cash provided by (used in) operating
          activities......................................   (28,111)   (17,515)    10,184       3,804        (1,277)
                                                            --------   --------   --------     -------       -------
NET CASH FROM INVESTING ACTIVITIES:
  Proceeds from sale of real estate holdings not used in
    operations............................................        --         --      1,996       1,996            --
  Net change in short-term investments....................     9,057         --         --          --            --
  Proceeds from sale of marketable securities.............     3,094         --     13,108      13,108            --
  Proceeds from exercise of put option....................        --        981         --          --            --
  Capital expenditures....................................   (22,249)   (15,767)    (8,790)     (3,821)       (1,198)
                                                            --------   --------   --------     -------       -------
        Net cash provided by (used in) investing
          activities......................................   (10,098)   (14,786)     6,314      11,283        (1,198)
                                                            --------   --------   --------     -------       -------
NET CASH FROM FINANCING ACTIVITIES:
  Proceeds from borrowings................................    49,436     61,836         --          --         1,297
  Repayment of debt.......................................        --    (31,976)   (11,827)     (8,752)         (121)
  Repayment of capital leases.............................       (54)      (167)      (233)       (176)          (63)
  Payment of dividends....................................    (1,939)    (1,939)        --          --            --
  Repurchase common stock.................................        --        (31)        --          --            --
                                                            --------   --------   --------     -------       -------
        Net cash provided by (used in) financing
          activities......................................    47,443     27,723    (12,060)     (8,928)        1,113
                                                            --------   --------   --------     -------       -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......     9,234     (4,578)     4,438       6,159        (1,362)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..........    17,181     26,415     21,837      21,837        26,275
                                                            --------   --------   --------     -------       -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD................  $ 26,415   $ 21,837   $ 26,275     $27,996       $24,913
                                                            --------   --------   --------     -------       -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid...........................................  $  1,720   $  4,347   $  5,528     $ 1,396       $ 1,364
  Income taxes (refunded) paid:
    Domestic..............................................      (256)      (134)       133         175            --
    Foreign...............................................     2,952      4,842      3,629       1,253           941

                See notes to consolidated financial statements.

                                 HYDRIL COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999
           AND THE THREE MONTH PERIODS ENDED MARCH 31, 1999 AND 2000
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                  (ALL INTERIM PERIOD BALANCES ARE UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- Hydril Company (the "Company") operates principally in the oilfield equipment industry on a worldwide basis. Operations involve engineering, manufacturing and marketing high performance specialty equipment for use in the exploration and production of oil and gas. The Company's customer base consists primarily of steel pipe distributors, major oil companies, independent oil and gas producers and drilling contractors. The Company operates in two business segments -- Tubular and Pressure Control (see Note 12 for further information).

     Principles of Consolidation -- The consolidated financial statements include the accounts of Hydril Company and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- Revenues for all products and services are recognized at the time such products are delivered or services are performed, except as described below.

     Revenues from long-term contracts, which are generally contracts from six to eighteen months and an estimated contract price in excess of $1,000, are recognized using the percentage-of-completion method measured by the percentage of cost incurred to estimated final cost. Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance. Provisions are made currently for the entire amount of anticipated losses on uncompleted contracts. Changes in contract performance, conditions and estimated profitability may result in revisions to estimated costs and income or loss and will be recognized in the period in which those revisions are determined. It is at least reasonably possible that estimates of contract costs could be revised in the near term.

     Cash and Cash Equivalents -- Cash equivalents are highly liquid investments including commercial paper and time deposits having original maturities of three months or less.

     Allowance for Doubtful Accounts -- The Company maintains an allowance for doubtful accounts based on its best estimate of accounts receivable considered to be uncollectible. An analysis of the activity in the allowance for doubtful accounts for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                              1997     1998     1999
                                                             ------   ------   ------
Beginning balance..........................................  $  939   $1,125   $4,144
Additions charged to expense...............................     261    3,019     (317)
Accounts written off.......................................     (78)      (7)    (118)
Recoveries.................................................       3        7        1
                                                             ------   ------   ------
Ending balance.............................................  $1,125   $4,144   $3,710
                                                             ======   ======   ======

     Marketable Securities -- Marketable securities are stated at market value as determined by the most recently traded price of the security at the balance sheet date. Securities are defined as trading securities

                                 HYDRIL COMPANY
or available-for-sale securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

     Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and unrealized holding gains and losses are included in earnings. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated comprehensive income.

     Declines in fair value of marketable securities are evaluated to determine whether such declines are "other-than-temporary." Factors which the Company considers in determining the existence of an "other-than-temporary" decline in fair value include the length of time and extent to which market value has been less than cost, and the intent and ability of the Company to retain the investment until recovery of the market value. A decline determined to be "other-than-temporary" is recognized in the statements of operations.

     Inventories -- Inventories are stated at the lower of cost or market. Inventory costs include material, labor and production overhead. Cost is determined by the last in, first out ("LIFO") method for substantially all pressure control products (approximately 89% and 90% of total gross inventories at December 31, 1998 and 1999, respectively) and by the first in, first out ("FIFO") method for all other inventories. If the FIFO method had been used to value all inventories, the cost would have been $13,239 and $12,136 higher at December 31, 1998 and 1999, respectively.

     The Company periodically reviews its inventory for excess or obsolete items and provides a reserve for the difference in the carrying value of excess or obsolete items and their estimated net realizable value. An analysis of the excess and obsolete inventory reserve for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                              1997     1998     1999
                                                             ------   ------   ------
Beginning balance..........................................  $5,485   $5,901   $8,531
Provision for excess and obsolete inventory................   1,234    3,296    2,423
Inventory disposed of during the year......................    (818)    (666)  (4,568)
                                                             ------   ------   ------
          Ending balance...................................  $5,901   $8,531   $6,386
                                                             ======   ======   ======

     Property -- Property, plant and equipment is recorded at cost. Expenditures for renewals, replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Depreciation of property, including that under capital leases, is based on the straight-line method. Rates are based upon the estimated useful lives of the various classes of property, generally as follows:

Buildings and improvements.............................   20-45 years
Machinery and equipment................................    3-12 years

     Upon retirement or other disposal of fixed assets, the costs and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in the results of operations.

     Depreciation expense was $5,259, $6,324, $7,851, $1,635 and $2,083 for the
years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

     Included in other assets within the consolidated balance sheets at December 31, 1998 and 1999 are $4,312 and $2,945, respectively, of real estate holdings not currently used in operations. These holdings are reported at the lower of their carrying amount or fair value less estimated costs to sell.

                                 HYDRIL COMPANY

     Impairment of Long-Lived Assets -- The Company reviews its long-lived assets for impairment when circumstances indicate that the carrying amount of an asset may not be recoverable. The determination of recoverability is made based upon the estimated undiscounted future cash flows of the related asset.

     Research and Development Costs -- The Company engages in research and development activities to develop new products and to significantly improve existing products. Some of these activities are conducted with other industry participants or government organizations who reimburse the Company for costs incurred by the Company on their behalf. The Company expenses as incurred all research and development costs that are not reimbursable by other parties. Research and development expenses, net of reimbursement, were $1,207, $1,526, $1,107, $473, and $336 for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

     Stock-Based Compensation -- The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the common stock.

     Environmental Liabilities -- The costs to remediate and monitor environmental matters are accrued when such liabilities are considered probable and a reasonable estimate of such costs is determinable.

     Income Taxes -- The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. United States deferred income taxes have been provided on unremitted earnings of foreign subsidiaries.

     Foreign Currencies Translation -- For purposes of consolidation, the operations of the Company's foreign subsidiaries are measured by reflecting financial results of those operations as if they had taken place within a U.S. dollar-based economic environment using the U.S. dollar as the functional currency. Inventory, property, plant and equipment, cost of sales and depreciation are remeasured from the local currency to U.S. dollars at historical exchange rates. Monetary assets and liabilities are remeasured at current exchange rates on the balance sheet date. Income and expense accounts, other than cost of sales and depreciation, are remeasured at weighted average exchange rates during the year. Gains and losses resulting from those remeasurements are included in the statements of operations.

     Concentration of Credit and Customer Risk -- The Company sells its products to a broad group of steel pipe distributors, major and independent domestic and international oil and gas companies and national oil companies, as well as domestic and international drilling contractors and rental companies. See Note 12 for further information on major customers. The Company performs ongoing credit evaluations of its customers and provides allowance for probable credit losses where necessary.

     Recent Accounting Standards -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires an entity to recognize all derivatives as an asset or liability measured at its fair value. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of other comprehensive income. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Earlier application of SFAS 133 is encouraged, but not prior to the beginning of any fiscal quarter that began after issuance of the Statement. Retroactive application to periods prior to adoption is not allowed. The Company has not completed the process of evaluating the impact that could result from adopting SFAS 133.

                                 HYDRIL COMPANY

     Reclassifications -- Certain prior year amounts within the consolidated financial statements have been reclassified to conform to the current year's presentation.

     Interim Presentation (Unaudited) -- The accompanying consolidated interim financial statements and disclosures have been prepared by the Company in accordance with accounting principles generally accepted in the United States and in the opinion of management reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation in all material respects of the financial position and results for the interim periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for the full year. Certain financial statement items in the interim 1999 period have been reclassified to conform to the interim 2000 presentation.

2. ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

     Accrued liabilities and other long-term liabilities as of December 31, 1998 and 1999 and March 31, 2000 consisted of the following:

                                                          DECEMBER 31,
                                                        -----------------    MARCH 31,
                                                         1998      1999         2000
                                                        -------   -------   ------------
                                                                            (UNAUDITED)
Accrued liabilities:
  Reserve for losses on projects......................  $14,600   $ 7,478     $ 7,850
  Employee benefits...................................    3,897     3,663       4,610
  Other...............................................   10,261     9,628       7,574
                                                        -------   -------     -------
                                                        $28,758   $20,769     $20,034
                                                        =======   =======     =======
Other long-term liabilities:
  Post retirement health and life benefits............  $12,657   $10,994     $10,994
  Pension plan benefits...............................    5,228     6,461       6,461
  Other...............................................      252       556       1,085
                                                        -------   -------     -------
                                                        $18,137   $18,011     $18,540
                                                        =======   =======     =======

3. LONG-TERM CONTRACTS

     The components of long-term contracts as of December 31, 1998 and 1999 and March 31, 2000 consist of the following:

                                                         DECEMBER 31,
                                                      -------------------    MARCH 31,
                                                        1998       1999        2000
                                                      --------   --------   -----------
                                                                            (UNAUDITED)
Costs and estimated earnings on uncompleted
  contracts.........................................  $ 74,375   $ 39,450    $ 39,139
Less: billings to date..............................   (58,671)   (38,640)    (33,118)
                                                      --------   --------    --------
Excess of costs and estimated earnings over
  billings..........................................  $ 15,704   $    810    $  6,021
                                                      ========   ========    ========
Included in the accompanying balance sheets under
  the following captions:
Contract costs and estimated earnings in excess of
  billings..........................................  $ 26,782   $  8,116    $  9,981
Billings in excess of contract costs and estimated
  earnings..........................................   (11,078)    (7,306)     (3,960)
                                                      --------   --------    --------
          Total.....................................  $ 15,704   $    810    $  6,021
                                                      ========   ========    ========

     As of December 31, 1998 and 1999 and March 31, 2000, the Company had $394, $2,327 and $2,834, respectively, of receivables representing amounts billed to, but unpaid, by customers pending completion of

                                 HYDRIL COMPANY
the projects. Additionally as of December 31, 1998 and 1999 and March 31, 2000 the Company has accrued $7,200, $6,097 and $6,097, respectively, for penalties due to delayed deliveries of equipment under long-term contracts.

4. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

     The Company's borrowings as of December 31, 1998 and 1999 and March 31, 2000 were as follows:

                                                          DECEMBER 31,
                                                        -----------------    MARCH 31,
                                                         1998      1999        2000
                                                        -------   -------   -----------
                                                                            (UNAUDITED)
Short-term borrowings.................................  $ 8,336   $    --     $    --
                                                        =======   =======     =======
Long-term debt:
Senior notes..........................................  $60,000   $60,000     $60,000
Revolving lines of credit:
  U.S. ...............................................   14,550    11,954      13,251
  Foreign.............................................      430        --          --
IBM note financing....................................    1,730     1,265       1,144
                                                        -------   -------     -------
          Total.......................................   76,710    73,219      74,395
Less current portion..................................     (895)     (498)       (507)
                                                        -------   -------     -------
          Total long-term debt........................  $75,815   $72,721     $73,888
                                                        =======   =======     =======

     Short-term borrowings -- The Company had available a short-term credit facility totaling $10,000 of which $8,336 was outstanding at December 31, 1998. This short-term credit facility was terminated and the outstanding borrowings were repaid on January 7, 1999. The interest rate at December 31, 1998 was 5.95%.

     Senior notes -- On June 26, 1998, the Company issued $60,000 in senior notes due June 30, 2003. The holders of the notes are Principal Mutual Life Insurance Company $59,000 and Nippon Life Insurance Company of America $1,000. The notes bear interest at a rate of 6.85% payable quarterly.

     Revolving lines of credit -- Since March 1998, the Company has had available a secured U.S. revolving line of credit totaling $15,000 of which $14,550 and $11,954 was outstanding at December 31, 1998 and 1999, respectively. Interest on outstanding borrowings under this credit facility at December 31, 1999 was payable at LIBOR plus 325 basis points (9.4% at December 31, 1999). On June 8, 2000, the U.S. revolving line of credit was amended to extend the maturity of the revolving line of credit from June 30, 2001 to July 1, 2001 and change the interest rate to, at the Company's election, the bank's prime rate plus 75 basis points or LIBOR plus 250 basis points.

     The foreign revolving lines of credit, committed and uncommitted, totaled $13,000, of which none was outstanding at December 31, 1999. The uncommitted line for $10,000 can be terminated at the bank's discretion and the committed line for $3,000 expires February 28, 2001. Interest on the outstanding borrowings under the foreign revolving lines of credit is payable quarterly at rates ranging from LIBOR plus 100 basis points (7.10% at December 31, 1999) to a bank base rate plus 150 basis points (7% at December 31, 1999).

     Covenants -- The U.S. revolving line of credit requires the Company to comply with certain covenants and financial tests. These include a requirement to maintain minimum levels of tangible net worth, to not exceed levels of debt specified in the agreement, to comply with a fixed coverage test and to maintain a minimum level of earnings before interest, taxes, depreciation and amortization. On February 21, 2000, and April 21, 1999, the Company and its lender modified the U.S. revolving line of credit agreement to

                                 HYDRIL COMPANY
reduce certain of the requirements. The Company was in compliance with the covenants and financial tests, as modified, at each of December 31, 1999 and March 31, 2000. The long-term note agreement for the senior notes has one financial event of default covenant, which is a minimum tangible net worth test; and the Company was in compliance with this covenant at each of December 31, 1999 and March 31, 2000. Additional financial tests, if not passed, restrict the Company's ability to incur additional indebtedness or make acquisitions, investments and restricted payments, such as pay dividends and repurchase capital stock. At December 31, 1999 and March 31, 2000, the Company did not meet the fixed charge test, and until it is able to pass this test, it is not permitted to incur additional indebtedness, or make restricted payments, acquisitions or investments.

     Collateral -- The senior notes and the U.S. revolving line of credit are secured, on a pari passu basis, by accounts receivable, inventory, equipment, intellectual property, certain real property, 100% of the stock of domestic subsidiaries, and 65% of the stock of foreign subsidiaries.

     IBM note financing -- The Company is financing certain equipment and completed consulting agreements with IBM over a five-year period beginning June 1997. The notes bear interest at 4.90%-7.61% per annum.

     Debt maturities -- The estimated remaining principal payments on the outstanding debt, exclusive of capital lease obligations, as of December 31, 1999 are as follows:

DEBT
MATURITIES                                                    TOTAL
----------                                                   -------
2000.......................................................  $   498
2001.......................................................   12,488
2002.......................................................      233
2003.......................................................   60,000
                                                             -------
          Total............................................  $73,219
                                                             =======

5. INCOME TAXES

     The geographical sources of income (loss) before income taxes for the three years ended December 31 1997, 1998 and 1999 were as follows:

                                                         1997       1998       1999
                                                        -------   --------   --------
United States.........................................  $ 2,002   $(20,998)  $(14,345)
Foreign...............................................   16,819       (972)     3,379
                                                        -------   --------   --------
Income (loss) before income taxes.....................  $18,821   $(21,970)  $(10,966)
                                                        =======   ========   ========

     The provision (benefit) for income taxes for the three years ended December 31, 1997, 1998 and 1999 consisted of the following:

                                                           1997      1998      1999
                                                          ------   --------   -------
United States:
  Current...............................................  $  (37)  $    337   $    --
  Deferred..............................................   2,026    (12,957)   (7,421)
Foreign:
  Current...............................................   4,038      5,444     3,914
  Deferred..............................................     474       (294)     (222)
                                                          ------   --------   -------
          Total.........................................  $6,501   $ (7,470)  $(3,729)
                                                          ======   ========   =======

                                 HYDRIL COMPANY

     The consolidated effective income tax rates (as a percentage of income before income taxes) for the three years ended December 31, 1997, 1998 and 1999 varies from the United States statutory income tax rate for the reasons set forth below:

                                                              1997     1998     1999
                                                              ----     ----     ----
Statutory rate..............................................  35.0%    35.0%    35.0%
Nondeductible expenses......................................   0.5%    (0.5)%   (0.7)%
Other.......................................................  (1.0)%   (0.5)%   (0.3)%
                                                              ----     ----     ----
  Effective Rate............................................  34.5%    34.0%    34.0%
                                                              ----     ----     ----

     Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1999 were as follows:

                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
Inventory capitalization cost...............................  $  4,187   $  3,567
Accrued expenses and other items not deductible for tax
  purposes..................................................    16,016     12,500
Net operating loss carryforward.............................        --      5,191
Alternative minimum tax and foreign tax credits.............     2,056      6,118
Other.......................................................     1,910      1,366
                                                              --------   --------
          Total deferred tax assets.........................    24,169     28,742
Deferred tax liabilities:
Property, plant and equipment...............................    (1,592)    (2,319)
Unrepatriated foreign earnings..............................    (7,572)    (8,763)
Group insurance.............................................    (4,427)        --
Other.......................................................      (560)        --
                                                              --------   --------
          Total deferred tax liability......................   (14,151)   (11,082)
                                                              --------   --------
Net deferred tax asset......................................  $ 10,018   $ 17,660
                                                              ========   ========

     At December 31, 1999, the Company had approximately $15,000 of net operating losses available to offset future taxable income through the year 2019. In addition, the Company has approximately $600 of federal alternative minimum tax credits which are available to reduce future federal income tax payable, if any, over an indefinite period (although not below the tentative minimum tax otherwise due in any year), and approximately $5,500 of foreign tax credits which are available to reduce future foreign income taxes payable, if any, through the year 2004.

6. EMPLOYEE BENEFITS

     Post Retirement Benefits -- The Company has a defined benefit pension plan covering substantially all of its U.S. employees. Benefits are based on the employees' years of service and compensation. Plan assets consist primarily of investments in equities and money market funds.

     Additionally, the Company provides certain medical, life insurance and/or dental benefits for eligible employees, hired before July 1, 1997, who have retired under one of the Company's pension plans. Effective December 31, 1999, the Company changed eligibility provisions for this plan, significantly reducing the number of participants. Under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," this change to the plan resulted in the recognition of

                                 HYDRIL COMPANY

$2,225 of net curtailment gains in 1999. Also effective December 31, 1999, the Company changed the plan to increase premiums and reduce lifetime cap provisions. These negative plan amendments resulted in an additional $4,579 of negative prior service cost and will be amortized as a reduction of expense over the remaining life expectancy of fully eligible participants.

     The benefit obligation, value of plan assets, and funded status component costs of the plans are as follows:

                                                                                POST RETIREMENT
                                                       PENSION BENEFITS    HEALTH AND LIFE BENEFITS
                                                       -----------------   -------------------------
                                                        1998      1999        1998          1999
                                                       -------   -------   -----------   -----------
Benefit obligation at beginning of year..............  $18,143   $21,761    $ 11,513      $ 12,737
  Service cost.......................................    1,255     1,521         401           372
  Interest cost......................................    1,316     1,489         822           804
  Participant contributions..........................       --        --          11            11
  Plan amendments....................................       --        --          --        (4,579)
  Curtailment (gain)/loss............................       --        --          --        (2,225)
  Benefits paid......................................     (212)     (281)       (926)         (895)
  Actuarial (gain)/loss..............................    1,259    (3,612)        916           457
                                                       -------   -------    --------      --------
          Benefit obligation at end of year..........  $21,761   $20,878    $ 12,737      $ (6,682)
                                                       =======   =======    ========      ========
Fair value of plan assets at beginning of year.......  $15,090   $14,057          --            --
  Actual return on plan assets.......................     (822)     (915)         --            --
  Employer contributions.............................      105        --    $    915      $    884
  Participant contributions..........................       --        --          11            11
  Benefits paid......................................     (212)     (281)       (926)         (895)
  Administrative expenses............................     (104)     (102)         --            --
                                                       -------   -------    --------      --------
          Fair value of plan assets at end of year...  $14,057   $12,759    $      0      $      0
                                                       =======   =======    ========      ========
Reconciliation of plan funded status
  Funded status......................................  $(7,704)  $(8,119)   $(12,737)     $ (6,682)
  Unrecognized actuarial (gain)/loss.................    1,250       (94)       (834)         (378)
  Unrecognized transition obligation.................      792       599          --            --
  Unamortized prior service cost.....................      (55)      (45)         --        (4,579)
                                                       -------   -------    --------      --------
          Net amount recognized at year-end..........  $(5,717)  $(7,659)   $(13,571)     $(11,639)
                                                       =======   =======    ========      ========
Amounts recognized in the consolidated balance sheet
  as accrued benefit liability at year end...........  $(5,717)  $(7,659)   $(13,571)     $(11,639)
                                                       =======   =======    ========      ========

                                                                           POST RETIREMENT
                                               PENSION BENEFITS       HEALTH AND LIFE BENEFITS
                                           ------------------------   -------------------------
                                            1997     1998     1999     1997     1998     1999
                                           ------   ------   ------   ------   ------   -------
Components of net periodic benefit cost
  Service cost...........................  $1,061   $1,255   $1,521   $  319   $  401   $   372
  Interest cost..........................   1,189    1,316    1,489      804      822       804
  Expected return on plan assets.........  (1,032)  (1,370)  (1,251)      --       --        --
  Amortization of prior service cost.....      (9)      (9)      (9)      --       --        --
  Amortization of transition
     obligation..........................     193      193      193       --       --        --
  Recognized actuarial gain..............     (32)     (53)      --      (49)     (18)       --
                                           ------   ------   ------   ------   ------   -------
          Net periodic cost..............  $1,370   $1,332   $1,943   $1,074   $1,205   $ 1,176
                                           ======   ======   ======   ======   ======   =======
Additional (gain) recognized due to:
  Curtailment............................                                               $(2,225)
                                                                                        =======

                                 HYDRIL COMPANY

     The assumed discount rate and salary increase rate used in determining the benefit obligation were 7.75% and 4.50%, respectively, at December 31, 1999. Such rates used at December 31, 1998 and 1997 were 6.75% and 4.50% and 7.25% and 5.00%, respectively. The expected long-term rate of return on pension plan assets at December 31, 1998 and 1999 was 9%. The expected long-term rate of return on pension plan assets at December 31, 1997 was 8%.

     A 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000 in determining the benefit obligation for the post retirement health and life plan. This rate is assumed to decrease gradually to 5% for 2004 and remain at that level thereafter.

     The assumed health care cost trend rates have a significant effect on the amounts reported for the post retirement health and life plan. A one percent change in the assumed health care cost trend rates would have the following effects:

                                                                  ONE PERCENT
                                                              --------------------
                                                              INCREASE    DECREASE
                                                              --------    --------
Effect on total of service and interest cost components for
  1999......................................................    $ 67       $ (57)
Effect on December 31, 1999 benefit obligation..............     127        (125)

     Defined Contribution Plan -- The Company has an employee savings plan under which U.S. employees can invest up to 12% of their earnings matched by an amount from the Company equal to one-half of the first 6% of the employees' contributions. The Company's contributions were $551, $710 and $898 in 1997, 1998 and 1999, respectively.

     Other -- Substantially all of the Company's employees in foreign locations are covered by either governmental-sponsored or Company-sponsored benefit plans. The aggregate liabilities and expenses of these foreign plans are not material to the consolidated financial statements.

7. OTHER INCOME

     Investment in XLS Holding Inc. ("XLS") -- In 1994, the Company obtained a 50% interest in XLS as a result of the settlement of litigation between the Company and XL Systems, Inc. ("XL Systems") and in consideration for the licensing to XL Systems of several of the Company's patented thread connections. The Company's investment in XLS was accounted for using the equity method.

     Gain on XLS/Marketable securities -- In September 1997, the Company sold its investment in XLS and received 472,454 registered common stock shares of Weatherford International Inc. ("WFI"), for a total gain of $18,521. In the same year, the Company sold 64,447 shares of WFI and recognized a gain of $75.

     In January 1998, the Company purchased options ("put options") for a total cost of $2,745 to sell 408,007 shares of WFI at a strike price of $44.53 per share. Put options to sell 200,000 shares expired in July 1998. The Company received approximately $981 for settlement of these expired put options. Put options to sell the remaining 208,007 shares expired on January 2, 1999. The Company exercised these put options and sold the related shares at that time for combined proceeds of $44.53 per share.

     Marketable securities at December 31, 1998 included 408,007 shares of WFI common stock (including the 208,007 shares subject to put options discussed above). At December 31, 1998, the Company determined that the $6,137 decline in the fair value of these shares was other-than-temporary, and accordingly, the Company recognized this decline as part of other expenses in 1998. In 1999, the Company realized a gain of $253 from the sale of the remaining shares of WFI.

                                 HYDRIL COMPANY

     Gain on exchange of manufacturing facility -- During 1997, the Company exchanged its Singapore manufacturing facility for cash of approximately $2,500, and a new manufacturing facility located in Batam, Indonesia, resulting in a gain of $4,520.

8. CAPITAL STOCK AND EARNINGS PER SHARE

     Preferred Stock -- At March 31, 2000, the Company has authorized the issuance of 1,000,000 shares of $1 par value preferred stock. At March 31, 2000 and December 31, 1999, there were no shares of preferred stock issued or outstanding. Prior to the Company's initial public offering of common stock (the "Offering"), the Company will amend its charter to authorize the issuance of 10,000,000 shares of preferred stock.

     Common Stock -- At March 31, 2000 and December 31, 1999, the Company had authorized the issuance of 4,000,000 shares of $.50 par value common stock and 3,229,840 of such shares were issued and outstanding. Prior to the Offering, the Company will amend its charter to authorize the issuance of 107,000,000 shares of common stock, divided into 75,000,000 shares of common stock, par value $.50 per share and 32,000,000 shares of Class B common stock, par value $.50 per share. The charter amendment will also provide that each share of then outstanding common stock will be automatically be converted into one share of Class B common stock. The Company will then issue a stock dividend to the Class B common stockholders consisting of five additional shares of Class B common stock for each share of Class B common stock outstanding. All share and per share amounts in the consolidated financial statements have been retroactively restated for the issuance of Class B common stock and the stock dividend which will be accounted for as a stock split.

     Upon completion of the Offering, only those stockholders who held shares of common stock prior to the Offering will hold Class B common stock. Shares of common stock and Class B common stock generally have identical rights except as further described. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors, while the holders of Class B common stock are entitled to 10 votes per share. Holders of common stock have no conversion rights while holders of Class B common stock may convert each share of Class B common stock into one share of common stock at any time. In addition, under certain circumstances, shares of Class B common stock will automatically convert into shares of common stock.

     The income (loss) per common share shown on the Consolidated Statements of Operations reflects net income (loss), divided by the weighted average number of common shares outstanding during the respective years. The only potentially dilutive securities are the 702,000 options granted in 1999 (see Note 11). In calculating diluted income (loss) per share, common shares issuable under stock options are added to the weighted average common shares outstanding when dilutive. For the year ended December 31, 1999, all potentially dilutive securities are anti-dilutive and therefore are not included in the Earnings per Share ("EPS") calculations. For the three months ended March 31, 1999 and 2000, all potentially dilutive securities are also anti-dilutive and therefore are not included in the EPS calculations.

9. COMMITMENTS AND CONTINGENCIES

     Leases -- The Company's lease commitments are principally for operating facilities and equipment. Leases for certain data processing equipment are capitalized because these leases transfer ownership of the equipment to the Company at the end of the lease term.

                                 HYDRIL COMPANY

     Obligations for minimum payments under noncancelable capital and operating leases for the years ended December 31 are as follows:

                                                            TOTAL    OPERATING   CAPITAL
                                                            ------   ---------   -------
2000......................................................  $  785    $  510      $275
2001......................................................     578       303       275
2002......................................................     242       190        52
2003......................................................      64        64        --
2004......................................................      64        64        --
Greater than five years...................................      70        70        --
                                                            ------    ------      ----
          Total minimum lease payments....................  $1,803    $1,201      $602
Less: amounts representing interest.......................                         (29)
                                                                                  ----
Present value of net minimum capital lease payments.......                         573
Less: current portion.....................................                         255
                                                                                  ----
          Long-term obligation............................                        $318
                                                                                  ====

     Property and equipment at December 31, 1999 included equipment under capital leases with a net book value of $539. Rental expense was $1,417, $1,021, $952, $370 and $278 in the year ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

     Litigation -- The Company is involved in legal proceedings arising in the ordinary course of business. In the opinion of management these matters are such that their outcome will not have a material adverse effect on the financial position or results of operations of the Company.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments at December 31, 1998 and 1999 consisted of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, accounts payable and debt. The carrying amounts of these items (except for long-term debt) are a reasonable estimate of their fair values because of the short maturity of such instruments or because their interest rates approximate comparable market rates available to the Company.

     The fair value of long-term debt was determined by discounting cash flows based on contractual maturities at interest rates expected to be available to the Company. The estimated fair value and carrying amount of long-term debt at December 31, 1998 was $72,664 and $76,710, respectively. The estimated fair value and carrying amount of long-term debt at December 31, 1999 was $71,676 and $73,219, respectively.

11. EMPLOYEE STOCK OPTION PLAN

     The Company's 1999 Stock Option Plan (the "Plan") provides for the granting of options for the purchase of the Company's common stock ("Common Stock") to officers and key employees of the Company. Such options vest over a four-year period and are exercisable for a ten-year period. An aggregate of 1,050,000 shares of Common Stock has been reserved for grants of which 348,000 were available for future grants at December 31, 1999.

                                 HYDRIL COMPANY

     A summary of the status of the Company's stock option activity, and related information for the year ended December 31, 1999, is presented below:

                                                                         1999
                                                              --------------------------
                                                                        WEIGHTED AVERAGE
                                                              SHARES     EXERCISE PRICE
                                                              -------   ----------------
Outstanding at beginning of year............................       --           --
Granted.....................................................  702,000        $4.32
Exercised...................................................       --           --
Forfeited...................................................       --           --
                                                              -------
          Outstanding at end of year........................  702,000        $4.32
                                                              =======
Options exercisable at year-end.............................       --        $  --
Weighted-average fair value of options granted during the
  year......................................................                 $3.20

     The following table summarizes information about stock options outstanding as of December 31, 1999:

                                                                                      WEIGHTED AVERAGE
                                 WEIGHTED AVERAGE                                     EXERCISE PRICE OF
EXERCISE                             REMAINING       WEIGHTED AVERAGE   EXERCISABLE      EXERCISABLE
PRICE                  SHARES    CONTRACTURAL LIFE    EXERCISE PRICE      SHARES           SHARES
--------               -------   -----------------   ----------------   -----------   -----------------
$4.32                  702,000          5.3               $4.32             --                 --

     Stock option agreements issued under the plan contain certain restrictions on the transfer of common stock received upon the exercise of stock options ("Option Stock"), including prohibiting the transfer of Option Stock for five years from the exercise option date other than in the event of death. Such agreements also give the Company certain rights to repurchase options or Option Stock upon termination of the holder's employment and under certain circumstance, require the Company to purchase the holder's options or Option Stock upon death or disability.

     All amounts above have been adjusted for the effects of the stock dividend accounted for as a stock split described in Note 8.

     SFAS 123 encourages, but does not require, companies to record compensation cost for employee stock-based compensation plans at fair value as determined by generally recognized option pricing models such as the Black-Scholes model or the binomial model. Because of the inexact and subjective nature of deriving stock option values using these methods, the Company has adopted the disclosure-only provisions of SFAS 123 and continues to account for stock-based compensation using the intrinsic value method prescribed in APB 25. Accordingly, no compensation expense has been recognized for the Plan.

     Had compensation cost for the Plan been determined based on the fair value at the grant date for awards issued in 1999 consistent with provisions of SFAS 123, the Company's net loss would have been increased by $599 in 1999.

     The pro forma fair value of options at the date of the grant was estimated using the Black-Scholes model and the following assumptions:

                                                               1999
                                                               -----
Expected life (years).......................................    6.35
Interest rate...............................................    4.76%
Volatility..................................................       0%
Dividend yield..............................................       0%
Weighted-average fair value per share at grant date.........   $3.20

                                 HYDRIL COMPANY

12. SEGMENT AND RELATED INFORMATION

     In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Company has identified the following reportable segments: Tubular and Pressure Control.

     Hydril is a worldwide leader in engineering, manufacturing and marketing premium tubular connections and pressure control products for oil and gas drilling and production. The Company sells its products to a broad group of steel pipe distributors, major and independent, domestic and international oil and gas companies and drilling contractors. The Company's products are primarily targeted for use in drilling environments where extreme pressure, temperature, corrosion and mechanical stress are encountered, as well as in environmentally-sensitive drilling. These harsh conditions are typical for deepwater, deep-formation and horizontal oil and gas wells.

     The Company's tubular segment manufactures premium tubular connections that are used in harsh drilling environments. Hydril applies premium threaded connections to tubulars owned by its customers and purchases pipe in certain international markets for threading and resale. Hydril manufactures premium threaded connections and provides services at facilities located in Houston, Texas; Westwego, Louisiana; Bakersfield, California; Nisku, Alberta, Canada; Aberdeen, Scotland; Veracruz, Mexico; Batam, Indonesia; and Warri, Nigeria.

     The Company's pressure control segment manufactures a broad range of pressure control equipment used in oil and gas drilling, and well completion and maintenance in harsh environments. The Company's pressure control products are primarily safety devices that control and contain fluid and gas pressure during drilling, completion and maintenance in oil and gas wells. The Company also provides replacement parts, repair and field services for their installed base of pressure control equipment. Hydril manufactures pressure control products at its three plant locations in Houston, Texas.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income or loss.

                                 HYDRIL COMPANY

     Financial data for business segments is as follows:

                                                             PRESSURE     CORPORATE
                                                  TUBULAR    CONTROL    ADMINISTRATION    TOTAL
                                                  --------   --------   --------------   --------
As of and for the year ended December 31, 1997:
  Revenues......................................  $111,472   $106,635      $     --      $218,107
  Operating income (loss).......................    23,968(a) (14,694)       (8,244)        1,030
  Total assets..................................    68,604     97,487        82,717       248,808
  Capital expenditures..........................    16,352      5,247           650        22,249
  Depreciation and amortization.................     2,823      1,449           987         5,259
As of and for the year ended December 31, 1998:
  Revenues......................................  $116,256   $122,956      $     --      $239,212
  Operating income (loss).......................    26,260    (21,267)      (13,209)       (8,216)
  Total assets..................................    72,643    118,185        68,248       259,076
  Capital expenditures..........................    10,247      2,528         2,992        15,767
  Depreciation and amortization.................     3,330      1,674         1,320         6,324
As of and for the year ended December 31, 1999:
  Revenues......................................  $ 75,362   $ 84,063      $     --      $159,425
  Operating income (loss).......................    17,698    (16,698)      (10,089)       (9,089)
  Total assets..................................    65,815     82,513        63,480       211,808
  Capital expenditures..........................     7,690        827           273         8,790
  Depreciation and amortization.................     4,049      1,959         1,843         7,851
As of and for the three months ended March 31,
  1999:
  Revenues......................................  $ 20,234   $ 19,248      $     --      $ 39,482
  Operating income (loss).......................     5,375     (2,385)       (2,884)          106
As of and for the three months ended March 31,
  2000:
  Revenues......................................  $ 21,611   $ 23,148      $     --      $ 44,759
  Operating income (loss).......................     5,981        498        (2,559)        3,920

(a) Includes a gain of $4,520 from the exchange of a manufacturing facility.

     Revenues and long-lived assets by geographical area:

                                                         1997       1998       1999
                                                       --------   --------   --------
Revenues:
  United States......................................  $125,038   $143,685   $101,460
  International......................................    93,069     95,527     57,965
                                                       --------   --------   --------
                                                       $218,107   $239,212   $159,425
                                                       ========   ========   ========
Long-lived assets:
  United States......................................  $ 56,192   $ 62,760   $ 67,936
  International......................................    13,906     18,077     18,182
                                                       --------   --------   --------
                                                       $ 70,098   $ 80,837   $ 86,118
                                                       ========   ========   ========

                                 HYDRIL COMPANY

     The Company revenues from major customers were as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1997     1998     1999
                                                              -----    -----    -----
TUBULAR
Customer A..................................................   12%      16%      21%
Customer B..................................................   10%       --       --
PRESSURE CONTROL
Customer A..................................................    --      11%      24%

13. SUBSEQUENT EVENT

     In May 2000 the Company's Board of Directors approved the Hydril Company 2000 Incentive Plan (the "2000 Plan") which allows for the granting to officers, employees, and nonemployee directors of stock based awards covering a maximum of 1,950,000 shares of common stock. The 2000 Plan provides for an automatic grant, in connection with the Offering, to each nonemployee director of a nonqualified stock option to purchase a number of shares of common stock equal to $75,000 divided by the initial public offering price, at an exercise price per share equal to the initial public offering price. Furthermore, each nonemployee director will automatically be granted a nonqualified stock option each year following the annual meeting of stockholders on that number of shares of the Company's common stock such that the aggregate fair market value of such shares equals approximately $75,000. The options granted to nonemployee directors will have a term of ten years, will be fully vested upon the completion of one year of service as a nonemployee director, will have an exercise price equal to the fair market value of the Company's common stock subject to such option on the date of grant, and will become exercisable in cumulative annual installments of one-third each, beginning on the first anniversary of the date of grant.

[INSIDE BACK COVER - TOP]
-------------------------
Worldwide Locations


                             Global map indicating:

                             1. Hydril Plants
                             2. Authorized Repair Facilities
                             3. Sales Personnel/Warehouses


--------------------------------------------------------------------------------


[INSIDE BACK COVER - BOTTOM]
----------------------------
Photographs of Hydril plants

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--------------------------------------------------------------------------------

                                7,500,000 SHARES

                                 HYDRIL COMPANY
                                  COMMON STOCK

                                 [Company Logo]

                                  ------------

                                   PROSPECTUS

                                          , 2000

                                  ------------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                             DAIN RAUSCHER WESSELS
                               SIMMONS & COMPANY
                                 INTERNATIONAL

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering are estimated to be as follows:

SEC registration fees.....................................   $40,920
NASD filing fee...........................................    16,000
Listing fee...............................................         *
Legal fees and expenses...................................         *
Accounting fees and expenses..............................         *
Blue Sky fees and expenses (including legal fees).........         *
Printing expenses.........................................         *
Transfer Agent fees.......................................         *
Miscellaneous.............................................         *
                                                             -------
          Total...........................................   $     *
                                                             =======

---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE GENERAL CORPORATION LAW

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

     Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by the board of directors by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum or (3) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs by independent legal counsel in a written opinion or (4) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

     Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

RESTATED CERTIFICATE OF INCORPORATION

     The Restated Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, as the same exists as of the date of the Restated Certificate of Incorporation or as such provision may be thereafter amended, supplemented or replaced or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the filing of the Restated Certificate of Incorporation to authorize the further elimination or limitation of the personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Restated Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

BYLAWS

     The Bylaws provide that the Company shall, to the full extent permitted by
Section 145 of the Delaware General Corporation Law as amended from time to time, indemnify all persons whom it may indemnify under that Section.

     If California law is deemed to apply to the indemnification of the Company of its agents, as that term is defined under Section 317 of the California Corporations Code, then the Company shall, to the full extent permitted by
Section 317 of the California Corporations Code as amended from time to time, indemnify all such agents whom it may indemnify under that Section.

     The Company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or other agent against any liability asserted against or incurred by the agent in such capacity, or arising out of the agent's status as such, whether or not the Company would have power to indemnify the agent against such liability under the provisions of these Bylaws.

UNDERWRITING AGREEMENT

     The Underwriting Agreement provides for the indemnification of the directors and officers of the Company in certain circumstances.

INSURANCE

     The Company intends to obtain a policy of liability insurance to insure its officers and directors against losses resulting from certain acts committed by them in their capacities as officers and directors of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Hydril Company has not sold any securities, registered or otherwise, within the past three years, except as set forth below.

     On June 25, 1998, the Company issued $60,000,000 in aggregate principal amount of its 6.85% Senior Secured Notes due June 30, 2003 to Principal Mutual Life Insurance Company and Nippon Life Insurance Company of America in consideration of the payment to the Company of $60,000,000. In so doing, the Company relied on the private placement provisions of Section 4(2) of the Securities Act of 1933 (the "Securities Act") in claiming exemption for the offering, sale and delivery of such securities from the registration provisions of the Securities Act.

     In 1999, Hydril Company granted to employees options to purchase 702,000 shares of common stock. Such transaction was exempt from the registration requirements of the Securities Act by virtue of Rule 701 thereunder.

     Prior to the offering to which this registration relates, the Company will amend its charter to provide for two classes of common stock, consisting of common stock and Class B common stock, and convert each share of its then outstanding common stock into a share of Class B common stock. The Company will then effect a stock dividend with respect to its Class B common stock, whereby the holder of each outstanding share of Class B common stock will receive five shares of Class B common stock.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) Exhibits:

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1*           -- Form of Underwriting Agreement.
          3.1*           -- Restated Certificate of Incorporation.
          3.2*           -- Restated Bylaws of the Company.
          4.1*           -- Specimen Common Stock Certificate.
          4.2*           -- Registration Rights Agreement among the Company and the stockholders named therein.
          5.1*           -- Opinion of Baker Botts L.L.P.
         10.1*           -- Hydril Company 1999 Stock Option Plan.
         10.2*           -- Form of Award Agreement under Hydril Company 1999 Stock
                            Option Plan.
         10.3*           -- Hydril Company 2000 Incentive Plan.
         10.4            -- Note Purchase Agreement dated as of June 25, 1998.
                         Hydril is a party to several other long-term debt
                            instruments under which the total amount of long-term
                            debt securities authorized does not exceed 10% of the
                            total assets of Hydril and its subsidiaries on a
                            consolidated basis. Pursuant to paragraph 4(iii)(A) of
                            Item 601(b) of Registration S-K, Hydril agrees to furnish
                            a copy of such instruments to the Commission upon
                            request.
         21.1*           -- List of subsidiaries of the Company.
         23.1            -- Consent of Deloitte & Touche LLP.
         23.2*           -- Consent of Baker Botts L.L.P. (included in Exhibit 5.1)
         24.1            -- Powers of Attorney.
         27.1            -- Financial Data Schedule.

---------------

*  To be filed by amendment.

     All other schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 8th day of June, 2000.

                                            HYDRIL COMPANY

                                            By:  /s/ CHRISTOPHER T. SEAVER
                                              ----------------------------------
                                                    Christopher T. Seaver
                                              President, Chief Executive Officer
                                                          and Director

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 8th day of June, 2000.

                      SIGNATURE                                              TITLE
                      ---------                                              -----

              /s/ CHRISTOPHER T. SEAVER                  President, Chief Executive Officer and
-----------------------------------------------------      Director (Principal Executive Officer)
                Christopher T. Seaver

               /s/ MICHAEL C. KEARNEY                    Chief Financial Officer and Vice President --
-----------------------------------------------------      Administration (Principal Financial and
                 Michael C. Kearney                        Accounting Officer)

                          *                              Chairman of the Board
-----------------------------------------------------
                  Richard C. Seaver

                          *                              Director
-----------------------------------------------------
                  Richard A. Archer

                          *                              Director
-----------------------------------------------------
                    Jerry S. Cox

                          *                              Director
-----------------------------------------------------
                Gordon B. Crary, Jr.

                          *                              Director
-----------------------------------------------------
                  Patrick T. Seaver

                          *                              Director
-----------------------------------------------------
                    T. Don Stacy

                          *                              Director
-----------------------------------------------------
                     Lew O. Ward

           *By: /s/ CHRISTOPHER T. SEAVER
  -------------------------------------------------
                Christopher T. Seaver
                  Attorney-in-fact

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           1.1*          -- Form of Underwriting Agreement.
           3.1*          -- Restated Certificate of Incorporation of the Company.
           3.2*          -- Restated Bylaws of the Company.
           4.1*          -- Specimen Common Stock Certificate.
           4.2*          -- Registration Rights Agreement among the Company and the stockholders named therein.
           5.1*          -- Opinion of Baker Botts L.L.P.
          10.1*          -- Hydril Company 1999 Stock Option Plan.
          10.2*          -- Form of Award Agreement under Hydril Company 1999 Stock
                            Option Plan.
          10.3*          -- Hydril Company 2000 Incentive Plan.
          10.4           -- Note Purchase Agreement dated as of June 25, 1998.
                            Hydril is a party to several other long-term debt
                            instruments under which the total amount of long-term
                            debt securities authorized does not exceed 10% of the
                            total assets of Hydril and its subsidiaries on a
                            consolidated basis. Pursuant to paragraph 4(iii)(A) of
                            Item 601(b) of Registration S-K, Hydril agrees to furnish
                            a copy of such instruments to the Commission upon
                            request.
          21.1*          -- List of subsidiaries of the Company.
          23.1           -- Consent of Deloitte & Touche LLP.
          23.2*          -- Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
          24.1           -- Powers of Attorney.
          27.1           -- Financial Data Schedule.

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* To Be Filed By Amendment.